      As filed with the Securities and Exchange Commission on June 30, 2003

                                                     1933 Act File No. 333-91662

                                                     1940 Act File No. 811-10223
================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-2
                        (Check appropriate box or boxes)


[X]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]  Pre-Effective Amendment No.
[X]  Post-Effective Amendment No. 2
and
[X]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]  Amendment No. 8

                             ING Senior Income Fund
                  Exact Name of Registrant Specified in Charter


                         7337 East Doubletree Ranch Road
                              Scottsdale, AZ 85258
 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

                                 (800) 992-0180
               Registrant's Telephone Number, Including Area Code


                          William H. Rivoir, III, Esq.
                              ING Investments, LLC
                         7337 East Doubletree Ranch Road
                              Scottsdale, AZ 85258
     Name and Address (Number, Street, State, Zip Code) of Agent for Service


                                 With copies to:


                              Jeffrey S. Puretz, Esq.
                                   Dechert LLP
                                1775 I Street, NW
                               Washington, DC 20006


Approximate Date of Proposed Public Offering: As soon as practical after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box)


[ ]  when declared effective pursuant to section 8(c)

The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.


[ ] immediately upon filing pursuant to paragraph (b)
[X] on July 1, 2003 pursuant to paragraph (b)
[ ] 60 days after filing pursuant to paragraph (a)
[ ] on (date) pursuant to paragraph (a)
[X] this post-effective amendment designates a new effective date for a previously filed post-effective amendment


This post-effective amendment incorporates a combined prospectus pursuant to Rule 429, which relates to an earlier registration statement filed by the Registrant on March 30, 2001 (see File No. 333-54910). This prospectus will also be used in connection with sales of securities registered by the Registrant under that registration statement. This registration statement and the registration statement amended hereby will be collectively referred to as the "Registration Statement."

PROSPECTUS

JULY 1, 2003

ING SENIOR INCOME FUND

CLASSES A, B, C AND Q
COMMON SHARES

[GRAPHIC]


THIS PROSPECTUS SETS FORTH CONCISELY THE INFORMATION ABOUT THE ING SENIOR INCOME FUND (THE FUND) THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. YOU SHOULD READ IT CAREFULLY BEFORE YOU INVEST, AND KEEP IT FOR FUTURE REFERENCE.

THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE SEC) A STATEMENT OF ADDITIONAL INFORMATION DATED JULY 1, 2003 (THE SAI) CONTAINING ADDITIONAL INFORMATION ABOUT THE FUND. THE SAI IS INCORPORATED BY REFERENCE IN ITS ENTIRETY INTO THIS PROSPECTUS. YOU MAY OBTAIN A FREE COPY OF THE SAI BY CONTACTING THE FUND AT (800) 992-0180 OR BY WRITING TO THE FUND AT 7337 E. DOUBLETREE RANCH ROAD, SCOTTSDALE, ARIZONA 85258. THE PROSPECTUS, SAI AND OTHER INFORMATION ABOUT THE FUND ARE AVAILABLE ON THE SEC'S WEBSITE (http://www.sec.gov). THE TABLE OF CONTENTS FOR THE SAI APPEARS ON PAGE 35 OF THIS PROSPECTUS.

MARKET FLUCTUATIONS AND GENERAL ECONOMIC CONDITIONS CAN ADVERSELY AFFECT THE FUND. THERE IS NO GUARANTEE THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE. INVESTMENT IN THE FUND INVOLVES CERTAIN RISKS AND SPECIAL CONSIDERATIONS, INCLUDING RISKS ASSOCIATED WITH THE FUND'S USE OF LEVERAGE. SEE "RISK FACTORS AND SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF ANY FACTORS THAT MAKE INVESTMENT IN THE FUND SPECULATIVE OR HIGH RISK.


NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                [ING FUNDS LOGO]

                                                                   WHAT'S INSIDE

[GRAPHIC]   OBJECTIVE

[GRAPHIC]   INVESTMENT STRATEGY

[GRAPHIC]   RISKS

[GRAPHIC]   WHAT YOU PAY TO INVEST

This Prospectus describes the Fund's objective, investment strategy and risks.

You'll also find:

WHAT YOU PAY TO INVEST.
A list of the fees and expenses you pay -- both directly and indirectly -- when you invest in the Fund.


Introduction to the Fund                                     1
Prospectus Synopsis                                          2
What You Pay To Invest -- Fund Expenses                      6
Financial Highlights                                         8
Investment Objective and Policies                           10
The Fund's Investments                                      12
Risk Factors and Special Considerations                     14
Shareholder Guide                                           19
How to Purchase Shares                                      23
Repurchase Offers                                           25
Investment Management and Other Service Providers           27
Dividends and Distributions                                 30
Plan of Distribution                                        30
Use of Proceeds                                             30
Description of the Fund                                     31
Description of Capital Structure                            33
Tax Matters                                                 34
More Information                                            35
Statement of Additional Information Table of Contents       36

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                                      INTRODUCTION TO THE ING SENIOR INCOME FUND


THIS PROSPECTUS IS DESIGNED TO HELP YOU MAKE INFORMED DECISIONS ABOUT YOUR INVESTMENTS. PLEASE READ IT CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.


Who should invest in the Fund?

THE ING SENIOR INCOME FUND MAY SUIT YOU IF YOU:


   - are seeking regular monthly cash income;
   - are willing to accept the risks associated with an investment in a leveraged portfolio consisting primarily of senior loans that are typically below investment grade credit quality; and
   - are able to accept the limited liquidity of your investment resulting from the Fund's monthly repurchase program.


DESCRIPTION OF THE FUND


   The Fund is a continuously-offered, diversified, closed-end investment company that seeks to provide investors with a high level of monthly income. The Fund seeks to achieve this objective by investing in a professionally managed portfolio comprised primarily of senior loans, an investment typically not available directly to individual investors.

   Since the senior loans in the Fund's portfolio typically are below investment grade credit quality and the portfolio will be leveraged, the Fund has speculative characteristics. The Fund cannot guarantee that it will achieve its investment objective. Because it is not anticipated that a secondary market will develop for the Fund's Common Shares, the Fund will normally make monthly repurchase offers for 5% of its outstanding Common Shares.


   The Fund's investment manager is ING Investments, LLC.

[SIDE NOTE]

Risk is the potential that your investment will lose money or not earn as much as you hope. All funds have varying degrees of risk, depending upon the securities they invest in.


This Fund involves certain risks and special considerations, including risks associated with investing in below investment grade assets and risks associated with the Fund's use of borrowing and other leverage strategies. See "Risk Factors and Special Considerations" beginning on page 14.


Please read this Prospectus carefully to be sure you understand the principal risks and strategies associated with the Fund. You should consult the SAI for a complete list of the risks and strategies.

[GRAPHIC]

If you have any questions about the Fund, please call your financial consultant or us at 1-800-992-0180.

               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

                                                        Introduction to the Fund

PROSPECTUS SYNOPSIS

The following synopsis is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Prospectus.



DESCRIPTION OF
THE FUND
THE FUND The Fund is a continuously-offered, diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the 1940 Act). It is organized as a Delaware business trust. The Fund offers four separate classes of Common Shares: Class A, Class
                              B, Class C and Class Q.

INVESTMENT OBJECTIVE          To provide investors with a high level of monthly
                              income. There is no assurance that the Fund will
                              achieve its investment objective.

INVESTMENT MANAGER            The Fund's Investment Manager is ING Investments,
                              LLC (ING Investments or the Investment Manager),
                              an Arizona limited liability company. The
                              Investment Manager had assets under management of
                              over $34.5 billion as of May 31, 2003.

                              The Investment Manager is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE:ING) (ING
                              Groep). ING Groep is a global financial
                              institution active in the fields of insurance, banking and asset management in more than 65 countries, with more than 100,000 employees.

                              The Investment Manager receives an annual fee, payable monthly, in a maximum amount equal to 0.80% of the Fund's average daily gross asset value, minus the sum of the Fund's accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Fund and the liquidation preference of any outstanding preferred shares) (Managed Assets). This definition includes the assets acquired through the Fund's use of leverage.

                              Subject to shareholder approval, the Fund's Board of Trustees has approved Aeltus Investment
                              Management, Inc. to serve as the Sub-Adviser to the Fund effective on or about August 1, 2003. See
                              "Investment Management and Other Services --
                              Proposed Sub Adviser" on page 27.

DISTRIBUTIONS                 Dividends on Common Shares accrue and are declared
                              daily and are paid monthly. Dividends will be
                              automatically reinvested in additional shares of
                              the Fund at the Fund's net asset value (NAV) with
                              no sales charge, unless a shareholder elects to
                              receive distributions in cash or to purchase
                              shares of another ING Fund.

PRIMARY INVESTMENT            The Fund seeks to achieve its investment objective
STRATEGY                      by investing under normal circumstances at least
                              80% of its net assets, plus the amount of any
                              borrowings for investment purposes, in higher
                              yielding, U.S. dollar denominated, floating rate
                              secured senior loans made only to borrowers that
                              are corporations or other business entities
                              organized under U.S. law or located in the U.S.
                              (Senior Loans). These Senior Loans are typically
                              below investment grade credit quality.

                              Senior Loans either hold the most senior position in the capital structure of the borrower or hold an equal ranking with other senior debt or have characteristics that the Investment Manager believes justify treatment as senior debt.

                              The Fund may also invest up to 20% of its total assets measured at the time of investment in other instruments, including unsecured loans, subordinated loans, corporate debt securities, loans to foreign borrowers, equities acquired in connection with investments in loans and in other investment companies such as money market funds.
                              See "Investment Objective and Policies" at page 10.


Prospectus Synopsis

OTHER INVESTMENT              Loans in which the Fund invests typically have
STRATEGIES AND POLICIES       interest rates which reset at least quarterly and
                              may reset as frequently as daily. The maximum
                              duration of an interest rate reset on any loan in
                              which the Fund may invest is one year. In order to
                              achieve overall reset balance, the Fund will
                              ordinarily maintain a dollar-weighted average time
                              to next interest rate adjustment on its loans of
                              90 days or less.

                              Although the Fund has no restrictions on investment maturity, normally at least 80% of its portfolio will be invested in assets with remaining maturities of ten years or less.

                              To seek to increase the yield on the Common
                              Shares, the Fund may engage in lending its portfolio securities. Such lending will be fully secured by investment grade collateral held by an independent agent.

                              When market conditions make it advisable, the Fund may hold a portion of its assets in cash and short-term interest bearing instruments. Moreover, in periods when, in the opinion of the Investment
                              Manager, a temporary defensive position is appropriate, up to 100% of the Fund's assets may be held in cash or short-term interest bearing instruments. The Fund may not achieve its investment objective when pursuing a temporary defensive position.

                              The Fund may engage in executing repurchase and reverse repurchase agreements.

LEVERAGE                      To seek to increase the yield on the Common
                              Shares, the Fund employs financial leverage by borrowing money and may also issue preferred shares. The timing and terms of leverage will be determined by the Fund's Board of Trustees in consultation with the Investment Manager. See
                              "Risk Factors and Special Considerations --
                              Leverage" at page 15.

BORROWINGS                    Under the 1940 Act, the Fund may borrow an amount
                              equal to up to 33 1/3% of its total assets
                              (including the proceeds of the borrowings) less
                              all liabilities other than borrowings. The Fund's
                              obligation to holders of its debt will be senior
                              to its obligation to pay dividends on, or redeem
                              or repurchase, Common Shares (and preferred
                              shares, if any), or to pay holders of Common
                              Shares (and preferred shares, if any) in the event
                              of liquidation.

PREFERRED SHARES              The Fund is authorized to issue an unlimited
                              number of shares of a class of preferred stock in
                              one or more series. The Fund's obligations to
                              holders of any outstanding preferred shares will
                              be senior to its obligation to pay dividends on,
                              or redeem or repurchase, Common Shares, or to pay
                              holders of Common Shares in the event of
                              liquidation. Under the 1940 Act, The Fund may
                              issue preferred shares so long as immediately
                              after any issuance of preferred shares the value
                              of the Fund's total assets (less all Fund
                              liabilities and indebtedness that is not senior
                              indebtedness) is at least twice the amount of
                              the Fund's senior indebtedness plus the involuntary
                              liquidation preference of all outstanding
                              preferred shares.

                              The 1940 Act also requires that the holders of any preferred shares of the Fund, voting as a separate class, have the right to:

                                   -  elect at least two trustees at all times;
                                      and

                                   -  elect a majority of the trustees at any
                                      time when dividends on any series of
                                      preferred shares are unpaid for two full years.

                              In each case, the holders of Common Shares voting separately as a class will elect the remaining trustees.

                              As of June 16, 2003, the Fund has not issued any preferred shares, and has no present intention of issuing preferred shares during the current fiscal year.


               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

DIVERSIFICATION               The Fund maintains a diversified investment
                              portfolio, a strategy which seeks to limit
                              exposure to any one issuer or industry.

                              As a diversified investment company, the Fund may not make investments in any one issuer (other than the U.S. government) if, immediately after such purchase or acquisition, more than 5% of the value of the Fund's total assets would be invested in such issuer, or the Fund would own more than 25% of any outstanding issue. The Fund will consider a borrower on a loan, including a loan participation, to be the issuer of that loan. This strategy is a fundamental policy that may not be changed without shareholder approval. With respect to no more than 25% of its total assets, the Fund may make investments that are not subject to the foregoing restrictions.

                              In addition, a maximum of 25% of the Fund's total assets, measured at the time of investment, may be invested in any one industry. This strategy is also a fundamental policy that may not be changed without shareholder approval.

CONTINUOUS OFFERING           The Fund continuously offers its Common Shares for
                              sale. Sales are made through selected
                              broker-dealers and financial services firms which
                              enter into agreements with ING Funds Distributor,
                              LLC (ING Funds Distributor) the Fund's principal
                              underwriter. Common Shares are sold at a public
                              offering price equal to their NAV per share. The
                              Fund reserves the right to reject any purchase
                              order. Please note that cash, travelers checks,
                              third party checks, money orders and checks drawn
                              on non-US banks (even if payment may be effected
                              through a US bank) generally will not be accepted
                              for purchase of Common Shares.

REPURCHASE OFFERS             To maintain a measure of liquidity, the Fund
                              offers to repurchase between 5% and 25% of its
                              outstanding Common Shares on a monthly basis. This
                              is a fundamental policy that can not be changed
                              without shareholder approval. The Fund currently
                              anticipates offerings to repurchase 5% of its
                              outstanding Common Shares each month. The Fund may
                              not repurchase more than 25% in any calendar
                              quarter. Other than these monthly repurchases, no
                              market for the Fund's Common Shares is expected to
                              exist. The applicable early withdrawal charge
                              (EWC) will be imposed on repurchased Class A (for
                              purchases of $1 million or more), Class B and
                              Class C Common Shares. See "Repurchase Offers" at
                              page 25 for important information relating to the
                              acceptance of Fund offers to repurchase Common
                              Shares.

ADMINISTRATOR                 The Fund's administrator is ING Funds Services,
                              LLC (the Administrator). The Administrator is an
                              affiliate of the Investment Manager. The
                              Administrator receives an annual fee, payable
                              monthly, in a maximum amount equal to 0.10% of the
                              Fund's Managed Assets.

RISK FACTORS
AND SPECIAL
CONSIDERATIONS
CREDIT RISK ON LOANS          Loans in the Fund's portfolio will typically be
                              below investment grade credit quality. Investment
                              in the Fund involves the risk that borrowers may
                              default on obligations to pay principal or
                              interest when due, that lenders may have
                              difficulty liquidating the collateral securing the
                              loans or enforcing their rights under the terms of
                              the loans, and that the Fund's investment
                              objective may not be realized.

INTEREST RATE RISK            Changes in market interest rates will affect the
                              yield on the Fund's Common Shares. If market
                              interest rates fall, the yield on the Fund's
                              Common Shares will also fall. In addition, changes
                              in market interest rates may cause the Fund's NAV
                              to experience moderate volatility because of the
                              lag between changes in market rates and the
                              resetting of the floating rates on assets in the
                              Fund's portfolio. To the extent that market
                              interest rate changes are reflected as a change in
                              the market spreads for loans of the type and
                              quality in which the Fund invests, the value of
                              the Fund's portfolio may decrease in response to
                              an increase in such spreads. Finally, substantial
                              increases in interest rates may cause an increase
                              in loan default as borrowers may lack the
                              resources to meet higher debt service
                              requirements.

LEVERAGE The Fund's use of leverage through borrowings or the issuance of preferred shares can adversely affect the yield on the Fund's Common Shares. To the extent that the Fund is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid on the leverage, the yield on the Fund's Common
                              Shares will decrease. In addition, in the event of a general market decline in the value of assets such as those in which the Fund invests, the effect of that decline will be magnified in the Fund because of the additional assets purchased with the proceeds of the leverage. As of June 16, 2003, the Fund had $18 million of borrowings outstanding under a $100 million credit facility and did not have any preferred shares outstanding.

LIMITED SECONDARY             Because of the limited secondary market for loans,
MARKET FOR LOANS              the Fund may be limited in its ability to sell
                              loans in its portfolio in a timely fashion and/or
                              at a favorable price.

DEMAND FOR LOANS              An increase in demand for loans may adversely
                              affect the rate of interest payable on new loans
                              acquired by the Fund and it may also increase the
                              price of loans in the secondary market.

LIMITED LIQUIDITY FOR         The Fund does not repurchase its shares on a daily
INVESTORS                     basis and no market for the Fund's Common Shares
                              is expected to exist. To provide a measure of
                              liquidity, the Fund will normally make monthly
                              repurchase offers for 5% of its outstanding Common
                              Shares. If more than 5% of Common Shares are
                              tendered, investors may not be able to completely
                              liquidate their holdings in any one month.
                              Shareholders also will not have liquidity between
                              these monthly repurchase dates. See "Repurchase
                              Offers" on page 25.

INVESTMENT IN                 The Fund may invest up to 10% of its total assets
FOREIGN BORROWERS             in U.S. dollar denominated loans to borrowers that
                              are organized or located in countries outside the
                              United States. Although their loans are
                              denominated in U.S. dollars, these borrowers may
                              have significant non-U.S. dollar revenues.
                              Investment in foreign borrowers involves special
                              risks, including that foreign borrowers may be
                              subject to:

                                   - less rigorous regulatory, accounting and reporting requirements than U.S.
                                      borrowers;

                                   - differing legal systems and laws relating to creditors' rights;

                                   - the potential inability to enforce legal judgments;

                                   -  economic adversity that would result if
                                      the value of the borrower's non-U.S.
                                      dollar denominated revenues and assets
                                      were to fall because of fluctuations in
                                      currency values; and

                                   -  the potential for political, social and
                                      economic adversity in the foreign
                                      borrower's country.


               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

WHAT YOU PAY TO INVEST -- FUND EXPENSES


The cost to you to invest in the Fund varies depending upon which class of Common Shares you purchase. In accordance with SEC requirements, the table below shows the expenses of the Fund, including interest expense on borrowings, as a percentage of the net assets of the Fund, and not as a percentage of gross assets or managed assets. By showing expenses as a percentage of net assets, expenses are not expressed as a percentage of all of the assets that are invested for the Fund. The Table below assumes that the Fund has borrowed an amount equal to 25% of its Managed Assets. For information about the Fund's expense ratios if the Fund had not borrowed, see "Risk Factors and Special Considerations -- Effect of Leverage."



                                                                CLASS A       CLASS B(9)        CLASS C         CLASS Q
--------------------------------------------------------------------------------------------------------------------------
SHAREHOLDER TRANSACTION EXPENSES

Maximum sales charge on your investment
   (as a percentage of offering price)(1)                           4.75%(2)        NONE            NONE            NONE
Dividend Reinvestment Fees                                          NONE            NONE            NONE            NONE
Early Withdrawal Charge                                             NONE(3)            3%(3)           1%(3)        NONE
Exchange Fee                                                        NONE            NONE            NONE            NONE

ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE
   TO COMMON SHARES)

   Management and Administrative Fees(4)                            1.20%           1.20%           1.20%           1.20%
   Service Fee                                                      0.25%           0.25%(8)        0.25%           0.25%
   Distribution Fee(5)                                              NONE            0.75%           0.50%           NONE
   Interest Expense on Borrowed Funds                               0.47%           0.47%           0.47%           0.47%
   Other Operating Expenses(6)                                      0.33%           0.33%           0.33%           0.33%
Total Annual Expenses                                               2.25%           3.00%           2.75%           2.25%
   Fee Waivers/Reimbursements(7)                                   (0.13)%         (0.38)%         (0.13)%         (0.13)%
Net Annual Expenses(10)                                             2.12%           2.62%           2.62%           2.12%


(1) ING Funds Distributor will pay a dealer reallowance for Class A Common Shares from the sales charge. ING Funds Distributor will pay a sales commission for Class B and Class C Common Shares to authorized dealers from its own assets.


(2)  Reduced for purchases of $50,000 and over, please see page 19.


(3) There is no front-end sales charge if you purchase Class A Common Shares in an account of $1 million or more. However, the shares will be subject to an EWC if they are repurchased by the Fund within one or two years of purchase depending on the amount of the purchase as follows: 1% for 2 years in amounts of $1,000,000 to 2,499,999; 0.50% for 1 year in amounts of $2,500,000 to $4,499,999 and 0.25% for 1 year in amounts of $5,000,000 and over. Class B Common Shares repurchased by the Fund within five years after purchase will incur an EWC as follows: 3.0% during the first year after purchase; 2.5% during the second year after purchase; 2.0% during the third year after purchase; 1.5% during the fourth year; and 1.0% during the fifth year after purchase. Class C Common Shares repurchased by the Fund within the first year after purchase will incur a 1.00% EWC. See "Early Withdrawal Charge" under "Shareholder Guide." There is no EWC on Class Q Common Shares.


(4) Pursuant to its investment management agreement with the Fund, the Investment Manager is entitled to receive a fee of 0.80% of the Fund's Managed Assets. See "Investment Management and Other Service Providers -- Investment Manager." Pursuant to its Administration Agreement with the Fund, the Administrator is entitled to receive a fee of 0.10% of the Fund's Managed Assets. See "Investment Management and Other Service Providers -- The Administrator."

(5) Because the distribution fees payable by Class B and Class C Common Shares may be considered an asset-based sales charge, long-term shareholders in those classes of the Fund may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. (NASD).


(6) "Other Operating Expenses" are based on estimated amounts for the current fiscal year.

(7) The Investment Manager has entered into a written expense limitation agreement with the Fund under which it will limit expenses of the Fund, excluding interest, taxes, brokerage commissions, leverage expenses, other investment-related costs and extraordinary expenses, subject to possible reimbursement to the Investment Manager within three years. The expense limit will continue through at least February 29, 2004. There is no guarantee that this waiver will continue after that date.

(8) ING Funds Distributor has agreed to waive the service fee for Class B Common Shares. The fee waiver will continue through at least February 29, 2004. There is no guarantee that this waiver will continue after that date.

(9) Class B Common Shares automatically convert to Class A Common Shares eight years after purchase. See "Shareholder Guide."


(10) If the expenses of the Fund are calculated on the Managed Assets of the Fund (assuming that the Fund has used leverage by borrowing an amount equal to 25% of the Fund's Managed Assets), the Net Annual Expenses for the Fund would be lower than the expenses shown in the table. Such lower Net
     Annual Expense ratios would be as follows:
                                  Class A = 1.59%
                                  Class B = 1.97%
                                  Class C = 1.97%
                                  Class Q = 1.59%


What You Pay to Invest -- Fund Expenses

EXAMPLES

The following hypothetical examples show the amount of the expenses that an investor in the Fund would bear on a $1,000 investment in the Fund that is held for the different time periods in the table. In the first table, it is assumed that the $1,000 remains invested over the entire 10 year period. As a result, no EWCs are included in the listed expense amounts. The second table assumes that the $1,000 investment is tendered and repurchased at the end of each period shown. As a result, EWCs are imposed on certain of those repurchases.

The examples assume that all dividends and other distributions are reinvested at NAV and that the percentage amounts listed under Annual Expenses above remain the same in the years shown (except that the Fee Waivers/Reimbursements only apply for the first year). The tables and the assumption in the hypothetical examples of a 5% annual return are required by regulation of the SEC applicable to all investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund's Common Shares. For more complete descriptions of certain of the Fund's costs and expenses, see "Investment Management and Other Service Providers."



EXAMPLE #1 -- NO REPURCHASES                                         1 YEAR        3 YEARS        5 YEARS        10 YEARS
--------------------------------------------------------------------------------------------------------------------------
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return and borrowings by the Fund in an amount equal to 25% of its Managed Assets.
Class A Common Shares                                                  $  68        $  114        $  163          $  300
Class B Common Shares                                                  $  27        $   90        $  157          $  323
Class C Common Shares                                                  $  27        $   85        $  147          $  318
Class Q Common Shares                                                  $  22        $   70        $  121          $  265



EXAMPLE #2  WITH REPURCHASES AT PERIOD END                                 1 YEAR       3 YEARS     5 YEARS     10 YEARS
-------------------------------------------------------------------------------------------------------------------------
You would pay the following expenses on a $1,000
 investment, assuming a 5% annual return, borrowings by the Fund in an amount equal to 25% of its Managed Assets, and the tender and repurchase of the entire investment at the end of each period shown.
Class A Common Shares                                                      $  68        $ 114        $ 163         $ 300
Class B Common Shares                                                      $  57        $ 111        $ 169         $ 323
Class C Common Shares                                                      $  37        $  85        $ 147         $ 318
Class Q Common Shares                                                      $  22        $  70        $ 121         $ 265



The purpose of the above table is to assist you in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. See "Shareholder Guide -- Choosing a Share Class."

THE FOREGOING EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

FINANCIAL HIGHLIGHTS


The table below sets forth selected financial information which has been derived from the Fund's financial statements in the Fund's Annual Report dated as of February 28, 2003. The information in the table below has been audited by KPMG LLP, independent auditors. The auditor's report is contained in the Fund's Annual Report dated as of February 28, 2003. A free copy of the Annual Report may be obtained by calling (800) 992-0180.



                                                                             CLASS A                         CLASS B
                                                                   ----------------------------  ------------------------------
                                                                       YEAR          PERIOD         YEAR            PERIOD
                                                                       ENDED         ENDED          ENDED            ENDED
                                                                    FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,     FEBRUARY 28,
                                                                        2003          2002(1)         2003            2002(1)
-------------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING PERFORMANCE:
   Net asset value, beginning of period                            $      14.92         15.00          14.92             15.00
   Income from investment operations:
   Net investment income                                           $       0.69          0.81           0.62              0.75
   Net realized and unrealized gain or (loss)
     on investments                                                $      (0.09)        (0.09)         (0.10)            (0.10)
   Total from investment operations                                        0.60          0.72           0.52              0.65
   Less distributions from:
   Net investment income                                           $       0.69          0.80           0.62              0.73
   Net asset value, end of period                                  $      14.83         14.92          14.82             14.92
   TOTAL INVESTMENT RETURN(2)                                      %       4.15          4.92           3.57              4.45

RATIOS/SUPPLEMENTAL DATA:
   Net assets, end of period (000's)                               $     11,106         2,411         17,648            12,776
   Average borrowings (000's)(5)                                   $     17,655        19,797         17,655            19,797
   Asset coverage ratio                                            %        689         3,220            689             3,220

RATIOS TO AVERAGE NET ASSETS AFTER REIMBURSEMENT:(3)(4)
   Expenses (before interest and other fees
     related to revolving credit facility)(3)(4)                   %       1.42          1.47           1.91              1.96
   Gross expenses(3)(4)                                            %       1.63          1.73           2.09              2.23
   Net investment income(3)(4)                                     %       4.88          5.58           4.12              5.19

RATIOS TO AVERAGE NET ASSETS BEFORE REIMBURSEMENT:(4)(5)
   Expenses (before interest and other fees
     related to revolving credit facility)(3)(4)                   %       1.57          1.82           2.31              2.29
   Gross expenses(3)(4)                                            %       1.78          2.07           2.49              2.54
   Net investment income(3)(4)                                     %       4.73          5.26           3.72              4.89
   Portfolio turnover rate                                         %         60            65             60                65
   Shares outstanding at end of period (000)                                749           162          1,191               856
-------------------------------------------------------------------------------------------------------------------------------



(1)  Classes A and B commenced offering of shares on April 2, 2001.
(2) Total investment returns are not annualized for periods of less than one year and do not include sales load.
(3)  Annualized for periods less than one year.
(4) The Investment Manager has agreed to limit expenses excluding interest, taxes, brokerage and extraordinary expenses.
(5)  Based on the active days of borrowing.


Financial Highlights

                                                            FINANCIAL HIGHLIGHTS


                                                           CLASS C                CLASS Q               CLASS Q(6)
                                                 ---------------------------    ------------    ---------------------------
                                                     YEAR          PERIOD           YEAR            YEAR          PERIOD
                                                     ENDED          ENDED           ENDED           ENDED          ENDED
                                                 FEBRUARY 28,   FEBRUARY 28,    FEBRUARY 28,    FEBRUARY 28,   FEBRUARY 28,
                                                     2003          2002(1)          2003            2002          2001(2)
---------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING PERFORMANCE:
   Net asset value, beginning of period        $      14.92         15.00          14.89           15.30           15.02
   Income from investment operations:
   Net investment income                       $       0.62          0.75           0.69            0.81            0.14
   Net realized and unrealized gain or loss
     on investments                            $      (0.10)        (0.10)         (0.10)          (0.32)           0.14
   Total from investment operations            $       0.52          0.65           0.59            0.49            0.28
   Less distributions from:
   Net investment income                       $       0.62          0.73           0.69            0.90              --
   Net asset value, end of period              $      14.82         14.92          14.79           14.89           15.30
   TOTAL INVESTMENT RETURN(2)                  %       3.57          4.45           4.09            3.73            1.80

RATIOS/SUPPLEMENTAL DATA:
   Net assets, end of period (000's)           $     32,647        19,391        215,341         215,029          94,096
   Average borrowings (000's)(7)               $     17,655        19,797         17,655          19,797              --
   Asset coverage ratio                        %        689         3,220            689           3,220             N/A

RATIOS TO AVERAGE NET ASSETS AFTER
   REIMBURSEMENT:(4)(5)
   Expenses (before interest and other fees
     related to revolving credit facility)     %       1.91          1.96           1.41            1.43              --
   Gross expenses                              %       2.09          2.23           1.59            1.63            1.85
   Net investment income                       %       4.19          5.20           4.69            5.94            7.00

RATIOS TO AVERAGE NET ASSETS BEFORE
   REIMBURSEMENT:(4)(5)
   Expenses (before interest and other fees
     related to revolving credit facility)     %       2.06          2.29           1.56            1.70              --
   Gross expenses                              %       2.24          2.54           1.74            1.90            1.85
   Net investment income                       %       4.04          4.89           4.54            5.67            7.00
   Portfolio turnover rate                     %         60            65             60              65              11
   Shares outstanding at end of period (000)   %      2,202         1,300         14,559          14,439           6,152
---------------------------------------------------------------------------------------------------------------------------



(1)  Class C commenced offering of shares on April 2, 2001.

(2)  Class Q commenced operations on December 15, 2000.

(3) Total investment returns are not annualized for periods of less than one year and do not include sales load.

(4)  Annualized for periods less than one year.
(5) The Investment Manager has agreed to limit expenses excluding interest, taxes, brokerage and extraordinary expenses.

(6) Effective March 30, 2001, the Management of the Fund effectuated a reverse stock split of 0.6656 of a Share for one Share. Prior period amounts have been restated to reflect the reverse stock split.
(7)  Based on the active days of borrowing.


               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

INVESTMENT OBJECTIVE AND POLICIES

INVESTMENT OBJECTIVE

The Fund's investment objective is to provide investors with a high level of monthly income. The Fund seeks to achieve this investment objective by investing in the types of assets described below:


1. SENIOR LOANS. Under normal circumstances, at least 80% of the Fund's net assets, plus the amount of any borrowings for investment purposes, will be invested in higher yielding, U. S. dollar denominated, floating rate secured senior loans made only to borrowers that are corporations or other business entities organized under U.S. law or located in the U.S. (Senior Loans). These Senior Loans are typically below investment grade credit quality. This investment policy may be changed without shareholder approval so long as the Trust provides its shareholders with at least 60 days' prior notice of any changes in this investment policy.


     Senior Loans either hold the most senior position in the capital structure of the borrower or hold an equal ranking with other senior debt or have characteristics (such as a senior position secured by liens on a borrower's assets) that the Investment Manager believes justify treatment as senior debt.


2. OTHER INVESTMENTS. The Fund may also invest up to 20% of its total assets measured at the time of investment in the following types of investments (Other Investments):


   - unsecured loans

   - subordinated loans

   - corporate debt securities

   - loans made to, or debt securities issued by, corporations or other business entities organized or located outside the U.S.

   - equity securities incidental to investment in loans

   - other investment companies such as money market funds

3. CASH AND SHORT-TERM INSTRUMENTS. Under normal circumstances, the Fund may invest up to 10% of its total assets in cash and/or short-term instruments. During periods when, in the opinion of the Investment Manager, a temporary defensive posture in the market is appropriate, the Fund may hold up to 100% of its assets in cash and/or short-term instruments.

4. OTHER INVESTMENT STRATEGIES. The Fund may engage in lending its portfolio securities, and may utilize repurchase and reverse repurchase agreements to manage risk.

FUNDAMENTAL DIVERSIFICATION POLICIES

1. INDUSTRY DIVERSIFICATION. The Fund may invest in any industry. The Fund may not invest more than 25% of its total assets in any single industry.

2. BORROWER DIVERSIFICATION. As a diversified investment company, the Fund may not make investments in any one issuer (other than the U.S. government) if, immediately after such purchase or acquisition, more than 5% of the value of the Fund's total assets would be invested in such issuer, or the Fund would own more than 25% of any outstanding issue. The Fund will consider the borrower on a loan, including a loan participation, to be the issuer of such loan. With respect to no more than 25% of its total assets, the Fund may make investments that are not subject to the foregoing restrictions.

These fundamental diversification policies may only be changed with approval by a majority of all shareholders, including the vote of a majority of any holders of preferred shares voting separately as a class.

INVESTMENT POLICIES

The Investment Manager follows certain investment policies set by the Fund's Board of Trustees. Some of those policies are set forth below. Please refer to the SAI for additional information on these and other investment policies.

1. PAYABLE IN U.S. DOLLARS. All investments purchased by the Fund must be denominated in U.S. dollars.

2. MATURITY. Although the Fund has no restrictions on portfolio maturity, normally at least 80% of the Fund's total assets will be invested in assets with remaining maturities of less than ten years.

3. INTEREST RATE RESETS. Normally, at least 80% of the Fund's total assets will be invested in assets with rates of interest which reset either daily, monthly, or quarterly. The maximum duration of an interest rate reset on any loan investment in which the Fund may invest is one year. In addition, the Fund will ordinarily maintain a dollar-weighted average time to next interest rate adjustment on its loan investments of 90 days or less.

4. LIMITATIONS ON OTHER INVESTMENTS. The Fund may invest up to 20% of its total assets measured at the time of investment in Other Investments. The following additional limitations apply to Other Investments:

   a. UNSECURED LOANS. The Fund may not invest in unsecured loans, whether or not senior or subordinated, in an aggregate amount that exceeds 10% of the Fund's total assets measured at the time of investment.

   b. SUBORDINATED LOANS. The Fund may not invest in subordinated loans, whether or not secured, in an aggregate amount that exceeds 10% of the Fund's total assets measured at the time of investment.

   c. CORPORATE DEBT SECURITIES. The Fund may not invest in corporate debt securities in an aggregate amount that exceeds 10% of the Fund's total assets measured at the time of investment.

   d. FOREIGN INVESTMENT. The Fund may not invest in loans or debt securities issued by business entities organized or located outside the U.S., that exceed 10% of the Fund's total assets measured at the time of investment.

   e. EQUITIES. The Fund will acquire equity securities only as an incident to the purchase or ownership of a loan or in connection with a reorganization of a borrower or its debt.

Investment Objective and Policies

5. INVESTMENT QUALITY; CREDIT ANALYSIS. Loans and corporate debt securities in which the Fund invests generally are rated below investment grade credit quality or are unrated. In acquiring a loan, the Investment Manager will consider some or all of the following factors concerning the borrower: ability to service debt from internally generated funds; adequacy of liquidity and working capital; appropriateness of capital structure; leverage consistent with industry norms; historical experience of achieving business and financial projections; the quality and experience of management; and adequacy of collateral coverage. The Investment Manager performs its own independent credit analysis of each borrower. In so doing, the Investment Manager may utilize information and credit analyses from agents that originate or administer loans, other lenders investing in a loan, and other sources. The Investment Manager also may communicate directly with management of the borrowers. These analyses continue on a periodic basis for any Senior Loan held by the Fund. See "Risk Factors and Special Considerations -- Credit Risk on Senior Loans."

6. USE OF LEVERAGE. The Fund may borrow money and issue preferred shares to the fullest extent permitted by the 1940 Act. See "Policy on Borrowing" and "Policy on Issuance of Preferred Shares."

POLICY ON BORROWING

The Fund has a policy of borrowing for investment purposes. The Fund seeks to use proceeds from borrowing to acquire loans and other investments which pay interest at a rate higher than the rate the Fund pays on borrowings. Accordingly, borrowing has the potential to increase the Fund's total income available to holders of its Common Shares. The Fund may also borrow to finance the repurchase of its Common Shares or to meet cash requirements.


The Fund may issue notes, commercial paper, or other evidences of indebtedness and may be required to secure repayment by mortgaging, pledging, or otherwise granting a security interest in the Fund's assets. The terms of any such borrowings will be subject to the provisions of the 1940 Act, and they will also be subject to the more restrictive terms of any credit agreements relating to borrowings and, to the extent the Fund seeks a rating for borrowings, to additional guidelines imposed by rating agencies which are expected to be more restrictive than the provisions of the 1940 Act. The Fund is permitted to borrow an amount equal to up to 33 1/3%, or such other percentage permitted by law, of its total assets (including the amount borrowed) less all liabilities other than borrowings. See "Risk Factors and Special Considerations -- Leverage" and "Borrowings by the Fund -- Restrictive Covenants and 1940 Act Restrictions."


POLICY ON ISSUANCE OF PREFERRED SHARES


The Fund also has adopted a policy which allows it to issue preferred shares for investment purposes. The Fund seeks to use the proceeds from preferred shares to acquire loans and other investments which pay interest at a rate higher than the dividends payable on preferred shares. The terms of the issuance of preferred shares are subject to the 1940 Act and, to the extent the Fund seeks a rating for any preferred shares, to additional guidelines imposed by rating agencies, which are expected to be more restrictive than the provisions of the 1940 Act. Under the 1940 Act, The Fund may issue preferred shares so long as immediately after any issuance of preferred shares the value of the Fund's total assets (less all Fund liabilities and indebtedness that is not senior indebtedness) is at least twice the amount of the Fund's senior indebtedness plus the involuntary liquidation preference of all outstanding preferred shares. See "Risk Factors and Special Considerations -- Leverage."


               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

THE FUND'S INVESTMENTS

As stated above under Investment Objective and Policies, the Fund will invest primarily in Senior Loans. This section contains a discussion of the characteristics of Senior Loans, the manner in which those investments are made and the market for Senior Loans.

SENIOR LOAN CHARACTERISTICS


Senior Loans are loans that are typically made to business borrowers to finance leveraged buy-outs, recapitalizations, mergers, stock repurchases and internal growth. Senior Loans generally hold the most senior position in the capital structure of a borrower and are usually secured by liens on the assets of the borrowers, including tangible assets such as cash, accounts receivable, inventory, property, plant and equipment, common and/or preferred stock of subsidiaries, and intangible assets including trademarks, copyrights, patent rights and franchise value. The Fund may also receive guarantees as a form of collateral.


By virtue of their senior position and collateral, Senior Loans typically provide lenders with the first right to cash flows or proceeds from the sale of a borrower's collateral if the borrower becomes insolvent (subject to the limitations of bankruptcy law, which may provide higher priority to certain claims such as, for example, employee salaries, employee pensions and taxes). This means Senior Loans are generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders.

Senior Loans typically pay interest at least quarterly at rates which equal a fixed percentage spread over a base rate such as the London Inter-Bank Offered Rate (LIBOR). For example, if LIBOR were 2.00% and the borrower were paying a fixed spread of 3.00%, the total interest rate paid by the borrower would be 5.00%. Base rates and, therefore, the total rates paid on Senior Loans float, I.E., they change as market rates of interest change.


Although a base rate such as LIBOR can change every day, loan agreements for Senior Loans typically allow the borrower the ability to choose how often the base rate for its loan will change. Such periods can range from one day to one year, with most borrowers choosing monthly or quarterly reset periods. During periods of rising interest rates, borrowers will tend to choose longer reset periods, and during periods of declining interest rates, borrowers will tend to choose shorter reset periods. The fixed spread over the base rate on a Senior Loan typically does not change.


Senior Loans generally are arranged through private negotiations between a borrower and several financial institutions represented by an agent who is usually one of the originating lenders. In larger transactions, it is common to have several agents; however, generally only one such agent has primary responsibility for ongoing administration of a Senior Loan. Agents are typically paid fees by the borrower for their services. The agent is primarily responsible for negotiating the loan agreement which establishes the terms and conditions of the Senior Loan and the rights of the borrower and the lenders. The agent also is responsible for monitoring collateral and for exercising remedies available to the lenders such as foreclosure upon collateral.

Loan agreements may provide for the termination of the agent's agency status in the event that it fails to act as required under the relevant loan agreement, becomes insolvent, enters FDIC receivership or, if not FDIC insured, enters into bankruptcy. Should such an agent, lender or assignor with respect to an assignment interpositioned between the Fund and the borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of such person and any loan payment held by such person for the benefit of the Fund should not be included in such person's or entity's bankruptcy estate. If, however, any such amount were included in such person's or entity's bankruptcy estate, the Fund would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In this event, the Fund could experience a decrease in NAV.

The Fund acquires Senior Loans from lenders such as banks, insurance companies, finance companies, other investment companies and private investment funds. The Fund may also acquire Senior Loans from U.S. branches of foreign banks that are regulated by the Federal Reserve System or appropriate state regulatory authorities.

INVESTMENT BY THE FUND


The Fund invests in Senior Loans either by acting as one of the group of lenders originating a Senior Loan or by purchasing an assignment of a portion of a Senior Loan from a third party. When the Fund is a member of the originating syndicate for a Senior Loan, it may share in a fee paid to syndicate. When the Fund acquires a Senior Loan by assignment, it may pay a fee to, or forego a portion of interest payments from, the lender making the assignment.


There is no minimum rating or other independent evaluation of a borrower limiting the Fund's investments and most Senior Loans that the Fund may acquire, if rated, will be rated below investment grade credit quality. See "Risk Factors and Special Considerations -- Credit Risk on Senior Loans."

ORIGINAL LENDER. When the Fund is one of the original lenders, it will have a direct contractual relationship with the borrower and can enforce compliance by the borrower with the terms of the loan agreement. It may have also negotiated rights with respect to any funds acquired by other lenders through set-off. Original lenders also negotiate voting and consent rights under the loan agreement. Actions subject to lender vote or consent generally require the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefore, frequently require the unanimous vote or consent of all lenders affected.

The Fund's Investments

ASSIGNMENTS. When the Fund is a purchaser of an assignment, it typically succeeds to all the rights and obligations under the loan agreement of the assigning lender and becomes a lender under the loan agreement with the same rights and obligations as the assigning lender. Assignments are, however, arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may be more limited than those held by the assigning lender.


ACQUISITION COSTS. When the Fund acquires an interest in a Senior Loan in the initial loan transaction, I.E., in the primary market, it typically acquires the loan at par. When the Fund acquires an interest in a Senior Loan after the initial loan transaction, I.E. in the secondary market, it may be at par, but typically the Fund will do so at premium or discount to par.


SENIOR LOAN MARKET


Total U.S. domestic Senior Loan volume has increased dramatically over the last 10 years. Total Senior Loan volume was approximately $375 billion in 1992. For the 2002 year, volume had increased to approximately $969 billion. Originated Senior Loan volume peaked in year 2000 at approximately $1,296 billion. Despite continuing volatility in U.S. capital markets, demand has remained strong. Institutional investors other than banks, such as investment companies, insurance companies and private investment vehicles are continuing to increase investment allocations to the Senior Loan market. The entrance of new investors has helped create a more active secondary trading market in Senior Loans with approximately $112 billion in trading volume during 2002. This secondary market, coupled with lender focus on portfolio management and the move toward standard market practices, has helped increase the liquidity for Senior Loans.


Credit quality is the primary issue currently impacting the loan market. The industry has experienced deteriorating credit quality, high profile corporate bankruptcies, historically high default rates and continuing concerns about the direction of the general economy.

               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

RISK FACTORS AND SPECIAL CONSIDERATIONS

RISK IS INHERENT IN ALL INVESTING. THE FOLLOWING DISCUSSION SUMMARIZES SOME OF THE RISKS THAT YOU SHOULD CONSIDER BEFORE DECIDING WHETHER TO INVEST IN THE FUND. FOR ADDITIONAL INFORMATION ABOUT THE RISKS ASSOCIATED WITH INVESTING IN THE FUND, SEE "ADDITIONAL INFORMATION ABOUT INVESTMENTS AND INVESTMENT TECHNIQUES" IN THE SAI.

CREDIT RISK ON SENIOR LOANS

The Fund's ability to pay dividends and repurchase its Common Shares is dependent upon the performance of the assets in its portfolio. That performance, in turn, is subject to a number of risks, chief among which is credit risk on the underlying assets.

Credit risk is the risk of nonpayment of scheduled interest or principal payments. In the event a borrower fails to pay scheduled interest or principal payments on a Senior Loan held by the Fund, the Fund will experience a reduction in its income and a decline in the market value of the Senior Loan, which will likely reduce dividends and lead to a decline in the NAV of the Fund's Common Shares. If the Fund acquires a Senior Loan from another lender, either by means of assignment or by acquiring a participation, the Fund may also be subject to credit risks with respect to that lender. See "The Fund's Investments -- Investment by the Fund."

Senior Loans generally involve less risk than unsecured or subordinated debt and equity instruments of the same issuer because the payment of principal of and interest on Senior Loans is a contractual obligation of the issuer that, in most instances, takes precedence over the payment of dividends, or the return of capital, to the issuer's shareholders and payments to bond holders. The Fund generally invests in Senior Loans that are directly collateralized. However, the value of the collateral may not equal the Fund's investment when the loan is acquired or may decline below the principal amount of the Senior Loan subsequent to the Fund's investment. Also, to the extent that collateral consists of stock of the borrower or its subsidiaries or affiliates, the Fund bears the risk that the stock may decline in value, be relatively illiquid, or may lose all or substantially all of its value, causing the Senior Loan to be undercollateralized. Therefore, the liquidation of the collateral underlying a Senior Loan may not satisfy the issuer's obligation to the Fund in the event of non payment of scheduled interest or principal, and the collateral may not be readily liquidated.

In the event of the bankruptcy of a borrower, the Fund could experience delays and limitations on its ability to realize the benefits of the collateral securing the Senior Loan. Among the credit risks involved in a bankruptcy are assertions that the pledge of collateral to secure a loan constitutes a fraudulent conveyance or preferential transfer that would have the effect of nullifying or subordinating the Fund's rights to the collateral.

The Senior Loans in which the Fund invests are generally rated lower than investment grade credit quality, I.E., rated lower than "Baa" by Moody's or "BBB" by S&P, or have been issued by issuers who have issued other debt securities which, if unrated, would be rated lower than investment grade credit quality. Investment decisions will be based largely on the credit analysis performed by the Investment Manager, and not on rating agency evaluation. This analysis may be difficult to perform. Information about a Senior Loan and its issuer generally is not in the public domain. Moreover, Senior Loans are not often rated by any nationally recognized rating service. Many issuers have not issued securities to the public and are not subject to reporting requirements under federal securities laws. Generally, however, issuers are required to provide financial information to lenders and information may be available from other Senior Loan participants or agents that originate or administer Senior Loans.

INTEREST RATE RISK

During normal market conditions, changes in market interest rates will affect the Fund in certain ways. The principal effect will be that the yield on the Fund's Common Shares will tend to rise or fall as market interest rates rise and fall. This is because almost all of the assets in which the Fund invests pay interest at rates which float in response to changes in market rates. However, because the interest rates on the Fund's assets reset over time, there will be an imperfect correlation between changes in market rates and changes to rates on the portfolio as a whole. This means that changes to the rate of interest paid on the portfolio as a whole will tend to lag behind changes in market rates.

Market interest rate changes may also cause the Fund's NAV to experience moderate volatility. This is because the value of a loan asset in the Fund is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. If market interest rates change, a loan's value could be affected to the extent the interest rate paid on that loan does not reset at the same time. As discussed above, the rates of interest paid on the loans in which the Fund invests have a weighted average reset period that typically is less than 90 days. Therefore, the impact of the lag between a change in market interest rates and the change in the overall rate on the portfolio is expected to be minimal.

To the extent that changes in market rates of interest are reflected not in a change to a base rate such as LIBOR but in a change in the spread over the base rate which is payable on loans of the type and quality in which the Fund invests, the Fund's NAV could be adversely affected. Again, this is because the value of a loan asset in the Fund is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. However, unlike changes in market rates of interest for which there is only a temporary lag before the portfolio reflects those changes, changes in a

Risk Factors and Special Considerations
loan's value based on changes in the market spread on loans in the Fund's portfolio may be of longer duration.

Finally, substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack the resources to meet higher debt service requirements.

CHANGES TO NAV

The NAV of the Fund is expected to change in response to a variety of factors, primarily in response to changes in the creditworthiness of the borrowers on the loans in which the Fund invests. See "Credit Risk on Senior Loans." Changes in market interest rates may also have a moderate impact on the Fund's NAV. See "Interest Rate Risk." Another factor which can affect the Fund's NAV is changes in the pricing obtained for the Fund's assets. See "Transaction Policies -- Valuation of the Fund's Assets."

LEVERAGE


The Fund may borrow an amount equal to up to 33 1/3% (or such other percentage permitted by law) of its total assets (including the amount borrowed) less all liabilities other than borrowings. The Fund may also issue preferred shares so long as immediately after any issuance of preferred shares the value of the Fund's total assets (less all Fund liabilities and indebtedness that is not senior indebtedness) is at least twice the amount of the Fund's senior indebtedness plus the involuntary liquidation preference of all outstanding preferred shares. Borrowings and the issuance of preferred shares are referred to in this Prospectus collectively as "leverage." The Fund may use leverage for investment purposes, to fund the repurchase of its Common
Shares, and to meet other cash requirements. The use of leverage for investment purposes increases both investment opportunity and investment risk.

Capital raised through leverage will be subject to interest and other costs, and these costs could exceed the income earned by the Fund on the proceeds of such leverage. There can be no assurance that the Fund's income from the proceeds of leverage will exceed these costs. However, the Investment Manager seeks to use leverage for the purposes of making additional investments only if it believes, at the time of using leverage, that the total return on the assets purchased with such funds will exceed interest payments and other costs on the leverage.

In addition, the Investment Manager intends to reduce the risk that the costs of the use of leverage will exceed the total return on investments purchased with the proceeds of leveraging by utilizing leverage mechanisms whose interest rates float (or reset frequently). In the event of a default on one or more loans or other interest-bearing instruments held by the Fund, the use of leverage would increase the loss to the Fund and may increase the effect on the Fund's NAV. The Fund's lenders and preferred shareholders will have priority to the Fund's assets over the Fund's Common shareholders.

The Fund currently uses leverage by borrowing money on a floating rate basis. The current rate on such borrowings (as of June 16, 2003) is 2.18%. To cover the annual interest payments on the borrowings for the current fiscal year (assuming that the current rate remains in effect for the entire fiscal year and assuming that the Fund borrows an amount equal to 25% of its Managed Assets as of June 16, 2003), the Fund would need to earn $2,358,431 or 0.55% on its amount of Managed Assets as of June 16, 2003.


The Fund's leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. The funds borrowed pursuant to the credit facility or obtained through the issuance of preferred shares may constitute a substantial lien and burden by reason of their prior claim against the income of the Fund and against the net assets of the Fund in liquidation.

The Fund will not be permitted to declare dividends or other distributions, including dividends and distributions with respect to Common Shares or preferred shares, or purchase or redeem Common Shares or preferred shares unless (i) at the time thereof the Fund meets certain asset coverage requirements and (ii) there is no event of default under any credit facility program that is continuing. See "Borrowings by the Fund-Restrictive Covenants and 1940 Act Restrictions." In the event of a default under a credit facility program, the lenders may have the right to cause a liquidation of the collateral (I.E., sell Senior Loans and other assets of the Fund) and, if any such default is not cured, the lenders may be able to control the liquidation as well.

In addition, the Fund will not be permitted to pay dividends on, or redeem or repurchase, Common Shares unless all accrued dividends, or accrued interest on borrowings, on the preferred shares have been paid or set aside for payment.

Because the fee paid to the Investment Manager will be calculated on the basis of Managed Assets, the fee will be higher when leverage is utilized, giving the Investment Manager an incentive to utilize leverage.

The Fund is subject to certain restrictions imposed by lenders to the Fund and may be subject to certain restrictions imposed by guidelines of one or more rating agencies which may issue ratings for debt or preferred shares issued by the Fund. These restrictions are expected to impose asset coverage, fund composition requirements or limits on investment techniques, such as the use of financial derivative products, that are more stringent than those imposed on the Fund by the 1940 Act. These covenants or guidelines could impede the Investment Manager from fully managing the Fund's portfolio in accordance with the Fund's investment objective and policies.

               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

From the inception of the Fund through June 16, 2003, the income earned on the assets purchased with the Fund's borrowings has always exceeded the interest expense on such borrowings. This has increased the overall yield of the Fund. If the Fund were not to borrow, or the interest expense on the borrowings is excluded from the expenses of the Fund, the remaining expenses, as a percentage of the net assets of the Fund, would be as follows:



                                                                              CLASS A        CLASS B      CLASS C     CLASS Q
-----------------------------------------------------------------------------------------------------------------------------
ANNUAL EXPENSES WITHOUT BORROWINGS (AS A PERCENTAGE OF NET ASSETS
   ATTRIBUTABLE TO COMMON SHARES)
   Management and Administrative Fees(1)                                        0.90%         0.90%        0.90%        0.90%
   Service Fee                                                                  0.10%         0.10%(5)     0.10%        0.10%
   Distribution Fee(2)                                                          NONE          0.75%        0.50%        NONE
   Other Operating Expenses(3)                                                  0.33%         0.33%        0.33%        0.33%
Total Annual Expenses                                                           1.48%         2.23%        1.98%        1.48%
   Fee Waivers/Reimbursements(4)                                               (0.13)%       (0.38)%      (0.13)%      (0.13)%
Net Annual Expenses                                                             1.35%         1.85%        1.85%        1.35%



(1) Pursuant to its investment management agreement with the Fund, the Investment Manager is entitled to receive a fee of 0.80% of the Fund's Managed Assets. See "Investment Management and Other Service Providers -- Investment Manager." Pursuant to its Administration Agreement with the Fund, the Administrator is entitled to receive a fee of 0.10% of the Fund's Managed Assets. See "Investment Management and Other Service Providers -- The Administrator."

(2) Because the distribution fees payable by Class B and Class C Common Shares may be considered an asset-based sales charge, long-term shareholders in those classes of the Fund may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. (NASD).

(3) "Other Operating Expenses" are based on estimated amounts for the current fiscal year.

(4) The Investment Manager has entered into a written expense limitation agreement with the Fund under which it will limit expenses of the Fund, excluding interest, taxes, brokerage commissions, leverage expenses, other investment-related costs and extraordinary expenses, subject to possible reimbursement to the Investment Manager within three years. The expense limit will continue through at least February 29, 2004. There is no guarantee that this waiver will continue after that date.

(5) ING Funds Distributor has agreed to waive the service fee for Class B Common Shares. The fee waiver will continue through at least February 29, 2004. There is no guarantee that this waiver will continue after that date.

EFFECT OF LEVERAGE

The following table is designed to illustrate the effect on return to a holder of the Fund's Common Shares of the leverage created by the Fund's use of borrowing, using an assumed initial interest rate of 1.42%, assuming the Fund has used leverage by borrowing an amount equal to 25% of the Fund's Managed Assets and assuming hypothetical annual returns on the Fund's portfolio of minus 10% to plus 10%. As can be seen, leverage generally increases the return to shareholders when portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table.



Assumed Portfolio Return, net of expenses(1)                 (10)%          (5)%          0%           5%         10%

Corresponding Return to Common Shareholders(2)            (13.81)%       (7.14)%      (0.47)%       6.19%      12.86%


(1) The Assumed Portfolio Return is required by regulation of the SEC and is not a prediction of, and does not represent, the projected or actual performance of the Fund.


(2) In order to compute the "Corresponding Return to Common Shareholders," the "Assumed Portfolio Return" is multiplied by the total value of the Fund's assets at the beginning of the Fund's fiscal year to obtain an assumed return to the Fund. From this amount, all interest accrued during the year is subtracted to determine the return available to shareholders. The return available to shareholders is then divided by the total value of the Fund's net assets attributable to Common Shares as of the beginning of the fiscal year to determine the "Corresponding Return to Common Shareholders."


LIMITED SECONDARY MARKET FOR LOANS

Although the resale, or secondary, market for loans is growing, it is currently limited. There is no organized exchange or board of trade on which loans are traded. Instead, the secondary market for loans is an unregulated inter-dealer or inter-bank re-sale market.

Loans usually trade in large denominations (typically more than $1 million units) and trades can be infrequent. The market has limited transparency so that information about actual trades may be difficult to obtain. Accordingly, some or many of the loans in which the Fund invests will be relatively illiquid.

In addition, loans in which the Fund invests may require the consent of the borrower and/or the agent prior to sale or assignment. These consent requirements can delay or impede the Fund's ability to sell loans and can adversely affect the price that can be obtained. The Fund may have difficulty disposing of loans if it needs cash to repay debt, to pay dividends, to pay expenses or to take advantage of new investment opportunities. These considerations may cause the Fund to sell securities at lower prices than it would otherwise consider to meet cash needs or cause the Fund to maintain a greater portion of its assets in cash equivalents than it would otherwise, which could negatively impact performance. The Fund intends to seek to avoid the necessity of selling assets to meet such needs by the use of borrowings.

The Fund values its assets daily. However, because the secondary market for loans is limited, it may be difficult to value loans. Market quotations may not be readily available for some loans and valuation may require more research than for liquid securities. In addition, elements of judgment may play a greater role in valuation than for securities with a secondary market, because there is less reliable, objective market value data available. In addition, if the Fund purchases a relatively large loan to generate extra income sometimes paid to large lenders, the limitations of the secondary market may inhibit the Fund from selling a portion of the loan and reducing its exposure to a borrower when the Investment Manager deems it advisable to do so.

During its monthly repurchase offers, the Fund is required to maintain a percentage of its portfolio, equal to the value of the repurchase amounts, in liquid securities. This permits the Fund to repurchase Common Shares without having to sell illiquid securities at a lower price than it would otherwise consider. The requirement to keep a portion of the Fund's portfolio in liquid securities, however, could negatively impact the Fund's performance.

LENDING PORTFOLIO SECURITIES


To generate additional income, the Fund may lend portfolio securities in an amount equal to up to 33 1/3% of the Fund's total assets to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities. As with other extentions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower default or fail financially. The Fund intends to engage in lending portfolio securities only when such lending is fully secured by investment grade collateral held by an independent agent.


DEMAND FOR LOANS


Although the volume of loans has increased in recent years, demand for loans has also grown. An increase in demand may benefit the Fund by providing increased liquidity for loans, but may also adversely affect the rate of interest payable on loans acquired by the Fund; the rights provided to the Fund under the terms of the loan and it may also increase the price of loans in the secondary market.


UNSECURED LOANS AND SUBORDINATED LOANS

Subject to the aggregate 20% limit on Other Investments, the Fund may invest up to 10% of its total assets in unsecured loans and 10% of its total assets in subordinated loans. Unsecured loans and subordinated loans share the same credit risks as those discussed above under "Credit Risk on Senior Loans" except that unsecured loans are not secured by any collateral of the borrower and subordinated loans are not the most senior debt in a borrower's capital structure. Unsecured loans do not enjoy the security associated with collateralization and may pose a greater risk of nonpayment of interest or loss of principal than do secured loans. The primary additional risk in a subordinated loan is the potential loss in the event of default by the issuer of the loan. Subordinated loans in an insolvency bear an increased share, relative to senior secured lenders, of the ultimate risk that the borrower's assets are insufficient to meet its obligations to its creditors.

CORPORATE DEBT SECURITIES


Subject to the aggregate 20% limit on Other Investments, the Fund may invest up to 10% of its total assets in corporate debt securities. Corporate debt securities are subject to the risk of the issuer's inability to meet principal and interest payments on the obligation and also may be subject to price volatility due to such factors as interest rates, market perception of the creditworthiness of the issuer and general market liquidity. Because corporate debt securities pay interest at a fixed-rate, when interest rates decline, the value of the Fund's corporate debt securities can be expected to rise, and when interest rates rise, the value of those securities can be expected to decline. Corporate debt securities with longer maturities tend to be more sensitive to interest rate movements than those with shorter maturities.


INVESTMENT IN NON-U.S. ISSUERS

Subject to the aggregate 20% limit on Other Investments, the Fund may invest up to 10% of its total assets in U.S. dollar denominated loans and corporate debt made to borrowers and issuers that are organized or located in countries other than the United States. Although such loans and debt investments associated with other investments will require payment of interest and principal in U.S. dollars, these borrowers and issuers may have significant non-U.S. dollar revenues. Investment in non-U.S. entities involves special risks, including that non-U.S. entities may be subject to less rigorous accounting and reporting requirements than U.S. entities, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, fluctuations in currency values and the potential for political, social and economic adversity.

INVESTMENTS IN EQUITY SECURITIES INCIDENTAL TO INVESTMENT IN LOANS


Subject to the aggregate 20% limit on Other Investments, the Fund may acquire equity securities as an incident to the purchase or ownership of a loan or in connection with a reorganization of a borrower or its debt. Investments in equity securities incidental to investment in loans entail certain risks in addition to those associated with investment in loans. The value of these securities may be affected more rapidly, and to a greater extent, by company-specific developments and general market conditions. These risks may increase fluctuations in the Fund's NAV. The Fund may frequently possess material non-public information about a borrower as a result of its ownership of a loan of such borrower. Because of prohibitions on trading in securities of issuers while in possession of such information the Fund might be unable to enter into a transaction in a security of such a borrower when it would otherwise be advantageous to do so.


               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

LIMITED LIQUIDITY FOR INVESTORS

The Fund does not repurchase its shares on a daily basis and no market for the Fund's Common Shares is expected to exist. To provide a measure of liquidity, the Fund will normally make monthly repurchase offers for 5% of its outstanding Common Shares. If more than 5% of Common Shares are tendered, investors may not be able to completely liquidate their holdings in any one month. Shareholders also will not have liquidity between these monthly repurchase dates. See "Repurchase Offers" on page 25.


INVESTMENT IN SHORT TERM DEBT SECURITIES AND CASH

Some of the Senior Loans in which the Fund invests are in the form of revolving credits. In order to permit the Fund to meet its obligations under such loans to advance additional funds on short notice, the Fund normally invests an amount equal to 5% or less of its Managed Assets in short term, high quality debt securities or in cash. However, depending upon circumstances, the Fund may exceed the 5% level on occasion for short periods. Investments in these short term debt securities and in cash typically pay interest at a rate that is lower than the rates of interest paid on the Senior Loans in the Fund's portfolio, and therefore such investments will tend to lower the overall yield paid by the Fund.


CREDIT FACILITY

The Fund currently is a party to a credit facility with one financial institution that permits the Fund to borrow up to an aggregate of $100 million. Interest is payable on the credit facility at a floating rate that is tied to LIBOR, the federal funds rate, or a commercial paper based rate, plus a facility fee on unused commitments. The lender under the credit facility has a security interest in all assets of the Fund. As of June 16, 2003, the Fund had $18 million outstanding borrowings under the credit facility.

Under the credit facility, the lender has the right to liquidate Fund assets in the event of default by the Fund, and the Fund may be prohibited from paying dividends in the event of a material adverse event or condition respecting the Fund or Investment Manager until outstanding debts are paid or until the event or condition is cured.

RANKING OF SENIOR INDEBTEDNESS

The rights of the lender to receive payments of interest on and repayments of principal of any borrowings made by the Fund under the credit facility are senior to the rights of holders of Common Shares and preferred shares, if any, with respect to the payment of dividends or upon liquidation.

RESTRICTIVE COVENANTS AND 1940 ACT RESTRICTIONS

The credit agreement governing the credit facility (the Credit Agreement) includes usual and customary covenants for this type of transaction. These include limits on the Fund's ability to (i) incur additional debt or issue preferred shares, (ii) incur liens on the Trust or on assets of the Trust, and
(iii) change its investment objective or fundamental investment restrictions, in each case without the approval of lenders. In addition, the Credit Agreement does not permit the Fund's asset coverage ratio (as defined in the credit agreement) to fall below 300% at any time (the Credit Agreement Asset Coverage
Test).

Under the requirements of the 1940 Act, the Fund must have asset coverage of at least 300% immediately after any borrowing under a credit facility program. For this purpose, asset coverage means the ratio which the value of the total assets of the Fund, less liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of borrowings represented by senior securities issued by the Fund. The Credit Agreement limits the Fund's ability to pay dividends or make other distributions on the Fund's Common Shares, or purchase or redeem Common Shares, unless the Fund complies with the Credit Agreement Asset Coverage Test. In addition, the Credit Agreement does not permit the Fund to declare dividends or other distributions or purchase or redeem Common Shares (i) at any time that an event of default under the credit agreement has occurred and is continuing; or (ii) if, after giving effect to such declaration, the Fund would not meet the Credit Agreement Asset Coverage Test.

Borrowings by the Fund

CHOOSING A SHARE CLASS                                         SHAREHOLDER GUIDE

ING PURCHASE OPTIONS(TM)


You may select from four separate classes of Common Shares: Class A, Class B, Class C and Class Q.


CLASS A COMMON SHARES

- Front-end sales charge, as described below.

- Service fee of 0.25% of average annual net assets.

- An early withdrawal charge (EWC), as described below.

- Minimum initial investment -- $1,000 (non-IRAs) and $250 (IRAs).

CLASS B COMMON SHARES

- No front-end sales charge; all your money goes to work for you right away.

- Distribution and service (12b-1) fees of 0.75% of average annual net assets (including a waiver of the 0.25% service fee).(1)

- An EWC, as described below.

- Automatic conversion to Class A Common Shares after eight years, thus reducing future annual expenses.

- Minimum initial investment -- $1,000 (non-IRAs) and $250 (IRAs).

CLASS C COMMON SHARES

- No front-end sales charge; all your money goes to work for you right away.

- Distribution and service (12b-1) fees of 0.75% of average annual net assets.

- A 1% EWC on shares sold within one year of purchase.

- No automatic conversion to Class A Common Shares, so annual expenses continue at the Class C level throughout the life of your investment.

- Minimum initial investment -- $1,000 (non-IRAs) and $250 (IRAs).

CLASS Q COMMON SHARES

- No front-end sales charge; all your money goes to work for you right away.

- Service fee of 0.25% of average annual net assets.

- No automatic conversion to Class A Common Shares, so annual expenses continue at the Class Q level throughout the life of your investment.

- Minimum initial investment -- $250,000

When choosing between classes, you should carefully consider the comparison between the ongoing annual expenses and the EWC on each class of Common Shares. The relative impact of the ongoing annual expenses and the EWC will depend on the length of time a share is held. Higher fees mean that Class B and Class C Common Shares pay correspondingly lower dividends and may have a lower NAV than Class A or Class Q Common Shares. You should discuss which class of Common Shares is right for you with your investment professional.

DISTRIBUTION AND SHAREHOLDER SERVICE FEES

To pay for the cost of promoting the Fund and servicing your shareholder account, Class B and Class C Common Shares of the Fund have adopted a Rule 12b-1 plan which requires fees to be paid out of the assets of each class. Over time, the fees will increase your cost of investing and may exceed the cost of paying other types of sales charges.

SALES CHARGE CALCULATION

CLASS A COMMON SHARES(1)(2)

Class A Common Shares of the Fund are sold subject to the following sales charge:

                           AS A % OF THE           AS A % OF NET
YOUR INVESTMENT          OFFERING PRICE(3)          ASSET VALUE
Less than $50,000              4.75%                   4.99%
$50,000 - $99,999              4.50                    4.71
$100,000 - $249,999            3.50                    3.63
$250,000 - $499,999            2.50                    2.56
$500,000 - $1,000,000          2.00                    2.04
$1,000,000 and over      see "Early Withdrawal Charge" on p. 20

(1) Shareholders that purchased funds that were a part of the Lexington family of funds at the time of purchase are not subject to sales charges for the life of their account.

(2) Shareholders that purchased funds that were part of the Aetna family of funds prior to February 2, 1998 at the time of purchase are not subject to sales charges for the life of their account.

(3) The term "offering price" includes the front-end sales charge.

----------
(1) ING Funds Distributor has agreed to waive the service fee for Class B Common Shares. Absent the waiver, the service fee is 0.25% of average annual net assets. The fee waiver will continue through at least February 29, 2004. There is no guarantee that this waiver will continue after that date.

               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

                                                               Shareholder Guide

EARLY WITHDRAWAL CHARGE

CLASS A COMMON SHARES

INVESTMENTS OF $1 MILLION OR MORE. There is no front-end sales charge if you purchase Class A Common Shares in an amount of $1 million or more. However, the shares will be subject to an EWC if they are repurchased by the Fund within one or two years of purchase, depending on the amount of the purchase, as follows:

                                               PERIOD DURING WHICH
YOUR INVESTMENT                  EWC                EWC APPLIES
$1,000,000 to $2,499,999         1.00%               2 years
$2,500,000 to $4,999,999         0.50                1 year
$5,000,000 and over              0.25                1 year

CLASS B AND CLASS C COMMON SHARES

Class B and Class C Common Shares are offered at their NAV per share without any initial sales charge. However, you may be charged an EWC on Class B and Class C Common Shares that you offer to the Fund for repurchase (and are repurchased) within a certain period of time after you bought them. The amount of the EWC is based on the NAV of the Common Shares at the time of purchase. The EWCs are as follows:

CLASS B COMMON SHARES

                                                  EWC ON SHARES
SOLD DURING                                     BEING REPURCHASED
 1st year                                               3.0%
 2nd year                                               2.5%
 3rd year                                               2.0%
 4th year                                               1.5%
 5th year                                               1.0%
 After 5th year                                        none

CLASS C COMMON SHARES

                                                  EWC ON SHARES
SOLD DURING                                     BEING REPURCHASED
 1st year                                               1.0%
 After 1st year                                        none

To keep your EWC as low as possible, each time you offer your Common Shares for repurchase, the Fund will first repurchase Common Shares in your account that are not subject to an EWC, and then will repurchase Common Shares that have the lowest EWC.

WAIVER AND REINSTATEMENT PRIVILEGE

EWC WAIVERS

The EWC for Class A, Class B and Class C Common Shares will be waived in the following cases. (In determining whether an EWC is applicable, it will be assumed that Common Shares held in the shareholder's account that are not subject to such charge are repurchased first):

- The EWC on shares will be waived in the case of repurchase following the death or permanent disability of a shareholder. The waiver is available for total or partial repurchases of shares of the Fund owned by an individual or an individual in joint tenancy (with rights of survivorship), but only for those Common Shares held at the time of death or initial determination of permanent disability.


- The EWC will also be waived in the case of a total or partial repurchase of Common Shares of the Fund in connection with any mandatory distribution from a tax-deferred retirement plan or an IRA. The shareholder must have attained the age of 70 1/2 to qualify for the EWC waiver relating to mandatory distributions. This waiver does not apply in the case of a tax-free rollover or transfer of assets, other than one following a separation of service. The shareholder must notify the transfer agent either directly or through ING Funds Distributor, at the time of repurchase, that the shareholder is entitled to a waiver of the EWC. The EWC Waiver Form included in the New Account Application must be completed and provided to the transfer agent at the time of the repurchase request. The waiver will be granted subject to confirmation of the grounds for the waiver. The foregoing waivers may be changed at any time.


-  Reinvestment of dividends and capital gains distributions.

REINSTATEMENT PRIVILEGE

Shareholders who have had their Common Shares repurchased within the previous 90 days may purchase Fund Common Shares at NAV (at the time of reinstatement) in an amount up to the repurchase proceeds. Reinstated Common Shares will retain their original purchase date for purposes of the EWC. The amount of any EWC also will be reinstated.

To exercise this privilege, a written order for the purchase of new Common Shares must be received by the transfer agent or be postmarked within 90 days after the date of repurchase pursuant to the repurchase offer. This privilege can be used only once per calendar year. If a loss is incurred on the repurchase and the reinstatement privilege is used, some or all of the loss may not be allowed as a tax deduction.

TRANSACTION POLICIES                                           SHAREHOLDER GUIDE

NET ASSET VALUE

The NAV per Common Share of the Fund is determined once daily at the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time) on each day the NYSE is open. The NAV per Common Share is determined separately for each class by dividing the value of the Fund's loan assets plus all cash and other assets (including interest accrued but not collected) attributable to that class less all liabilities (including accrued expenses but excluding capital and surplus) attributable to that class by the number of shares of that class outstanding. The NAV per Common Share is made available for publication.

VALUATION OF THE FUND'S ASSETS


The assets in the Fund's portfolio are valued daily in accordance with the Fund's Loan Valuation Procedures adopted by the Board of Trustees. A majority of the Fund's assets are valued using quotations supplied by a third party loan pricing service. However, the loans in which the Fund invests are not listed on any securities exchange or board of trade. Some loans are traded by institutional investors in an over-the-counter secondary market that has developed in the past several years. This secondary market generally has fewer trades and less liquidity than the secondary markets for other types of securities. Some loans have few or no trades. Accordingly, determinations of the value of loans may be based on infrequent and dated trades. Because there is less reliable, objective market value data available, elements of judgment may play a greater role in valuation of loans than for other types of securities. For further information, see "Risk Factors and Special Considerations -- Limited Secondary Market for Loans."

Loans are normally valued at the mean of the means of one or more bid and asked quotations obtained from a pricing service or other sources believed to be reliable. Loans for which reliable market value quotations are not readily available from a pricing service may be valued with reference to another loan or a group of loans for which reliable market value quotations are readily available and whose characteristics are comparable to the loan being valued. Under this approach, the comparable loan or loans serve as a "proxy" for changes in value of the loan being valued. The Fund has engaged an independent pricing service to provide quotations from dealers in loans and to calculate values under this "proxy" procedure.


It is expected that most of the loans held by the Fund will be valued with reference to quotations from the independent pricing service or with reference to the "proxy" procedure described above. The Investment Manager may believe that the price for a loan derived from quotations or the "proxy" procedure described above is not reliable or accurate. Among other reasons, this may be the result of information about a particular loan or borrower known to the Investment Manager that it believes may not be known to the pricing service or reflected in a price quote. In this event, the loan is valued at fair value under procedures established by the Fund's Board of Trustees, and in accordance with the provisions of the 1940 Act.

Under these procedures, fair value is determined by the Investment Manager and monitored by the Fund's Board of Trustees through its Valuation Committee. In fair valuing a loan, consideration is given to several factors, which may include, among others, the following:

  - the characteristics of and fundamental analytical data relating to the loan, including the cost, size, current interest rate, period until the next interest rate reset, maturity and base lending rate of the loan, the terms and conditions of the loan and any related agreements, and the position of the loan in the borrower's debt structure;

  - the nature, adequacy and value of the collateral, including the Fund's rights, remedies and interests with respect to the collateral;

  - the creditworthiness of the borrower and the cash flow coverage of outstanding principal and interest, based on an evaluation of its financial condition, financial statements and information about the borrower's business, cash flows, capital structure and future prospects;

  - information relating to the market for the loan, including price quotations for, and trading in, the loan and interests in similar loans and the market environment and investor attitudes towards the loan and interests in similar loans;

  - the reputation and financial condition of the agent of the loan and any intermediate participants in the loans;

  -  the borrower's management; and

  - the general economic and market conditions affecting the fair value of the loan.

Securities for which the primary market is a national securities exchange are stated at the last reported sale price on the day of valuation. Securities reported by NASDAQ National Market System will be valued at the NASDAQ Official Closing Price of the valuation day. Debt and equity securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked price. Valuation of short term cash equivalent investments will be at amortized cost.

EXCHANGE PRIVILEGES AND RESTRICTIONS

The Fund is one of many funds managed by the Investment Manager. You may exchange shares of certain other ING Funds into Common Shares of the Fund. You may also move your investment in the Common Shares of the Fund into certain other ING Funds in conjunction with monthly repurchases made by the Fund. In this case, rather than tendering your shares for cash, you would elect to have the dollar value of those Common Shares accepted for purchases of shares of the other ING Fund.

               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

The total value of shares being exchanged into the Fund must at least equal the minimum investment requirement applicable to the relevant class of Common Shares of the Fund, and the total value of shares being exchanged out of the Fund into other ING Funds must meet the minimum investment requirements of those products, as applicable. Exchanges of Common Shares are sales and may result in a gain or loss for federal and state income tax purposes. The exchange privilege is only available in states where shares of the fund being acquired may be legally sold.

CLASSES OF SHARES ELIGIBLE FOR EXCHANGE

Common Shares of Classes A, B, C and Q of the Fund may be exchanged for Classes A, B, C or Q Common Shares of any open-end ING Fund at NAV without payment of a sales charge on the exchange. Shareholders exercising the exchange privilege with any other ING Fund should carefully review the prospectus of that fund. Investors may obtain a copy of a prospectus of any other ING Fund by calling
(800) 992-0180.

EARLY WITHDRAWAL CHARGES ON EXCHANGES


You are not required to pay an applicable EWC upon an exchange of Common Shares from the Fund to any open-end ING Fund. However, if you exchange and subsequently redeem your shares, the EWC from the Fund (not the fund into which you exchanged your common shares) will apply. However, the time period for application of the EWC will be calculated based on the first date you acquired your Common Shares in the Fund, so that you get the benefit of the full period of time you owned your Common Shares of the Fund.


TELEPHONE ORDERS

The Fund and its Transfer Agent will not be responsible for the authenticity of phone instructions or losses, if any, resulting from unauthorized shareholder transactions if they reasonably believe that such instructions were genuine. The Fund and its Transfer Agent have established reasonable procedures to confirm that instructions communicated by telephone are genuine. These procedures include recording telephone instructions for exchanges and expedited redemptions, requiring the caller to give certain specific identifying information, and providing written confirmation to shareholders of record not later than five days following any such telephone transactions. If the Fund and its Transfer Agent do not employ those procedures, they may be liable for any losses due to unauthorized or fraudulent telephone instructions.

SMALL ACCOUNT

Due to the relatively high cost of handling small investments, the Fund reserves the right upon 30 days' written notice to redeem through the monthly repurchases, at NAV, the shares of any shareholder whose accounts (except for IRAs) has a value of less than $1,000, other than as a result of a decline in the NAV per share. The Fund reserves the right to increase minimum account size.

ACCOUNT ACCESS

Unless your Common Shares are held through a third-party fiduciary or in an omnibus registration at your bank or brokerage firm, you may be able to access your account information over the internet at www.ingfunds.com, or via a touch tone telephone by calling (800) 992-0180 and selecting Option 1. Should you wish to speak with a Shareholder Service Representative, you may call the toll-free number listed above and select Option 2.

PRIVACY POLICY

The Fund has adopted a policy concerning investor privacy. To review the privacy policy, contact a Shareholder Services Representative at (800) 992-0180 and select Option 1, obtain a policy over the internet at www.ingfunds.com or see the privacy policy that accompanies this Prospectus.

HOW TO PURCHASE SHARES                                         SHAREHOLDER GUIDE

The minimum initial investment in the Fund is $1,000 ($250 for IRAs) for Class A, Class B and Class C Common Shares and $250,000 for Class Q Common Shares. The minimum additional investment is $100 for an investment in Class A, Class B and Class C Common Shares. Common Shares may be purchased from certain financial services firms that have sales agreements with ING Funds Distributor (Authorized Dealers). Investors may be charged a fee for transactions made through a broker or agent.


The Fund reserves the right to reject any purchase order. Please note that cash, traveler's checks, third party checks, money orders and checks drawn on non-U.S. banks (even if payment may be effected through a U.S. bank) generally will not be accepted. The Investment Manager reserves the right to waive minimum investment amounts.


                                             INITIAL                                         ADDITIONAL
METHOD                                      INVESTMENT                                       INVESTMENT
BY CONTACTING                    An investment professional with an
AN AUTHORIZED                    Authorized Dealer can help you
DEALER                           establish and
                                 maintain your account.

BY MAIL                          Visit or consult an Authorized Dealer.      Visit or consult an Authorized Dealer.

                                 Make your check payable to the ING          Fill out the Account Additions form included on the
                                 Senior Income Fund and mail it, along       bottom of your account statement along with your
                                 with a completed New Account                check payable to ING Senior Income Fund and mail
                                 Application, to the address indicated       them in the envelope provided with the account
                                 on the Application. Please indicate         statements. Remember to write your account number
                                 your Authorized Dealer on the New           on the check.
                                 Account Application.

BY WIRE                          Call the ING Operations Department at       Wire the funds in the same manner described under
                                 (800) 336-3436 to obtain an account number  "Initial Investment."
                                 and indicate and Authorized Dealer on
                                 the account. Instruct your bank to wire
                                 funds to:

                                 State Street Bank and Trust Company ABA
                                 #101003621 Kansas City, MO credit to:

                                 ING Senior Income Fund
                                 A/C #751-8315; for further credit to:
                                 Shareholder A/C
                                 #___________________
                                 (A/C # you received over the telephone)
                                 Shareholder Name:
                                 ____________________
                                 (Account Name)

                                 After wiring funds you must complete
                                 the New Account Application and send it
                                 to:

                                 ING Funds
                                 P.O. Box 219368
                                 Kansas City, MO
                                 64121-6368

               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

The Fund reserves the right to liquidate sufficient Common Shares to recover annual transfer agent fees should the investor fail to maintain his/her account value at a minimum of $1,000 ($250 for IRAs) for Class A, Class B or Class C Common Shares or $250,000 for Class Q Common Shares.

PRICE OF SHARES

Purchase and exchange orders for Common Shares of the Fund are effected at NAV, determined after the order is received by the transfer agent in proper form. A purchase order will be deemed to be in proper form when all of the required steps set forth above have been completed. In the case of an investment by wire, however, the order will be deemed to be in proper form after the telephone notification and the federal funds wire have been received. A shareholder who purchases by wire must submit an application form in a timely fashion. If an order or payment by wire is received after the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time), the shares will not be credited until the next business day.

You will receive a confirmation of each new transaction in your account, which also will show you the number of Fund Common Shares you own including the number of shares being held in safekeeping by the transfer agent for your account. You may rely on these confirmations in lieu of certificates as evidence of your ownership. Certificates representing Common Shares of the Fund will not be issued unless you request them in writing.

The Fund may, on occasion, suspend the continuous offering of its Common Shares. If this occurs, shareholders will still be permitted to reinvest dividends in additional Common Shares, and qualified plan investors will be permitted to continue making automatic contributions for additional Common Shares.

PRE-AUTHORIZED INVESTMENT PLAN

You may establish a pre-authorized investment plan to purchase Common Shares with automatic bank account debiting. For further information on pre-authorized investment plans, see the New Account Application or contact a Shareholder Services Representative at (800) 992-0180.

RETIREMENT PLANS


The Fund has available prototype qualified retirement plans for both corporations and for self-employed individuals. It also has available prototype IRA, Roth IRA and Simple IRA plans (for both individuals and employers), Simplified Employee Pension Plans, Pension and Profit Sharing Plans and Tax Sheltered Retirement Plans for employees of public educational institutions and certain non-profit, tax-exempt organizations. State Street Bank and Trust Company (State Street) acts as the custodian under these plans. For further information, contact a Shareholder Services Representative at (800) 992-0180. State Street currently receives a $12 annual custodial fee for each social security number listed on the account for the maintenance of such accounts.

REPURCHASE OFFERS                                              SHAREHOLDER GUIDE

REPURCHASE OFFERS


As a fundamental policy, which may not be changed without shareholder approval, the Fund offers shareholders the opportunity to redeem their Common Shares on a monthly basis. The time and dates by which repurchase offers must be accepted (the Repurchase Request Deadline) are 4:00 p.m. Eastern time on the 10th business day of each month.

The Fund is required to offer to repurchase between 5% and 25% of its outstanding Common Shares with each repurchase offer, and under normal market conditions the Board of Trustees expects to authorize a 5% offer. The Fund may not repurchase more than 25% of its outstanding Common Shares during any calendar quarter. The repurchase price will be the Fund's NAV determined on the repurchase pricing date, which will be a date not more than 14 calendar days following the Repurchase Request Deadline. Payment for all Common Shares repurchased pursuant to these offers will be made not later than 5 business days or 7 calendar days (whichever period is shorter) after the repurchase pricing date. Under normal circumstances, it is expected that the repurchase pricing date will be the Repurchase Request Deadline, and that the repurchase price will be the Fund's NAV determined after close of business on the Repurchase Request Deadline. Payment for Common Shares tendered will normally be made on the first business day following the repurchase pricing date and, in every case, at least five business days before sending notification of the next monthly repurchase offer. If the tendered shares have been purchased immediately prior to the tender, the Fund will not release repurchase proceeds until payment for the tendered shares has settled. During the period the offer to repurchase is open, shareholders may obtain the current NAV by calling (800) 992-0180.


At least 7 and no more than 14 days prior to the Repurchase Request Deadline the Fund will mail written notice to each shareholder setting forth (a) the number of Common Shares the Fund will repurchase, (b) the repurchase request deadline and other terms of the offer to repurchase, and (c) the procedures for shareholders to follow to request a repurchase. The repurchase request deadline will be strictly observed. Shareholders and financial intermediaries failing to submit repurchase requests in good order by such deadline will be unable to liquidate Common Shares until a subsequent repurchase offer.

If more Common Shares are tendered for repurchase than the Fund has offered to repurchase, the Board of Trustees may, but is not obligated to, increase the number of Common Shares to be repurchased by 2% of the Fund's Common Shares outstanding. If there are still more Common Shares tendered than are offered for repurchase, Common Shares will be repurchased on a pro-rata basis. However, the Fund may determine to alter the pro-rata allocation procedures in two situations:

     (a) the Fund may accept all Common Shares tendered by persons who own in the aggregate not more than a specified number of shares (not to exceed 100 Common Shares) before prorating shares tendered by others; or

     (b) the Fund may accept by lot Common Shares tendered by shareholders who tender all Common Shares held by them and who, when tendering, elect to have either all (or at least a minimum amount) or none accepted; however, the Fund first must accept all Common Shares tendered by shareholders who do not make this election.

Because of the foregoing, shareholders may be unable to liquidate all or a given percentage of their Common Shares and some shareholders may tender more Common Shares than they wish to have repurchased in order to ensure repurchase of at least a specific number of shares. Shareholders may withdraw Common Shares tendered for repurchase at any time prior to the repurchase request deadline.

The Fund does not presently intend to deduct any repurchase fees, other than any applicable EWC, from the repurchase amount. However, in the future, the Board of Trustees may determine to charge a repurchase fee payable to the Fund reasonably to compensate it for its expenses directly related to the repurchase. These fees could be used to compensate the Fund for, among other things, its costs incurred in disposing of securities or in borrowing in order to make payment for repurchased shares. Any repurchase fees will never exceed 2% of the proceeds of the repurchase. It should be noted that the Board of Trustees may implement repurchase fees without a shareholder vote.


Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund's portfolio to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund's portfolio through repurchases, without offsetting new sales, may result in untimely sales of portfolio securities and a higher expense ratio, and may limit the ability of the Fund to participate in new investment opportunities. Repurchases resulting in portfolio turnover will result in additional expenses being borne by the Fund. The Fund may also sell portfolio securities to meet repurchase obligations which, in certain circumstances, may adversely affect the market for Senior Loans and reduce the Fund's value. Notwithstanding the foregoing, it is the Investment Manager's intention to fund repurchases with the proceeds of borrowings whenever practical. Use of the borrowing facility entails certain risks and costs. See "Liquidity Requirements" below.

See "Tax Matters" at page 34 for a general summary for U.S. sharholders. Investors should rely on their own tax adviser for advice about the particular federal, state and local tax consequences of investing in the Fund and participating in the Fund's repurchase offer program.


SUSPENSION OR POSTPONEMENT OF A REPURCHASE OFFER

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code; (b) for any period during

               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

which the NYSE or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

LIQUIDITY REQUIREMENTS

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Notification is sent to shareholders until the Repurchase Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline.

The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund's assets are sufficiently liquid so that the Fund can comply with the repurchase policy and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

The Fund intends to finance Repurchase Offers with cash on hand, cash raised through borrowings, or the liquidation of portfolio securities. There is some risk that the need to sell Senior Loans to fund Repurchase Offers may affect the market for those Senior Loans. In turn, this could diminish the Fund's NAV.


REDEMPTION OF SENIOR SECURITIES

In order to permit the Fund to repurchase Common Shares, the borrowing or other indebtedness issued by the Fund, as well as the terms of any preferred shares, must either mature by the next Repurchase Request Deadline or provide for their redemption, call or repayment by the next Repurchase Request Deadline without penalty or premium. Although the Fund ordinarily does not expect to redeem any senior security, including preferred shares, it may be required to redeem such securities if, for example, the Fund does not meet an asset coverage ratio required by law or correct a failure to meet a rating agency guideline in a timely manner.

TENDER OF COMMON SHARES BY CONTROL OWNERS

The Fund expects ING Life Insurance and Annuity Company (ILIAC) and Equitable Life Insurance Company of Iowa (ELI) to tender their Common Shares on a regular monthly basis until the Fund has repurchased all of their Common Shares. These companies are affiliates of the Investment Manager and own 5,887,591 and 8,357,856 Common Shares, respectively, as of June 16, 2003. They acquired these shares from ING America Insurance Holdings, Inc., the indirect parent of both of the companies and of the Investment Manager. ING America Insurance Holdings, Inc. purchased these shares (except shares subsequently received due to reinvestment of dividends) prior to the public offering of the Fund's Common Shares in order to provide the initial capital for the Fund. See "Description of Fund" at page 31.

It is the intention of ILIAC and ELI to tender for repurchase all of their shares through the normal monthly offers to repurchase made by the Fund. The terms of the repurchase offer program provide that the Fund may accept by lot Common Shares tendered by shareholders who tender all Common Shares held by them and who, when tendering, elect to have either all (or at least a minimum amount) or none accepted, provided that the Fund first accepts all Common Shares tendered by shareholders who do not make this election. It is the intention of ILIAC and ELI to limit their aggregate tenders each month to an amount that is equal to or less than the difference between the shares tendered by all other shareholders in any particular month and the normal 5% monthly repurchase offer from the Fund and, in addition, to limit their tenders in the aggregate to an amount that will not, by virtue of the repurchases, cause the Funds' net assets to fall below the Fund's net assets as of February 28, 2003 ($276,742,000). By tendering within these limits, the overall assets of the Fund should not decrease by reason of the tenders and repurchases, but such assets will likewise not increase as much as they would have absent the tenders by ILIAC and ELI. In addition, other shareholders who tender their shares for repurchase on a pro rata basis should not have their ability to have their entire tender accepted adversely affected by reason of the tenders by ILAIC and ELI.

                                                 INVESTMENT MANAGEMENT AND OTHER
                                                               SERVICE PROVIDERS


INVESTMENT MANAGER


ING INVESTMENTS, LLC (the Investment Manager or ING Investments), an Arizona limited liability company, serves as Investment Manager to the Fund and has overall responsibility for the management of the Fund under the general supervision of the Board of Trustees. Its principal business address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

The Fund and the Investment Manager have entered into an Investment Management Agreement that requires ING Investments to provide all investment advisory and portfolio management services for the Fund. The agreement with ING Investments may be canceled by the Board of Trustees upon 60 days' written notice.

ING Investments is an indirect wholly-owned subsidiary of ING Groep, N.V. (NYSE:
ING) (ING Groep). ING Groep is a global financial institution active in the fields of insurance, banking and asset management in more than 65 countries with more than 100,000 employees. The Investment Manager is registered as an investment adviser with the SEC. ING Investments began investment management in April 1995, and serves as investment adviser to registered investment companies as well as structured finance vehicles. As of May 31, 2003, ING Investments had assets under management of over $34.5 billion.


The Investment Manager bears its expenses of providing the services described above. The Investment Manager currently receives from the Fund an annual fee, paid monthly, of 0.80% of the Fund's Managed Assets.

The Fund pays all operating and other expenses of the Fund not borne by ING Investments including, but not limited to, audit and legal fees, transfer agent, registrar and custodian fees, expenses in preparing repurchase offers, shareholder reports and proxy solicitation materials and other miscellaneous business expenses. The Fund also pays all taxes imposed on it and all brokerage commissions and loan-related fees.

PROPOSED SUB-ADVISER


Subject to shareholder approval, the Fund's Board of Trustees has approved Aeltus Investment Management, Inc., (dba ING Aeltus Investment Management, Inc.) a Connecticut Corporation (ING Aeltus or Sub-Adviser) to serve as the Sub-Adviser to the Fund effective August 1, 2003. ING Aeltus is responsible for managing the assets of the Fund in accordance with its investment objective and policies, subject to oversight by ING Investments. The portfolio management team described below will not change.

Founded in 1972, ING Aeltus is registered as an investment adviser with the SEC. Aeltus is an indirect wholly-owned subsidiary of ING Groep, N.V., and is an affiliate of ING Investments. ING Aeltus has acted as adviser or subadviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of May 31, 2003, ING Aeltus managed almost $41.0 billion in assets. Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602. For its services, ING Aeltus is entitled to receive a sub-advisory fee of 0.45%, expressed an an annual rate based on the average daily managed assets of the Trust and is paid by ING Investments. Under the terms of the sub-advisory agreement, the agreement may be terminated by either ING Investments or the Board of Trustees on 60 days' written notice. In the event the sub-advisory agreement is terminated, the Sub-Adviser may be replaced subject to any regulatory requirements or ING Investments may assume day-to-day investment management of the Fund.

PORTFOLIO MANAGEMENT. The Fund is managed by the Investment Manager's Senior Floating Rate Loan Group. That team is comprised of the following individuals:

DANIEL A. NORMAN. Mr. Norman is Senior Vice President and Co-Senior Portfolio Manager in the Senior Floating Rate Loan Group, and has served in that capacity since November 1999. Prior to that, Mr. Norman was Senior Vice President and Portfolio Manager in the Senior Floating Rate Loan Group (since April 1995). Mr. Norman also serves as Senior Vice President and Treasurer of the Fund (since January 2001), and he serves as Senior Vice President and Treasurer of ING Prime Rate Trust, another closed-end fund managed by the Investment Manager that invests primarily in Senior Loans. Mr. Norman co-manages the Fund with Mr. Bakalar.

JEFFREY A. BAKALAR. Mr. Bakalar is Senior Vice President and Co-Senior Portfolio Manager in the Senior Floating Rate Loan Group, and has served in that capacity since February 1999. Prior to that, Mr. Bakalar was Senior Vice President and Portfolio Manager in the Senior Floating Rate Loan Group (since February 1998). Before joining the Investment Manager, Mr. Bakalar was Vice President of The First National Bank of Chicago (from 1994 to 1998). Mr. Bakalar also serves as Senior Vice President of the Fund (since January 2001) and as Senior Vice President of ING Prime Rate Trust, another closed-end fund managed by the Investment Manager that invests primarily in Senior Loans. Mr. Bakalar co-manages the Fund with Mr. Norman.

CURTIS F. LEE. Mr. Lee is Senior Vice President and Chief Credit Officer in the Senior Floating Rate Loan Group and has served in that capacity since August 1999. Prior to joining the Investment Manager, Mr. Lee held a series of positions with Standard Chartered Bank in the credit approval and problem loan management functions (1992 - 1999). Mr. Lee also serves as Senior Vice President and Chief Credit Officer of the Fund (since January 2001), and he serves as Senior Vice President and Chief Credit Officer of ING Prime Rate Trust, another closed-end fund managed by the Investment Manager that invests primarily in Senior Loans (since January 2001).

ROBERT L. WILSON. Mr. Wilson is a Senior Vice President in the Senior Floating Rate Loan Group (since March 2003) and before that was Vice President in the Senior Floating Rate Loan Group (since July 1998). Prior to joining the Investment

               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

                               Investment Management and Other Service Providers

Manager, Mr. Wilson was Vice President of Bank of Hawaii (from 1997 to 1998) and Vice President of Union Bank of California (from 1994 to 1997).

MICHEL PRINCE. Mr. Prince is a Vice President in the Senior Floating Rate Loan Group (since May 1998). Prior to joining the Investment Manager, Mr. Prince was Vice president of Rabobank International, Chicago branch (from 1996 to 1998).

JASON T. GROOM. Mr. Groom is a Vice President in the Senior Floating Rate Loan Group (since June 2000), and before that was an Assistant Vice President in the Senior Floating Rate Loan Group (1998 to 2000). Prior to joining the Investment Manager, Mr. Groom was an Associate in the Corporate Finance Group of NationsBank (in 1998) and Assistant Vice President, Corporate Finance group, of The Industrial Bank of Japan Limited (from 1995 to 1997).

CHARLES E. LEMIEUX. Mr. LeMieux is a Vice President in the Senior Floating Rate Loan Group (since June 2000), and before that was Assistant Vice President in the Senior Floating Rate Loan Management team (from 1998 to 2000). Prior to joining the Investment Manager, Mr. LeMieux was Assistant Treasurer, Cash Management, with Salt River Project (from 1993 to 1998).

MARK F. HAAK. Mr. Haak is a Vice President in the Senior Floating Rate Loan Group (since June 1999). Prior to joining the Investment Manager, Mr. Haak was Assistant Vice President, Corporate Banking with Norwest Bank (from 1997 to
1998) and Lead Financial Analyst and Portfolio Manager for Bank One AZ, N.A. (from 1996 to 1997).

WILLIAM F. NUTTING, JR. Mr. Nutting is a Vice President in the Senior Floating Rate Loan Group (since November 1999), and joined an affiliate of the Investment Manager in 1995 as an Operations Associate.

THEODORE M. HAAG. Mr. Haag is Vice President in the Senior Floating Rate Loan Group (since March 2001). Mr. Haag joined the Investment Manager in June 2000 as Vice President and Senior Portfolio Manager, a position he continues to hold. From 1997 to 2000, Mr. Haag served as Vice President and Portfolio Manager for Gen Re-New England Asset Management. From 1995 to 1997, Mr. Haag was a Director of Fixed Income Securities and Securities Policy Committee member for Providian Capital Management. Prior to working at Providian, Mr. Haag was a high yield portfolio manager at ICH Corporation.

RALPH E. BUCHER. Mr. Bucher is a Vice President in the Senior Floating Rate Loan Group (since November 2001). Prior to joining the Investment Manager, Mr. Bucher was the North American Head of Special Assets for Standard Chartered Bank (from 1999 to 2001). Mr. Bucher has also held other senior credit approval positions with Societe Generale (from 1997 to 1999).

BRIAN S. HORTON. Mr. Horton is a Vice President in the Senior Floating Rate Loan Group (since September 2001). Prior to joining the Investment Manager, Mr. Horton was a Vice President in the Corporate and Investment Banking Group at Bank of America Securities LLC, where he worked in the Consumer and Retail Industry Group (from 1999 to 2001). Mr. Horton also served in various other corporate finance and relationship management positions during his seven years at Bank of America, including corporate finance specialist for the Southeast U.S. region from (1997 to 1999).

MOHAMED N. BASMA. Mr. Basma is a Vice President in the Senior Floating Rate Loan Group (since March 2003), and before that was Research Analyst on the Senior Loan Management team (since January 2000). Prior to joining the Investment Manager, Mr. Basma was a senior auditor/consultant in the audit and business advisory group with Arthur Andersen, LLP (from 1995 to1997). Mr. Basma attended school for the years between his employment at Arthur Andersen and the Investment Manager.

JAMES E. GRIMES. Mr. Grimes is a Vice President in the Senior Floating Rate Loan Group (since 2001), and before that was Manager of Structured Investments for the Investment Manager (since 1999). Prior to joining the Investment Manager, Mr. Grimes was Manager of Finance and Strategic Planning for NationsBank Auto Leasing, Inc. (formerly Oxford Resources Corp.) (from 1994 to 1998).

JEFFREY S. SCHULTZ. Mr. Schultz is an Analyst in the Senior Floating Rate Loan Group (since March 2003), and before that was Treasury Operations Assistant (from 1998 to 2009) and Jr. Research Analyst (from 2009 to 2003). Prior to joining the Investment Manager, Mr. Schultz prepared taxes for Arthur Andersen LLP (1998). Before 1998, Mr. Schultz was in school.


THE ADMINISTRATOR

The Administrator of the Fund is ING Funds Services, LLC (ING Funds Services). Its principal business address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258. The Administrator is a wholly-owned subsidiary of ING Groep and the immediate parent company of the Investment Manager.


Under an Administration Agreement between ING Funds Services and the Fund, ING Funds Services administers the Fund's corporate affairs subject to the supervision of the Board of Trustees of the Fund. In that connection, ING Funds Services monitors the provisions of the Senior Loan agreements and any agreements with respect to interests in Senior Loans and is responsible for recordkeeping with respect to the Senior Loans in the Fund's repurchase offers portfolio. ING Funds Services also furnishes the Fund with office facilities and furnishes executive personnel together with clerical and certain recordkeeping and administrative services. These services include preparation of annual and other reports to shareholders and to the SEC. ING Funds Services also handles the filing of federal, state and local income tax returns not being furnished by the Custodian or Transfer Agent (as defined below). The Administration Agreement also requires ING Funds Services to assist in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. The Administrator has authorized all of its officers and employees who have been elected as officers of the Fund to serve in the latter capacities. All services furnished by the Administrator under the Administration Agreement may be furnished by such officers or employees of the Administrator.

The Fund pays ING Funds Services an administration fee, computed daily and payable monthly. The Administration Agreement states that ING Funds Services is entitled to receive a fee at an annual rate of 0.10% of the Fund's Managed Assets. The Administration Agreement may be canceled by the Board of Trustees upon 60 days' written notice.


TRANSFER AGENT, DIVIDEND DISBURSING AGENT AND REGISTRAR

The transfer agent, dividend disbursing agent and registrar for the Common Shares is DST Systems, Inc. (DST), whose principal business address is 816 Wyandotte, Kansas City, Missouri 64105.

CUSTODIAN

The Fund's securities and cash are held and maintained under a Custody Agreement with State Street Bank and Trust Company, whose principal place of business is 801 Pennsylvania Avenue, Kansas City, Missouri 64105.

               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

DIVIDENDS AND DISTRIBUTIONS

DISTRIBUTION POLICY. Income dividends on Common Shares are calculated and declared daily and paid monthly under guidelines approved by the Board of Trustees. The Fund may make one or more annual payments from any realized capital gains, if any.


DIVIDEND REINVESTMENT. Unless you instruct the Fund to pay your dividends in cash, dividends and distributions paid by the Fund will be reinvested in additional Common Shares of the Fund. You may, upon written request or by completing the appropriate section of the Account Application, elect to have all dividends and other distributions paid on Class A, B, C or Q Common Shares of the Fund invested in another ING Fund which offers the same class shares. If you are a shareholder of ING Prime Rate Trust, whose shares are not held in a broker or nominee account, you may upon written request elect to have all dividends invested into a pre-existing Class A account of any open-end ING Fund.


PLAN OF DISTRIBUTION


The Fund has entered into a Distribution Agreement with ING Funds Distributor, LLC. Its principal business address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258. Subject to the terms and conditions of the Distribution Agreement, the Fund may issue and sell Common Shares of the Fund from time to time through certain broker-dealers which have entered into dealer agreements with ING Funds Distributor, LLC. The Common Shares will be offered on a continuous basis and may be purchased at NAV.

In connection with the sale of Class A Common Shares, ING Funds Distributor will reallow to broker-dealers participating in the offering from the sales charge depending on the amount of the sale as follows: 4.25% for amounts less than $50,000; 4.00% for amounts of $50,000 to $99,999; 3.00% for amounts of $100,000 to $249,999; 2.25% for amounts of $250,000 to $499,999; and 1.75% for amounts of
$500,000 to $999,999. For purchases of Class A Common Shares that are subject to an EWC, ING Funds Distributor, LLC will compensate broker-dealers participating in the offering depending on the amount invested as follows: 1.00% for amounts of $1,000,000 to $2,499,999; 0.50% for amounts of $2,500,000 to $4,999,999; and
0.25% for amounts over $5,000,000.

ING Funds Distributor, LLC will compensate broker-dealers participating in the offering at a rate of 3.0% of the gross sales price per share for Class B Common Shares and 1.0% of the gross sales price per share for Class C Common Shares purchased from the Fund by such broker-dealer. No commission is paid on Class Q Common Shares.


Settlements of sales of Common Shares will occur on the third business day following the date on which any such sales are made. Unless otherwise indicated in a prospectus supplement, ING Funds Distributor will act as underwriter on a reasonable efforts basis.


In addition, ING Funds Distributor, LLC will compensate broker-dealers participating in the offering on a quarterly basis at rates that are based on the average daily net assets of shares that are registered in the name of such broker-dealer as nominee or held in a shareholder account that designates such broker-dealer as the dealer of record. The rates, on an annual basis, are as follows: 0.25% for Class A, 0.25% for Class B and 0.50% for Class C Shares. Rights to these ongoing payments begin to accrue in the 13th month following a purchase of Class A, B or C Shares.


USE OF PROCEEDS


It is expected that 100% of the net proceeds of Common Shares issued pursuant to the Offering will be invested in Senior Loans and other securities consistent with the Fund's investment objective and policies within three months. Pending investment in Senior Loans, the proceeds will be used to pay down the Fund's outstanding borrowings under its credit facilities or to fund redemptions. See "Investment Objective and Policies--Policy on Borrowing."

As of June 16, 2003, the Fund's outstanding borrowings under its credit facility was $18 million. By paying down the Fund's borrowings, the Fund can avoid adverse impacts on yields pending investment of such proceeds in Senior Loans. As investment opportunities are subsequently identified, it is expected that the Fund will reborrow amounts previously repaid and invest such amounts in additional Senior Loans or to fund redemptions.


Dividends and Distributions

                                                         DESCRIPTION OF THE FUND


The Fund was organized as a Delaware business trust on December 15, 2000, and is registered with the SEC as a continuously-offered, diversified, closed-end management investment company that makes monthly repurchase offers for its Common Shares, subject to certain conditions. The Fund is managed by a Board of Trustees, elected by the shareholders of the Fund. The Board of Trustees is responsible for protecting the interests of shareholders. The Trustees are experienced executives who oversee the Fund's activities, review contractual arrangements with companies that provide services to the Fund and review the Fund's performance.

The Fund's Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest classified as Common Shares, and an unlimited number of shares of beneficial interest classified as preferred shares. As of June 16, 2003, ING Life Insurance and Annuity Company 151 Farmington Avenue, Hartford, CT 06156, and Equitable Life of Iowa, 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327, affiliates of the Investment Manager, owned 5,887,591 and 8,357,856 shares respectively of the Fund's Class Q Common Shares. They are control persons of the Fund and will remain so until such time as each of them owns 25% or less of the outstanding Common Shares of all classes.


Under Delaware law, Fund shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized under the general corporation law of Delaware. As an added protection, the Fund's Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund. The Fund's Declaration of Trust provides for indemnification out of the Fund's property for all losses and expenses of any shareholder held liable on account of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations wherein the complaining party was held not to be bound by the disclaimer.

The Fund will send unaudited reports at least semi-annually and audited financial statements annually to all of its shareholders.

The Declaration of Trust provides that obligations of the Fund are not binding upon Trustees individually but only upon the property of the Fund. It also provides that the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.


The Fund is responsible for the following expenses, among others: the fees payable to the Investment Manager; the fees payable to the Administrator; the fees and certain expenses of the Fund's custodian and transfer agent, including the cost of providing records to the Administrator in connection with its obligation of maintaining required records of the Fund; the charges and expenses of the Fund's legal counsel and independent accountants; commissions and any issue or transfer taxes chargeable to the Fund in connection with its transactions; all taxes and corporate fees payable by the Fund to governmental agencies; the fees of any trade association of which the Fund is a member; the costs of share certificates representing shares of the Fund; organizational and offering expenses of the Fund and the fees and expenses involved in registering and maintaining registration of the Fund and its shares with the Commission, including the preparation and printing of the Fund's registration statement and prospectuses for such purposes; allocable communications expenses with respect to investor services, and all expenses of shareholders' and Trustees' meetings and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders; the cost of insurance; and litigation and indemnification expenses and extraordinary expenses not incurred in the ordinary course of the Fund's business.


DIVIDENDS, VOTING AND LIQUIDATION RIGHTS

Each Common Share of the Fund has one vote and shares equally in dividends and distributions when and if declared by the Fund and in the Fund's net assets upon liquidation. Matters such as approval of new advisory agreements and changes in a fundamental policy of the Fund require the affirmative vote of all shareholders. Matters affecting a certain class of the Fund will be voted on by shareholders of that particular class.

All Common Shares, when issued, are fully paid and are non-assessable by the Fund. There are no preemptive or conversion rights (other than the automatic conversion of Class B Common Shares to Class A Common Shares after eight years) applicable to any of the Common Shares. Common Shares do not have cumulative voting rights and, as such, holders of more than 50% of the Common Shares voting for trustees representing the holder of Common Shares can elect all trustees representing the holders of Common Shares and the remaining shareholders would not be able to elect any such trustees.


In the event preferred shares are outstanding, holders of preferred shares, voting as a separate class, are entitled to elect (a) two trustees of the Fund at all times and (b) a majority of the trustees if at any time dividends on are unpaid in an amount equal to two years' dividends thereon, and to continue to be so represented until all dividends in arrears have been paid or otherwise provided for. In all other cases, trustees will be elected by holders of Common Shares voting separately as a single class.


Subject to the voting rights described, the Fund may not, among other things, without the approval of the holders of a majority of the outstanding preferred shares, voting as a separate class, approve any plan of reorganization adversely affecting preferred shares. In addition, the Fund may not, without the affirmative vote of the holders of at least a majority of the outstanding preferred shares, voting as a separate class: (a) authorize, create or issue additional

               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

                                                         Description of the Fund
preferred shares or classes or series of preferred shares ranking prior to or on a parity with preferred shares with respect to the payment of dividends or the distribution of assets upon liquidation; (b) amend, alter or repeal the provisions of the Declaration of Trust, the Bylaws of the Fund or any Certificate of Designation, whether by merger, consolidation or otherwise, so as to materially affect any preference, right or power of such preferred shares or the holders thereof; or (c) change or adjust any investment restrictions of the Fund that are designated as fundamental by the Prospectus or SAI.


When the Fund has any preferred shares outstanding, the Fund may not pay any dividend or distribution (other than a dividend or distribution paid in shares of a series of, or in options, warrants or rights to subscribe for or purchase, Common Share) in respect of Common Shares or call for redemption, redeem, purchase or otherwise acquire for consideration any Common Shares (except by conversion into or exchange for shares of the Fund ranking junior to the preferred shares as to the payment of dividends and the distribution of assets upon liquidation), unless (a) it has paid all cumulative dividends on preferred shares; (b) it has redeemed any preferred shares that it has called for mandatory redemption; and (c) after paying the dividend, the Fund meets asset coverage requirements set forth in the Declaration of Trust or any Certificate of Designation.


STATUS OF SHARES

The following table sets forth information about the Fund's outstanding Common Shares as of June 16, 2003:


                                                                       AMOUNT HELD BY
                                                                        FUND FOR ITS     AMOUNT
                        TITLE OF CLASS            AMOUNT AUTHORIZED     OWN ACCOUNT    OUTSTANDING
                 ----------------------------------------------------------------------------------
                  Class A Common Shares               Unlimited              0          1,862,221
                  Class B Common Shares               Unlimited              0          1,551,677
                  Class C Common Shares               Unlimited              0          3,978,895
                  Class Q Common Shares               Unlimited              0         13,929,922


FUNDAMENTAL AND NON-FUNDAMENTAL POLICIES OF THE FUND


The investment objective of the Fund, certain policies of the Fund specified herein as "fundamental" and the investment restrictions of the Fund described in the SAI are fundamental policies of the Fund and may not be changed without a Majority Vote of the shareholders of the Fund. The term Majority Vote means the affirmative vote of (a) more than 50% of the outstanding shares of the Fund or
(b) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares of the Fund are represented at the meeting in person or by proxy, whichever is less. All other policies of the Fund may be modified by resolution of the Board of Trustees of the Fund.

                                                DESCRIPTION OF CAPITAL STRUCTURE

COMMON SHARES

The Fund's Declaration of Trust authorizes the issuance of an unlimited number of Common Shares of beneficial interest, par value $.01 per share. All Common Shares have equal rights to the payment of dividends and the distribution of assets upon liquidation. Common Shares will, when issued, be fully paid and non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting.


Whenever preferred shares are outstanding, holders of Common Shares will not be entitled to receive any distributions from the Fund, unless at the time of such declaration, (1) all accrued dividends on preferred shares or accrued interest on borrowings have been paid and (2) the value of the Fund's total assets (determined after deducting the amount of such dividend or other distribution), less all liabilities and indebtedness of the Fund not represented by senior securities, is at least 300% of the aggregate amount of such securities representing indebtedness and at least 200% of the aggregate amount of securities representing indebtedness plus the aggregate liquidation value of the outstanding preferred shares. In addition to the requirements of the 1940 Act, the Fund would be required to comply with the other asset coverage requirements as a condition of the Fund obtaining a rating of the preferred shares from a rating agency. These requirements include asset coverage tests more stringent than under the 1940 Act. See "Preferred Shares" below.


BORROWINGS

The Fund's Declaration of Trust authorizes the Fund, without the prior approval of holders of Common Shares, to borrow money. In this connection, the Fund may issue notes or other evidence of indebtedness (including bank borrowings or commercial paper) and may secure any such borrowings by mortgaging, pledging or otherwise granting a security interest in the Fund's assets. See "Borrowings by the Fund."

PREFERRED SHARES


The Fund's Declaration of Trust authorizes the issuance of an unlimited number of shares of a class of beneficial interest with preference rights, including preferred shares, having a par value $.01 per share, in one or more series, with rights as determined by the Board of Trustees, by action of the Board of Trustees without the approval of the holders of Common Shares or other series of outstanding preferred shares. The preferred shares will have such preferences, voting powers, terms of redemption, if any, and special or relative rights or privileges (including conversion rights, if any) as the Board of Trustees may determine and as are set forth in the Fund's Certificate of Designation establishing the terms of the preferred shares.


Any decision to offer preferred shares is subject to market conditions and to the Board of Trustees' and the Investment Manager's continuing belief that leveraging the Fund's capital structure through the issuance of preferred shares is likely to achieve the benefits to the Common Shares described in this prospectus for long-term investors. The terms of the preferred shares will be determined by the Board of Trustees in consultation with the Investment Manager (subject to applicable law and the Fund's Declaration of Trust) if and when it authorizes a preferred shares offering. It is expected, at least initially, that the preferred shares would likely pay cumulative dividends at rates determined over relatively shorter-term periods (such as 7 days) and would provide for the periodic redetermination of the dividend rate through an auction or remarketing procedure. The preference on distribution, liquidation preference, voting rights and redemption provisions of the preferred shares will likely be as stated below.

Under the 1940 Act, the Fund could issue preferred shares with an aggregate liquidation value of up to one-half of the value of the Fund's total net assets measured immediately after issuance of the preferred shares. "Liquidation value" means the original purchase price, less the value of any senior securities representing indebtedness then outstanding, of the shares being liquidated plus any accrued and unpaid dividends. In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless the liquidation value of the preferred shares is less than one-half of the value of the Fund's total net assets (determined after deducting the amount of such dividend or distribution) immediately after the distribution.


The preferred shares would have complete priority over the Common Shares as to distribution of assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Fund, holders of preferred shares would be entitled to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus accumulated and unpaid dividends thereon, whether or not earned or declared) before any distribution of assets would be made to holders of Common Shares.


               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

                                                Description of Capital Structure

TAX MATTERS

The following information is meant as a general summary for U.S. shareholders. Please see the SAI for additional information. Investors should rely on their own tax adviser for advice about the particular federal, state and local tax consequences to them of investing in the Fund.


The Fund will distribute all or substantially all of its net investment income and net capital gains to its shareholders each year. Although the Fund will not be taxed on amounts it distributes, most shareholders will be taxed on amounts they receive. A particular distribution generally will be taxable as either ordinary income or long-term capital gain. It generally does not matter how long a shareholder has held the Fund's Common Shares or whether the shareholder elects to receive distributions in cash or reinvest them in Common Shares. For example, if the Fund designates a particular distribution as a long-term capital gains distribution, it will be taxable to a shareholder at his or her long-term capital gains rate. Dividends from the Fund are generally not eligible for the reduced rate of tax that may apply to certain qualifying dividends on corporate stock.


Dividends declared by the Fund in October, November or December and paid during the following January may be treated as having been received by shareholders in the year the distributions were declared.

Each shareholder will receive an annual statement summarizing the shareholder's dividend and capital gains distributions.

If a shareholder invests through a tax-deferred account, such as a retirement plan, the shareholder generally will not have to pay tax on dividends until they are distributed from the account. These accounts are subject to complex tax rules, and shareholders should consult a tax adviser about investment through a tax-deferred account.


There may be tax consequences to a shareholder if the shareholder sells Common Shares. A shareholder will generally have a capital gain or loss, which will be long-term or short-term, generally depending on how long the shareholder holds those Common Shares. If a shareholder exchanges shares, the shareholder may be treated as if he or she sold them. Shareholders are responsible for any tax liabilities generated by their own transactions.


If, pursuant to an offer by the Fund to repurchase its Common Shares, a shareholder tenders all Common Shares of the Fund that he or she owns or is considered to own, the shareholder may realize a taxable gain or loss. This gain or loss will be treated as capital gain or loss if the Fund's Common Shares are held as capital assets and will be long-term or short-term depending upon the shareholder's holding period for the Common Shares. If, pursuant to an offer by the Fund to repurchase its Common Shares, a shareholder tenders fewer than all of the Common Shares of the Fund that he or she owns or is considered to own, the redemption may not qualify as an exchange, and the proceeds received may be treated as a dividend, return of capital or capital gain, depending on the Fund's earning and profits and the shareholder's basis in the tendered Common Shares. If that occurs, there is a risk that non-tendering shareholders may be considered to have received a deemed distribution as a result of the Fund's purchase of tendered Common Shares, and all or a portion of that deemed distribution may be taxable as a dividend.


As with all investment companies, the Fund may be required to withhold U.S. federal income tax at the rate of 28% of all taxable distributions payable to a shareholder if the shareholder fail to provide the Fund with his or her correct taxpayer identification number or to make required certifications, or if the shareholder has been notified by the IRS that he or she is subject to backup withholding. Backup withholding is not an additional tax; rather, it is a way in which the IRS ensures it will collect taxes otherwise due. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability.


Tax Matters

                                                                MORE INFORMATION

LEGAL MATTERS

The validity of the Common Shares offered hereby will be passed on for the Fund by Dechert LLP, 1775 I Street, NW, Washington, DC and 30 Rockefeller Plaza
New York, NY 10112, counsel to the Fund.

AUDITORS

KPMG LLP serves as independent auditors for the Fund. The auditors' address is 355 South Grand Avenue, Los Angeles, California 90071.

REGISTRATION STATEMENT

The Fund has filed with the SEC, Washington, DC, a Registration Statement under the Securities Act, relating to the Common Shares offered hereby. For further information with respect to the Fund and its Common Shares, reference is made to such Registration Statement and the exhibits filed with it.

SHAREHOLDER REPORTS

The Fund issues reports that include financial information to its shareholders at least semi-annually.


PRIVACY POLICY

The Fund has adopted a policy concerning investor privacy. To review the privacy policy, contact a Shareholder Services Representative at (800) 992-0180 and select Option 1, obtain a policy over the internet at www.ingfunds.com or see the privacy policy that accompanies this Prospectus.


               [GRAPHIC]  If you have any questions, please call 1-800-992-0180.

                                                                More Information

STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS


                                                                                   PAGE
                                                                                   ----
       Change of Name                                                                2
       Investment Objective                                                          2
       Investment Restrictions                                                       2
       Repurchase Offer Fundamental Policy                                           3
       Additional Information About Investments and Investment Techniques            4
       Trustees and Officers                                                        11
       Compensation Table                                                           18
       Code of Ethics                                                               23
       Investment Management and Other Service Providers                            24
       Portfolio Transactions                                                       29
       Liquidity Requirements                                                       30
       Net Asset Value                                                              30
       Federal Taxation                                                             32
       Advertising and Performance Data                                             36
       General Information                                                          37
       Financial Statements                                                         38


Statement of Additional Information

                             ING SENIOR INCOME FUND
                          7337 E. DOUBLETREE RANCH ROAD
                            SCOTTSDALE, ARIZONA 85258
                                 (800) 992-0180


                            TRUST ADVISORS AND AGENTS

                 INVESTMENT MANAGER

                 ING Investments, LLC
                 7337 E. Doubletree Ranch Road
                 Scottsdale, AZ 85258

                 ADMINISTRATOR

                 ING Funds Services, LLC
                 7337 E. Doubletree Ranch Road
                 Scottsdale, AZ 85258

                 CUSTODIAN

                 State Street Bank and Trust Company
                 801 Pennsylvania Avenue
                 Kansas City, MO 64105

                 INDEPENDENT AUDITORS

                 KPMG LLP
                 355 South Grand Avenue
                 Los Angeles, CA 90071

                 DISTRIBUTOR

                 ING Funds Distributor, LLC

                 7337 E. Doubletree Ranch Road
                 Scottsdale, AZ 85258

                 TRANSFER AGENT

                 DST Systems, Inc.
                 816 Wyandotte
                 Kansas City, MO 64105

                 LEGAL COUNSEL

                 Dechert LLP
                 1775 I Street, NW
                 Washington, DC 20006

                 INSTITUTIONAL INVESTORS AND ANALYSTS

                 Call ING Senior Income Fund
                 1-800-336-3436

THE FUND HAS NOT AUTHORIZED ANY PERSON TO PROVIDE YOU WITH ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS PROSPECTUS OR OTHER INFORMATION TO WHICH WE HAVE REFERRED YOU. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON SHARES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE COMMON SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS DOES NOT IMPLY THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS. HOWEVER, IF ANY MATERIAL CHANGE OCCURS WHILE THIS PROSPECTUS IS REQUIRED BY LAW TO BE DELIVERED, THIS PROSPECTUS WILL BE AMENDED OR SUPPLEMENTED.

WHEN CONTACTING THE SEC, YOU WILL WANT TO REFER TO THE FUND'S SEC FILE NUMBER. THE FILE NUMBER IS AS FOLLOWS:
1940 Act File No. 811-10223

[ING FUNDS LOGO]

                             ING SENIOR INCOME FUND

                         7337 East Doubletree Ranch Road
                            Scottsdale, Arizona 85258

                       STATEMENT OF ADDITIONAL INFORMATION

                                  JULY 1, 2003


         ING Senior Income Fund (the "Fund") is a closed-end, diversified management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund's investment objective is to provide investors with a high level of monthly income. There is no assurance that the Fund will achieve its investment objective. The Fund seeks to achieve this objective by investing under normal circumstances at least 80% of its net assets, including the amount of any borrowings for investment purposes, in higher yielding, U.S. dollar denominated, floating rate secured senior loans made only to borrowers that are corporations or other business entities organized under U.S. law or located in the U.S. ("Senior Loans"). These Senior Loans are typically below investment grade credit quality. The Fund will continuously offer its shares to the public and conduct monthly repurchase offers for its shares. The Fund is managed by ING Investments, LLC ("ING Investments" or the "Investment Manager").

         This Statement of Additional Information ("SAI") relating to this offering does not constitute a prospectus, but should be read in conjunction with the Prospectus relating thereto dated July 1, 2003. This SAI does not include all information that a prospective investor should consider before purchasing shares in this offering, and investors should obtain and read the prospectus prior to purchasing such shares. A copy of the Prospectus may be obtained without charge by calling the Investment Manager at (800) 992-0180.


                                TABLE OF CONTENTS


                                                                     PAGE
                                                                     ----
CHANGE OF NAME                                                          2
INVESTMENT OBJECTIVE                                                    2
INVESTMENT RESTRICTIONS                                                 2
REPURCHASE OFFER FUNDAMENTAL POLICY                                     3
ADDITIONAL INFORMATION ABOUT INVESTMENTS AND INVESTMENT TECHNIQUES      4
TRUSTEES AND OFFICERS                                                  11
COMPENSATION TABLE                                                     18
CODE OF ETHICS                                                         23
INVESTMENT MANAGEMENT AND OTHER SERVICE PROVIDERS                      24
PORTFOLIO TRANSACTIONS                                                 29
LIQUIDITY REQUIREMENTS                                                 30
NET ASSET VALUE                                                        30
FEDERAL TAXATION                                                       32
ADVERTISING AND PERFORMANCE DATA                                       36
GENERAL INFORMATION                                                    37
FINANCIAL STATEMENTS                                                   38



         The Prospectus and SAI omit certain information contained in the registration statement filed with the Securities and Exchange Commission ("Commission" or "SEC"), Washington, DC. The registration statement may be obtained from the Commission upon payment of the fee prescribed, or inspected at the Commission's office for no charge. The registration statement is also available on the Commission's website (www.sec.gov).

                                 CHANGE OF NAME

         Effective March 1, 2002, the Fund changed its name from "Pilgrim Senior Income Fund" to "ING Senior Income Fund."

                              INVESTMENT OBJECTIVE


         The Fund's investment objective is to provide investors with a high level of monthly income. The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its net assets, including the amount of any borrowings for investment purposes, in higher yielding, U.S. dollar denominated, floating rate secured senior loans made only to borrowers that are corporations or other business entities organized under U.S. law or located in the U.S. ("Senior Loans"). These Senior Loans are typically below investment grade credit quality. The Fund may also invest up to 20% of its total assets in other investments, including unsecured loans, subordinated loans, corporate debt securities, loans to foreign borrowers, equity securities incidental to its investment in loans and in other investment companies such as money market funds. Under normal circumstances, the Fund may also invest up to 10% of its total assets in cash and/or short-term instruments. During periods when, in the opinion of the Fund's Investment Manager, a temporary defensive posture in the market is appropriate, the Fund may hold up to 100% of its assets in cash and/or short-term instruments.


                             INVESTMENT RESTRICTIONS


         The Fund operates under a number of investment policies and restrictions. Certain investment restrictions of the Fund are designated as fundamental policies and as such may not be changed without the approval of a majority of the Fund's outstanding voting securities, including a majority of any holders of preferred shares voting separately as a class. In accordance with the 1940 Act, a majority of the Fund's outstanding securities means the lesser of (i) 67% or more of the Fund's shares present at a meeting, if the holders of more than 50% of the Fund's shares are present or represented by proxy, or (ii) more than 50% of the Fund's shares. The following investment restrictions have been designated as fundamental policies. The Fund will not:


1. Issue senior securities, except insofar as the Fund may be deemed to have issued a senior security by reason of (i) entering into certain interest rate hedging transactions, (ii) entering into reverse repurchase agreements, or (iii) borrowing money or issuing preferred shares in amounts not exceeding the asset coverage tests established by
         Section 18(f) of the 1940 Act or as otherwise permitted by law.

2.       Invest more than 25% of its total assets in any industry.

3. Make investments in any one issuer other than U.S. government securities if, immediately after such purchase or acquisition, more than 5% of the value of the Fund's total assets would be invested in such issuer, or the Fund would own more than 25% of any outstanding issue, except that up to 25% of the Fund's total assets may be invested without regard to the foregoing restrictions. For the purpose of the foregoing restriction, the Fund will consider the borrower on a loan, including a loan participation, to be the issuer of such loan. In addition, with respect to a loan under which the Fund does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest, the Fund will also separately meet the foregoing requirements and consider each interpositioned bank (a lender from which the Fund acquires a loan) to be an issuer of the loan.

4. Act as an underwriter of securities, except to the extent that it may be deemed to act as an underwriter in certain cases when disposing of its portfolio investments or acting as an agent or one of a group of co-agents in originating loans.

5. Purchase or sell equity securities, real estate, real estate mortgage loans, commodities, commodity futures contracts, or oil or gas exploration or development programs; or sell short, purchase or sell straddles, spreads, or combinations thereof, or write put or call options (except that the Fund may, incidental to the purchase or ownership of an interest in a loan, or as part of a borrower reorganization, acquire, sell and exercise warrants and/or acquire or sell other equity securities as well as other assets, such as real estate and real estate mortgage loans.)

6.       Make loans of money or property to any person, except that the Fund may
         (i) make loans to corporations or other business entities, or enter into leases or other arrangements that have the characteristics of a loan consistent with its investment objective and policies; (ii) lend portfolio instruments; and (iii) acquire securities subject to repurchase agreements.


7. Make investments on margin, hypothecate, mortgage or pledge any of its assets except for the purpose of providing security for borrowings as described above in paragraph 1 and then only in an amount up to 33 1/3% of Fund's total assets.


         If a percentage restriction set forth in paragraphs 2, 3 or 7 above is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in value of the Fund's investments or amount of total assets will not be considered a violation of any of the foregoing restrictions.

         There is no limitation on the percentage of the Fund's total assets that may be invested in instruments which are not readily marketable or subject to restrictions on resale, and to the extent the Fund invests in such instruments, the Fund's portfolio should be considered illiquid. The extent to which the Fund invests in such instruments may affect its ability to realize the net asset value ("NAV") of the Fund.


         The Fund has also adopted a non-fundamental policy as required by Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes in higher yielding, U.S. dollar denominated, floating rate secured Senior Loans made only to borrowers that are corporations or other business entities organized under U.S. law or located in the U.S. The Fund has also adopted a policy to provide its shareholders with at least 60 days' prior notice of any change in such investment policy. If, subsequent to an investment, the 80% requirement is no longer met, the Fund's future investments will be made in a manner that will bring the Fund into compliance with this policy.


                       REPURCHASE OFFER FUNDAMENTAL POLICY

         The Board of Trustees has adopted a Repurchase Offer Fundamental Policy resolution setting forth the Fund's fundamental policy that it will conduct monthly Repurchase Offers. This Fundamental policy may be changed only with the approval of a majority of the Fund's outstanding voting securities, including a majority of any holders of preferred shares voting separately as a class. The Fund is required to offer to repurchase between 5% and 25% of its outstanding Common Shares with each repurchase offer, and under normal market conditions the Board of Trustees expects to authorize a 5% offer. The Fund may not repurchase more than 25% of its outstanding Common Shares during any calendar quarter.

         The time and dates by which repurchase offers must be accepted (the "Repurchase Request Deadline") are 4:00 p.m. Eastern TIME on the 10th business day of each month. The repurchase price will be the Fund's NAV determined on the repurchase pricing date, which will be a date not more than 14 calendar days following the Repurchase Request Deadline (or the next business day if the 14th calendar day is not a business day). Payment for all Common Shares repurchased pursuant to these offers will be made not later than 5 business days or 7 calendar days (whichever period is shorter) after the repurchase pricing date. Under normal circumstances, it is expected that the repurchase pricing date will be the Repurchase Request Deadline, and that the repurchase price will be the Fund's NAV determined after close of business on the Repurchase Request Deadline. Payment for Common Shares tendered will normally be made on the first business day following the repurchase pricing date and, in every case, at least five business days before sending notification of the next monthly repurchase offer. If the tendered shares have been purchased immediately prior to the tender, the Fund will not release repurchase proceeds until payment for the tendered shares has settled.


         The Repurchase Offer Fundamental Policy may be changed only with approval of a majority of the Fund's outstanding voting securities, including a majority of any holders of preferred shares voting separately as a class.

                          ADDITIONAL INFORMATION ABOUT
                      INVESTMENTS AND INVESTMENT TECHNIQUES

         Some of the different types of securities, in which the Fund may invest, subject to its investment objective, policies and restrictions, are described in the Prospectus under "Investment Objective and Policies." Additional information concerning certain of the Fund's investments and investment techniques is set forth below.

EQUITY SECURITIES


         In connection with its purchase or holding of interests in loans, the Fund may acquire (and subsequently sell) equity securities or exercise warrants that it receives. The Fund will acquire such interests only as an incident to the intended purchase or ownership of loans or in connection with a reorganization of a borrower or its debt. The Fund normally will not hold more than 20% of its total assets in equity securities. Equity securities will not be treated as Senior Loans; therefore, an investment in such securities will not count toward the 80% of the Fund's net assets, plus the amount of any borrowings for investment purposes, that normally will be invested in Senior Loans. Equity securities are subject to financial and market risks and can be expected to fluctuate in value.


INTEREST RATES AND PORTFOLIO MATURITY

         Interest rates on loans in which the Fund invests adjust periodically. The interest rates are adjusted based on a base rate plus a premium or spread over the base rate. The base rate usually is the London Inter-Bank Offered Rate ("LIBOR"), the Federal Reserve federal funds rate, the Prime Rate or other base lending rates used by commercial lenders. LIBOR usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar denominated deposits. The Investment Manager believes that changes in short-term LIBOR rates are closely related to changes in the Federal Reserve federal funds rate, although the two are not technically linked. The Prime Rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to its most creditworthy borrowers, although it may not be the bank's lowest available rate.

         Loans in which the Fund invests typically have interest rates, which reset at least quarterly and may reset as frequently as daily. The maximum duration of an interest rate reset on any loan in which the Fund may invest is one year. Although the Fund has no restrictions on investment maturity, normally at least 80% of its portfolio will be invested in assets with remaining maturities of ten years or less. The Fund's portfolio of loans will ordinarily have a dollar-weighted average time until the next interest rate adjustment of 90 days or less, although the time may exceed 90 days. The Fund may find it possible and appropriate to use interest rate swaps and in other investment practices to shorten the effective interest rate adjustment period of loans. If the Fund does so, it will consider the shortened period to be the adjustment period of the loan. As short-term interest rates rise, interest payable to the Fund should increase. As short-term interest rates decline, interest payable to the Fund should decrease. The amount of time that will pass before the Fund experiences the effects of changing short-term interest rates will depend on the dollar-weighted average time until the next interest rate adjustment on the Fund's portfolio of loans.


         Loans usually have mandatory and optional prepayment provisions. Because of prepayments, the actual remaining maturity of a loan may be considerably less than its stated maturity. If a loan is prepaid, the Fund will have to reinvest the proceeds in other loans or securities, which may have a lower fixed spread over its base rate. In such a case, the amount of interest paid to the Fund would likely decrease.

         In the event of a change in the benchmark interest rate on a loan, the rate payable to lenders under the loan will, in turn, change at the next scheduled reset date. If the benchmark rate goes up, the Fund as lender would earn interest at a higher rate, but only on and after the reset date. If the benchmark rate goes down, the Fund as lender would earn interest at a lower rate, but only on and after the reset date.

         During normal market conditions, changes in market interest rates will affect the Fund in certain ways. The principal effect will be that the yield on the Fund's Common Shares will tend to rise or fall as market interest rates rise and fall. This is because almost all of the assets in which the Fund invests pay interest at rates, which float in response to changes in market rates. However, because the interest rates on the Fund's assets reset over time, there will be an imperfect correlation between changes in market rates and changes to rates on the portfolio as a whole. This means that changes to the rate of interest paid on the portfolio, as a whole will tend to lag behind changes in market rates.

         Market interest rate changes may also cause the Fund's NAV to experience moderate volatility. This is because the value of a loan asset in the Fund is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. If market interest rates change, a loan's value could be affected to the extent the interest rate paid on that loan does not reset at the same time. As discussed above, the rates of interest paid on the loans in which the Fund invests have a weighted average reset period that typically is less than 90 days. Therefore, the impact of the lag between a change in market interest rates and the change in the overall rate on the portfolio is expected to be minimal.

         Finally, to the extent that changes in market rates of interest are reflected not in a change to a base rate such as LIBOR but in a change in the spread over the base rate which is payable on loans of the type and quality in which the Fund invests, the Fund's NAV could be adversely affected. Again, this is because the value of a loan asset in the Fund is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. However, unlike changes in market rates of interest for which there is only a temporary lag before the portfolio reflects those changes, changes in a loan's value based on changes in the market spread on loans in the Fund's portfolio may be of longer duration.

CHANGES TO NAV

         The NAV of the Fund is expected to change in response to a variety of factors, primarily in response to changes in the creditworthiness of the borrowers on the loans in which the Fund invests. See "Credit Risk on Senior Loans" in the Fund's Prospectus. Changes in market interest rates may also have a moderate impact on the Fund's NAV. See "Interest Rate Risk" in the Fund's Prospectus. Another factor which can affect the Fund's NAV is changes in the pricing obtained for the Fund's assets.


OTHER INVESTMENTS


         Assets not invested in Senior Loans will generally consist of unsecured loans, subordinated loans, corporate debt securities, loans to foreign borrowers, cash or short-term debt instruments with remaining maturities of 120 days or less (which may have yields tied to the Prime Rate, commercial paper rates, the federal funds rate or LIBOR), equity securities and warrants acquired in connection with investment in or restructuring of a loan and other instruments as described under "Additional Information About Investments and Investment Techniques" and in other investment companies such as money market funds. Short-term debt instruments may include (i) commercial paper rated A-1 by Standard & Poor's Ratings Services or P-1 by Moody's Investors Service, Inc., or of comparable quality as determined by the Investment Manager, (ii) certificates of deposit, bankers' acceptances, and other bank deposits and obligations, and
(iii) securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Under normal circumstances, the Fund may invest up to 10% of its total assets in cash and/or short-term instruments. During periods when, in the judgment of the Investment Manager, a temporary defensive posture in the market is appropriate, the Fund may hold up to 100% of its assets in cash.


REPURCHASE AGREEMENTS

         The Fund has the ability, pursuant to its investment objective and policies, to enter into repurchase agreements. Such agreements may be considered to be loans by the Fund for purposes of the 1940 Act. Each repurchase agreement must be collateralized fully, in accordance with the provisions of Rule 5b-3 under the 1940 Act, at all times. Pursuant to such repurchase agreements, the Fund acquires securities from financial institutions such as brokers, dealers and banks, subject to the seller's agreement to repurchase and the Fund's agreement to resell such securities at a mutually agreed upon date and price. The term of such an agreement is generally quite short, possibly overnight or for a few days, although it may extend over a number of months (up to one year) from the date of delivery. The repurchase price generally equals the price paid by the Fund plus interest negotiated on the basis of current short-term rates (which may be more or less than the rate on the underlying portfolio security). The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Investment Manager will monitor the value of the collateral. Securities subject to repurchase agreements will be held by the Custodian or in the Federal Reserve/Treasury Book-Entry System or an equivalent foreign system. If the seller defaults on its repurchase obligation, the Fund will suffer a loss to the extent that the proceeds from a sale of the underlying securities is less than the repurchase price under the agreement. Bankruptcy or insolvency of such a defaulting seller may cause the Fund's rights with respect to such securities to be delayed or limited. To mitigate this risk, the Fund may only enter into repurchase agreements that qualify for an exclusion from any automatic stay of creditors' rights against the counterparty under applicable insolvency law in the event of the counterparty's insolvency.

REVERSE REPURCHASE AGREEMENTS

         The Fund has the ability, pursuant to its investment objective and policies, to enter into reverse repurchase agreements. A reverse repurchase agreement is an instrument under which the Fund may sell an underlying debt instrument and simultaneously obtain the commitment of the purchaser to sell the security back to the Fund at an agreed upon price on an agreed upon date. Reverse repurchase agreements will be considered borrowings by the Fund, and as such are subject to the restrictions on borrowing. Borrowings by the Fund create an opportunity for greater total return, but at the same time, increase exposure to capital risk. The Fund will maintain in a segregated account with its custodian cash or liquid high grade portfolio securities in an amount sufficient to cover its obligations with respect to the reverse repurchase agreements. The Fund will receive payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. Regulations of the Commission require either that securities sold by the Fund under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Fund's books and records pending repurchase. Reverse repurchase agreements may involve certain risks in the event of default or insolvency of the other party, including possible loss from delays or restrictions upon the Fund's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them.

LENDING LOANS AND OTHER PORTFOLIO INSTRUMENTS


         To generate additional income, the Fund may lend its portfolio securities including an interest in a loan, in an amount equal to up to 331/3% of total Fund assets to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities. No lending may be made with any companies affiliated with the Investment Manager. During the time portfolio securities are on loan, the borrower pays the Fund any dividends or interest paid on such securities, and the Fund may invest the cash collateral and earn additional income, or it may receive an agreed-upon amount of interest income from the borrower who has delivered equivalent collateral or a letter of credit. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower fail financially.


         The Fund may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the Commission. The lending of financial instruments is a common practice in the securities industry. The loans are required to be secured continuously by collateral, consistent with the requirements of the 1940 Act discussed below, maintained on a current basis at an amount at least equal to the market value of the portfolio instruments loaned. The Fund has the right to call a loan and obtain the portfolio instruments loaned at any time on such notice as specified in the transaction documents. For the duration of the loan, the Fund will continue to receive the equivalent of the interest paid by the issuer on the portfolio instruments loaned and may also receive compensation for the loan of the financial instrument. Any gain or loss in the market price of the instruments loaned that may occur during the term of the loan will be for the account of the Fund.

         The Fund may lend its portfolio instruments so long as the terms and the structure of such loans are not inconsistent with the requirements of the 1940 Act, which currently require that (a) the borrower pledge and maintain with the Fund collateral consisting of cash, a letter of credit issued by a domestic U.S. bank, or securities issued or guaranteed by the U.S. government having a value at all times not less than 100% of the value of the instruments loaned,
(b) the borrowers add to such collateral whenever the price of the instruments loaned rises (I.E., the value of the loan is "marked to market" on a daily basis), (c) the loan be made subject to termination by the Fund at any time, and
(d) the Fund receives reasonable interest on the loan (which may include the Fund's investing any cash collateral in interest bearing short-term investments), any distributions on the loaned instruments and increase in their market value. The

Fund may lend its portfolio instruments to member banks of the Federal Reserve System, members of the New York Stock Exchange ("NYSE") or other entities determined by the Investment Manager to be creditworthy. All relevant facts and circumstances, including the creditworthiness of the qualified institution, will be monitored by the Investment Manager, and will be considered in making decisions with respect to the lending of portfolio instruments.

         The Fund may pay reasonable negotiated fees in connection with loaned instruments. In addition, voting rights may pass with loaned securities, but if a material event were to occur affecting such a loan, the Fund will retain the right to call the loan and vote the securities. If a default occurs by the other party to such transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws which could materially and adversely affect the Fund's rights as a creditor. However, the loans will be made only to firms deemed by the Investment Manager to be of good financial standing and when, in the judgment of the Investment Manager, the consideration which can be earned currently from loans of this type justifies the attendant risk.

ORIGINATING LOANS


         The Fund has the ability to act as an agent in originating and administering a loan on behalf of all lenders or as one of a group of co-agents in originating loans. The agent for a loan is required to administer and manage the loan and to service or monitor the collateral. The agent is also responsible for the collection of principal and interest and fee payments from the borrower and the apportionment of these payments to the credit of all lenders which are parties to the loan agreement. The agent is charged with the responsibility of monitoring compliance by the borrower with the restrictive covenants in the loan agreement and of notifying the lenders of any adverse change in the borrower's financial condition. In addition, the agent generally is responsible for determining that the lenders have obtained a perfected security interest in the collateral securing the loan.


         Lenders generally rely on the agent to collect their portion of the payments on a loan and to use the appropriate creditor remedies against the borrower. Typically under loan agreements, the agent is given broad discretion in enforcing the loan agreement and is obligated to use the same care it would use in the management of its own property. The borrower compensates the agent for these services. Such compensation may include special fees paid on structuring and funding the loan and other fees on a continuing basis. The precise duties and rights of an agent are defined in the loan agreement.


         When the Fund is an agent, it has, as a party to the loan agreement, a direct contractual relationship with the borrower and, prior to allocating portions of the loan to the lenders, if any, assumes all risks associated with the loan. The agent may enforce compliance by the borrower with the terms of the loan agreement. Agents also have voting and consent rights under the applicable loan agreement. Action subject to agent vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the loan, which percentage varies depending on the relative loan agreement. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a loan, or relating collateral therefor, frequently require the unanimous vote or consent of all lenders affected. When the Fund participates as an original lender, it typically acquires the loan at par.


         Pursuant to the terms of a loan agreement, the agent typically has sole responsibility for servicing and administering a loan on behalf of the other lenders. Each lender in a loan is generally responsible for performing its own credit analysis and its own investigation of the financial condition of the borrower. Generally, loan agreements will hold the agent liable for any action taken or omitted that amounts to gross negligence or willful misconduct. In the event of a borrower's default on a loan, the loan agreements provide that the lenders do not have recourse against the Fund for its activities as agent. Instead, lenders will be required to look to the borrower for recourse.

         Acting in the capacity of an agent in a loan may subject the Fund to certain risks in addition to those associated with the Fund's current role as lender. An agent is charged with the above-described duties and responsibilities to lenders and borrowers subject to the terms of the loan agreement. Failure to adequately discharge such responsibilities in accordance with the standard of care set forth in the loan agreement may expose the Fund to liability for breach of contract. If a relationship of trust is found between the agent and the lenders, the agent will be held to a higher standard of conduct in administering the loan. In consideration of such risks, the Fund will invest no more than 10% of its total assets in loans in which it acts as agent or co-agent and the size of any individual loan will not exceed 5% of the Fund's total assets.

ADDITIONAL INFORMATION ON LOANS

         Loans in which the Fund invests are typically made to business borrowers to finance leveraged buyouts, recapitalizations, mergers, stock repurchases and to finance internal growth. Such loans usually include restrictive covenants which must be maintained by the borrower. Such covenants, in addition to the timely payment of interest and principal, may include mandatory prepayment provisions arising from free cash flow and restrictions on dividend payments, and usually state that a borrower must maintain specific minimum financial ratios as well as establishing limits on total debt. A breach of covenant, which is not waived by the agent, is normally an event of acceleration, I.E., the agent has the right to call the loan. In addition, loan covenants may include mandatory prepayment provisions stemming from free cash flow. Free cash flow is cash that is in excess of capital expenditures plus debt service requirements of principal and interest. The free cash flow shall be applied to prepay the loan in an order of maturity described in the loan documents. Under certain interests in loans, the Fund may have an obligation to make additional loans upon demand by the borrower. The Fund intends to reserve against such contingent obligations by segregating sufficient assets in high quality short-term liquid investments or borrowing to cover such obligations.

         In a typical interest in a loan, the agent administers the loan and has the right to monitor the collateral. The agent is also required to segregate the principal and interest payments received from the borrower and to hold these payments for the benefit of the lenders. The Fund normally looks to the agent to collect and distribute principal of and interest on a loan. Furthermore, the Fund looks to the agent to use normal credit remedies, such as to foreclose on collateral, monitor loan covenants, and notify the lenders of any adverse changes in the borrower's financial condition or declarations of insolvency. At times the Fund may also negotiate with the agent regarding the agent's exercise of credit remedies under a loan. The agent is compensated for these services by the borrower as set forth in the loan agreement. Such compensation may take the form of a fee or other amount paid upon the making of the loan and/or an ongoing fee or other amount.

         The loan agreements in connection with loans set forth the standard of care to be exercised by the agents on behalf of the lenders and usually provide for the termination of the agent's agency status in the event that it fails to act properly, becomes insolvent, enters FDIC receivership, or if not FDIC insured, enters into bankruptcy or if the agent resigns. In the event an agent is unable to perform its obligations as agent, another lender would generally serve in that capacity.

         The Fund believes that the principal credit risk associated with acquiring loans from another lender is the credit risk associated with the borrower of the underlying loan. The Fund may incur additional credit risk, however, when the Fund acquires a participation in a loan from another lender because the Fund must assume the risk of insolvency or bankruptcy of the other lender from which the loan was acquired. However, in acquiring loans, the Fund conducts an analysis and evaluation of the financial condition of each such lender. In this regard, if the lenders have a long-term debt rating, the long-term debt of all such participants is rated "BBB" or better by Standard & Poor's ("S&P") or "Baa" or better by Moody's Investors Service, Inc. ("Moody's"), or has received a comparable rating by another nationally recognized rating service. In the absence of rated long-term debt, the lenders or, with respect to a bank, the holding company of such lenders have commercial paper outstanding which is rated at least "A-1" by S&P or "P-1" by Moody's. In the absence of such rated long-term debt or rated commercial paper, the Fund may acquire participations in loans from lenders whose long-term debt and commercial paper is of comparable quality to the foregoing rating standards as determined by the Investment Manager under the supervision of the Trustees. The Fund also diversifies its portfolio with respect to lenders from which the Fund acquires loans. See "Investment Restrictions."

         Loans, unlike certain bonds, usually do not have call protection. This means that investments comprising the Fund's portfolio, while having a stated one to ten-year term, may be prepaid, often without penalty. The Fund generally holds loans to maturity unless it has become necessary to sell them to satisfy any shareholder tender offers or to adjust the Fund's portfolio in accordance with the Investment Manager's view of current or expected economic or specific industry or borrower conditions.

         Loans frequently require full or partial prepayment of a loan when there are asset sales or a securities issuance. Prepayments on loans may also be made by the borrower at its election. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a loan to be shorter than its stated maturity. Prepayment may be deferred by the Fund. This should, however, allow the Fund to reinvest in a new loan and recognize as income any unamortized loan fees. In many cases this will result in a new facility fee payable to the Fund.

         Because interest rates paid on these loans fluctuate periodically with the market, it is expected that the prepayment and a subsequent purchase of a new loan by the Fund will not have a material adverse impact on the yield of the portfolio. See "Portfolio Transactions."

         Under a loan, the borrower generally must pledge as collateral assets which may include one or more of the following: cash, accounts receivable, inventory, property, plant and equipment, both common and preferred stock in its subsidiaries, trademarks, copyrights, patent rights and franchise value. The Fund may also receive guarantees as a form of collateral. In some instances, a loan may be secured only by stock in a borrower or its affiliates. There is no assurance, however, that the borrower would provide additional collateral or that the liquidation of the existing collateral would satisfy the borrower's obligation in the event of nonpayment of scheduled interest or principal, or that such collateral could be readily liquidated.

         The Fund may be required to pay and receive various fees and commissions in the process of purchasing, selling and holding loans. The fee component may include any, or a combination of, the following elements: arrangement fees, non-use fees, facility fees, letter of credit fees and ticking fees. Arrangement fees are paid at the commencement of a loan as compensation for the initiation of the transaction. A non-use fee is paid based upon the amount committed but not used under the loan. Facility fees are on-going annual fees paid in connection with a loan. Letter of credit fees are paid if a loan involves a letter of credit. Ticking fees are paid from the initial commitment indication until loan closing if for an extended period. The amount of fees is negotiated at the time of closing.

                              TRUSTEES AND OFFICERS

BOARD OF TRUSTEES. The Fund is governed by its Board of Trustees. A trustee who is not an interested person of the Fund, as defined in the 1940 Act, is an independent trustee ("Independent Trustee"). The Trustees of the Fund are listed below.


                                                                                 NUMBER OF
                                                                                 PORTFOLIOS IN
                       POSITION(S) TERM OF OFFICE                                FUND COMPLEX
                       HELD WITH   AND LENGTH OF    PRINCIPAL OCCUPATION(S)      OVERSEEN BY
NAME, ADDRESS AND AGE  FUND        TIME SERVED(1)   DURING THE PAST 5 YEARS      TRUSTEE         OTHER DIRECTORSHIPS HELD BY TRUSTEE
------------------------------------------------------------------------------------------------------------------------------------
INDEPENDENT TRUSTEES

PAUL S. DOHERTY        Trustee   January 2001 -   Mr. Doherty is President and      106        Trustee, GCG Trust
7337 E. Doubletree               Present          Partner, Doherty, Wallace,                   (February 2002 - Present).
Ranch Rd.                                         Pillsbury and Murphy, P.C.,
Scottsdale, Arizona                               Attorneys (1996 -Present);
85258                                             Director, Tambrands, Inc. (1993
Date of Birth:                                    - 1998); and Trustee of each of
04/28/1934                                        the funds managed by Northstar
                                                  Investment Management
                                                  Corporation (1993 - 1999).

J. MICHAEL EARLEY      Trustee   February 2002 -  President and Chief Executive     106        Trustee, GCG Trust (1997
7337 E. Doubletree               Present          Officer, Bankers Trust Company,              - Present).
Ranch Rd.                                         N.A. (1992 - Present).
Scottsdale, Arizona
85258
Date of Birth:
05/02/1945

R. BARBARA GITENSTEIN  Trustee   February 2002 -  President, College of New Jersey  106        Trustee, GCG Trust (1997
7337 E. Doubletree               Present          (1999 - Present).  Formerly,                 - Present).
Ranch Rd.                                         Executive Vice President and
Scottsdale, Arizona                               Provost, Drake University (1992
85258                                             - 1998).
Date of Birth:
02/18/1948

WALTER H. MAY          Trustee   January 2001 -   Retired.  Formerly, Managing      106        Trustee, GCG Trust
7337 E. Doubletree               Present          Director and Director of                     (February 2002 - Present)
Ranch Rd.                                         Marketing, Piper Jaffray, Inc.;              and Best Prep Charity
Scottsdale, Arizona                               Trustee of each of the funds                 (1991 - Present).
85258                                             managed by Northstar Investment
Date of Birth:                                    Management Corporation (1996 -
12/21/1936                                        1999).

----------
(1)  Trustees serve until their successors are duly elected and qualified.

                                                                                 NUMBER OF
                                                                                 PORTFOLIOS IN
                       POSITION(S) TERM OF OFFICE                                FUND COMPLEX
                       HELD WITH   AND LENGTH OF    PRINCIPAL OCCUPATION(S)      OVERSEEN BY
NAME, ADDRESS AND AGE  FUND        TIME SERVED(1)   DURING THE PAST 5 YEARS      TRUSTEE         OTHER DIRECTORSHIPS HELD BY TRUSTEE
------------------------------------------------------------------------------------------------------------------------------------
JOCK PATTON            Trustee   January 2001 -   Private Investor (June 1997 -     106        Trustee, GCG Trust
7337 E. Doubletree               Present          Present).  Formerly, Director                (February 2002 -
Ranch Rd.                                         and Chief Executive Officer,                 Present); Director,
Scottsdale, Arizona                               Rainbow Multimedia Group, Inc.               Hypercom, Inc. (January
85258                                             (January 1999 - December 2001);              1999 - Present); JDA
Date of Birth:                                    Director of Stuart                           Software Group, Inc.
12/11/1945                                        Entertainment, Inc.; Director of             (January 1999 - Present);
                                                  Artisoft, Inc. (1994 - 1998).                Buick of Scottsdale,
                                                                                               Inc.; National Airlines,
                                                                                               Inc.; BG Associates,
                                                                                               Inc.; BK Entertainment,
                                                                                               Inc.; and Arizona
                                                                                               Rotorcraft, Inc.

DAVID W.C. PUTNAM      Trustee   January 2001 -   President and Director, F.L.      106        Trustee, GCG Trust
7337 E. Doubletree               Present          Putnam Securities Company, Inc.              (February 2002 -
Ranch Rd.                                         and its affiliates; President,               Present), Anchor
Scottsdale, Arizona                               Secretary and Trustee, The                   International Bond Trust
85258                                             Principled Equity Market Fund.               (December 2000 -
Date of Birth:                                    Formerly, Trustee, Trust Realty              Present); F.L. Putnam
10/08/1939                                        Corp.; Anchor Investment Trust;              Foundation (December 2000
                                                  Bow Ridge Mining Company and                 - Present); Progressive
                                                  each of the funds managed by                 Capital Accumulation
                                                  Northstar Investment Management              Trust (August 1998 -
                                                  Corporation (1994 - 1999).                   Present); Principled
                                                                                               Equity Market Fund (November
                                                                                               1996 - Present), Mercy
                                                                                               Endowment Foundation (1995 -
                                                                                               Present); Director, F.L.
                                                                                               Putnam Investment Management
                                                                                               Company (December 2001 -
                                                                                               Present); Asian American Bank
                                                                                               and Trust Company (June 1992 -
                                                                                               Present); and Notre Dame
                                                                                               Health Care Center (1991 -
                                                                                               Present) F.L. Putnam
                                                                                               Securities Company, Inc. (June
                                                                                               1978 - Present); and an
                                                                                               Honorary Trustee, Mercy
                                                                                               Hospital (1973 - Present).

BLAINE E. RIEKE        Trustee   February 2001 -  General Partner, Huntington       106        Trustee, GCG Trust
7337 E. Doubletree               Present          Partners (January 1997 -                     (February 2002 - Present)
Ranch Rd.                                         Present).  Chairman of the Board             and Morgan Chase Trust
Scottsdale, Arizona                               and Trustee of each of the funds             Co. (January 1998 -
85258                                             managed by ING Investment                    Present).
Date of Birth:                                    Management Co. LLC (November
09/10/1933                                        1998 - February 2001).

ROGER B. VINCENT       Trustee   February 2002 -  President, Springwell             106        Trustee, GCG Trust (1994
7337 E. Doubletree               Present          Corporation (1989 - Present).                - Present); and Director,
Ranch Rd.                                         Formerly, Director, Tatham                   AmeriGas Propane, Inc.
Scottsdale, Arizona                               Offshore, Inc. (1996 - 2000).                (1998 - Present).
85258
Date of Birth:
08/26/1945

RICHARD A. WEDEMEYER   Trustee   February 2001 -  Retired.  Mr. Wedemeyer was       106        Trustee, GCG Trust
                                                  formerly Vice                                (February 2002 -

                                                                                 NUMBER OF
                                                                                 PORTFOLIOS IN
                       POSITION(S) TERM OF OFFICE                                FUND COMPLEX
                       HELD WITH   AND LENGTH OF    PRINCIPAL OCCUPATION(S)      OVERSEEN BY
NAME, ADDRESS AND AGE  FUND        TIME SERVED(1)   DURING THE PAST 5 YEARS      TRUSTEE         OTHER DIRECTORSHIPS HELD BY TRUSTEE
------------------------------------------------------------------------------------------------------------------------------------
7337 E. Doubletree               Present          President -                                  Present)
Ranch Rd.                                         Finance and Administration,                  and Touchstone Consulting
Scottsdale, Arizona                               Channel Corporation (June 1996 -             Group (1997 - Present).
85258                                             April 2002).  Formerly, Vice
Date of Birth:                                    President, Operations and
03/23/1936                                        Administration, Jim Henson
                                                  Productions (1979 - 1997);
                                                  Trustee, First Choice Funds
                                                  (1997 - 2001); and of each of
                                                  the funds managed by ING
                                                  Investment Management Co. LLC
                                                  (1998 - 2001).

TRUSTEES WHO ARE "INTERESTED PERSONS"

THOMAS J. MCINERNEY(2) Trustee   February 2001 -  Chief Executive Officer, ING      161        Trustee, GCG Trust
7337 E. Doubletree               Present          U.S. Financial Services                      (February 2002 -
Ranch Rd.                                         (September 2001 - Present);                  Present); Equitable Life
Scottsdale, Arizona                               General Manager and Chief                    Insurance Co., Golden
85258                                             Executive Officer, ING U.S.                  American Life Insurance
Date of Birth:                                    Worksite Financial Services                  Co., Life Insurance
05/05/1956                                        (December 2000 - Present);                   Company of Georgia,
                                                  Member, ING Americas Executive               Midwestern United Life
                                                  Committee (2001 - Present);                  Insurance Co., ReliaStar
                                                  President, Chief Executive                   Life Insurance Co.,
                                                  Officer and Director of Northern             Security Life of Denver,
                                                  Life Insurance Company (March                Security Connecticut Life
                                                  2001 - October 2002), ING Aeltus             Insurance Co., Southland
                                                  Holding Company, Inc. (2000 -                Life Insurance Co., USG
                                                  Present), ING Retail Holding                 Annuity and Life Company,
                                                  Company (1998 - Present), ING                and United Life and
                                                  Life Insurance and Annuity                   Annuity Insurance Co. Inc
                                                  Company (September 1997 -                    (March 2001 - Present);
                                                  November 2002) and ING                       Director, Ameribest Life
                                                  Retirement Holdings, Inc. (1997              Insurance Co., (March
                                                  - Present).  Formerly, General               2001 to January 2003);
                                                  Manager and Chief Executive                  Director, First Columbine
                                                  Officer, ING Worksite Division               Life Insurance Co. (March
                                                  (December 2000 - October 2001),              2001 to December 2002);
                                                  President, ING-SCI, Inc. (August             Member of the Board,
                                                  1997 - December 2000);                       National Commission on
                                                  President, Aetna Financial                   Retirement Policy,
                                                  Services (August 1997 - December             Governor's Council on
                                                  2000).                                       Economic Competitiveness
                                                                                               and Technology of
                                                                                               Connecticut, Connecticut
                                                                                               Business and Industry
                                                                                               Association, Bushnell;
                                                                                               Connecticut Forum; Metro
                                                                                               Hartford Chamber of
                                                                                               Commerce; and is
                                                                                               Chairman, Concerned
                                                                                               Citizens for Effective
                                                                                               Government.


                                                                                 NUMBER OF
                                                                                 PORTFOLIOS IN
                       POSITION(S) TERM OF OFFICE                                FUND COMPLEX
                       HELD WITH   AND LENGTH OF    PRINCIPAL OCCUPATION(S)      OVERSEEN BY
NAME, ADDRESS AND AGE  FUND        TIME SERVED(1)   DURING THE PAST 5 YEARS      TRUSTEE         OTHER DIRECTORSHIPS HELD BY TRUSTEE
------------------------------------------------------------------------------------------------------------------------------------
JOHN G. TURNER(3)      Chairman  January 2001 -   President, Turner Investment                 (March 2000 - Present);
7337 E. Doubletree     and       Present          Company (January 2002 - Present).            Shopko Stores, Inc.
Ranch Rd.              Trustee                    Mr. Turner was formerly Vice                 (August 1999 - Present);
Scottsdale, Arizona                               Chairman of ING Americas (2000 -             and M.A. Mortenson
85258                                             2002); Chairman and Chief                    Company (March 2002 -
Date of Birth:                                    Executive Officer of ReliaStar               Present).
10/03/1939                                        Financial Corp. and ReliaStar Life
                                                  Insurance Company (1993 -
                                                  2000); Chairman of
                                                  ReliaStar United Services
                                                  Life Insurance Company
                                                  (1995 - 1998); Chairman
                                                  of ReliaStar Life
                                                  Insurance Company of New
                                                  York (1995 - 2001);
                                                  Chairman of Northern Life
                                                  Insurance Company (1992 -
                                                  2001); Chairman and
                                                  Trustee of the Northstar
                                                  affiliated investment
                                                  companies (1993 - 2001)
                                                  and Director, Northstar
                                                  Investment Management
                                                  Corporation and its
                                                  affiliates (1993 - 1999).


(1)  Trustees serve until their successors are duly elected and qualified.

(2) Mr. McInerney is an "interested person," as defined by the 1940 Act, because of his affiliation with ING U.S. Worksite Financial Services, an affiliate of ING Investments, LLC.

(3) Mr. Turner is an "interested person," as defined by the 1940 Act, because of his affiliation with ING Americas, an affiliate of ING Investments, LLC.

      The Fund currently has an Executive Committee, Audit Committee, Valuation Committee, Nominating Committee and an Investment Review Committee. The Audit, Valuation and Nominating Committees consist entirely of Independent Trustees.

COMMITTEES


      The Board of Trustees has an Executive Committee whose function is to act on behalf of the full Board of Trustees between regularly scheduled meetings when necessary. The Committee currently consists of two Independent Trustees and two Trustees who are "interested persons" as defined in the 1940
Act: Messrs. Turner, McInerney, May and Patton. Mr. Turner serves as Chairman of the Committee. The Executive Committee held five (5) meetings during the fiscal year ended February 28, 2003.

      The Board of Trustees has an Audit Committee whose function is to meet with the independent auditors of the Fund to review the scope of the Fund's audit, its financial statements and interim accounting controls, and to meet with management concerning these matters, among other things. The Audit Committee currently consists of four Independent Trustees: Messrs. Earley, Rieke, Vincent and Putnam. Mr. Earley serves as Chairman of the Committee. The Audit Committee held four (4) meetings during the fiscal year ended February 28, 2003.

      The Board of Trustees has formed a Valuation Committee whose function is to review the determination of the value of securities held by the Fund for which reliable market value quotations are not readily available. The
Valuation Committee currently consists of five Independent Trustees: Dr. Gitenstein and Messrs. May, Patton, Doherty and Wedemeyer. Mr. Patton serves as Chairman of the Committee. The Valuation Committee held five (5) meetings during the fiscal year ended February 28, 2003.

      The Board of Trustees has established a Nominating Committee for the purpose of considering and presenting to the Board of Trustees candidates it proposes for nomination to fill Independent Trustee vacancies on the Board of Trustees. The Nominating Committee currently consists of four Independent
Trustees: Dr. Gitenstein and Messrs. Doherty, May, and Wedemeyer. Mr. May serves as Chairman of the Committee. The Committee does not currently have a policy regarding whether it will consider nominees recommended by shareholders. The Nominating Committee did not hold a meeting during the fiscal year ended February 28, 2003.

      The Board of Trustees has established an Investment Review Committee that will monitor the investment performance of the Fund and make recommendations to the Board of Trustees with respect to the Fund. The Committee currently consists of five Independent Trustees and one Trustee who is an "interested person" as defined in the 1940 Act: Dr. Gitenstein and Messrs. Doherty, Patton, May, McInerney and Wedemeyer. Mr. Wedemeyer serves as Chairman of the Committee. The Investment Review Committee held four (4) meetings during the fiscal year ended February 28, 2003.

      TRUSTEE OWNERSHIP OF SECURITIES


SHARE OWNERSHIP POLICY

   In order to further align the interests of the Independent Trustees with shareholders, it is the policy to own, beneficially, shares of one or more ING Funds at all times. For this purpose, beneficial ownership of Fund shares includes ownership of a variable annuity contract or a variable life insurance policy whose proceeds are invested in a Fund.

   Under this Policy, the initial value of investments in the ING Funds that are beneficially owned by a Trustee must equal at least $50,000. Existing Trustees shall have a reasonable amount of time from the date of adoption of this Policy in order to satisfy the foregoing requirements. A new Trustee shall satisfy the foregoing requirements within a reasonable amount of time of becoming a Trustee. A decline in the value of any Fund investments will not cause a Trustee to have to make any additional investments under this Policy.


Set forth below is the dollar range of equity securities owned by each Trustee.


---------------------------------------------------------------------------------
                           DOLLAR RANGE OF     AGGREGATE DOLLAR RANGE OF EQUITY
                          EQUITY SECURITIES      SECURITIES IN ALL REGISTERED
    NAME OF TRUSTEE          IN THE FUND                  INVESTMENT
                          AS OF DECEMBER 31,   COMPANIES OVERSEEN BY TRUSTEE IN
                                 2002           FAMILY OF INVESTMENT COMPANIES

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
INDEPENDENT TRUSTEES

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Paul S. Doherty                  None                   Over $100,000
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
J. Michael Earley (1)            None                 $10,001 - $50,000
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
R. Barbara Gitenstein            None                 $50,001 - $100,000
(1)

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Walter H. May                    None                   Over $100,000
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jock Patton                      None                 $50,001 - $100,000
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David W. C. Putnam               None                   Over $100,000
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Blaine E. Rieke                  None                 $50,001 - $100,000
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Roger B. Vincent (1)             None                   Over $100,000
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard A. Wedemeyer             None                 $10,001 - $50,000
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
TRUSTEES WHO ARE "INTERESTED PERSONS"

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas J. McInerney              None                 $50,001 - $100,000
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John G. Turner                   None                   Over $100,000
---------------------------------------------------------------------------------

(1)   Commenced service as a Trustee on February 26, 2002.

INDEPENDENT TRUSTEE OWNERSHIP OF SECURITIES

      Set forth in the table below is information regarding each Independent Trustee's (and his or her immediate family members') share ownership in securities of the Fund's investment adviser or principal underwriter, and the ownership of securities in an entity controlling, controlled by or under common control with the investment adviser or principal underwriter of the Fund (not including registered investment companies) as of December 31, 2002.


---------------------------------------------------------------------------------
  NAME OF TRUSTEE     NAME OF     COMPANY     TITLE OF     VALUE OF   PERCENTAGE
                    OWNERS AND                 CLASS      SECURITIES   OF CLASS
                    RELATIONSHIP
                    TO TRUSTEE

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Paul S. Doherty         N/A         N/A          N/A          $0         N/A
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
J. Michael Earley       N/A         N/A          N/A          $0         N/A
(1)

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
R. Barbara              N/A         N/A          N/A          $0         N/A
Gitenstein (1)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Walter H. May           N/A         N/A          N/A          $0         N/A
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jock Patton             N/A         N/A          N/A          $0         N/A
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David W. C. Putnam      N/A         N/A          N/A          $0         N/A
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Blaine E. Rieke         N/A         N/A          N/A          $0         N/A
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Roger B. Vincent        N/A         N/A          N/A          $0         N/A
(1)

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard A.              N/A         N/A          N/A          $0         N/A
Wedemeyer

---------------------------------------------------------------------------------


(1)  Commenced service as a Trustee on February 26, 2002.

COMPENSATION OF TRUSTEES


      The Fund pays each Trustee who is not an interested person a PRO RATA share, as described below of: (i) an annual retainer of $40,000 (Messrs. Patton and May, as lead trustees, receive an annual retainer of $55,000); (ii) $7,000 for each in person meeting of the Board; (iii) $2,000 per attendance of any committee meeting; (iv) $1,000 for meeting attendance as a chairperson; (v) $2,000 per telephonic meeting; and (vi) out-of-pocket expenses. The PRO RATA share paid by the Fund is based on the average net assets as a percentage of the average net assets of all the funds managed by the Investment Manager for which the Trustees serve in common as Directors/Trustees.

      The following table has been provided to the Fund by ING Investments and sets forth information regarding the compensation paid to the Trustees for the Fund's fiscal year ended February 28, 2003 for service on the Boards of the ING Funds complex.


                               COMPENSATION TABLE



 NAME AND POSITION    AGGREGATE     PENSION OR     ESTIMATED        TOTAL
                                    RETIREMENT       ANNUAL      COMPENSATION
                                     BENEFITS       BENEFITS    FROM FUND AND
                                    ACCRUED AS        UPON       FUND COMPLEX
                    COMPENSATION   PART OF FUND    RETIREMENT      PAID TO
                      FROM FUND      EXPENSES         (4)        TRUSTEES(5)
Paul S. Doherty         1,583           N/A            N/A          76,532
Trustee
J. Michael Earley       1,016           N/A            N/A          48,304
Trustee
R. Barbara               982            N/A            N/A          50,658
Gitenstein
Trustee
R. Glenn Hilliard         0             N/A            N/A             0
Trustee(1)(5)

Walter H. May           1,878           N/A            N/A          88,288
Trustee
Thomas J. McInerney       0             N/A            N/A             0
Trustee(2)

Jock Patton             1,813           N/A            N/A          88,759
Trustee
David W.C. Putnam       1,394           N/A            N/A          76,855
Trustee
Blaine E. Rieke         1,352           N/A            N/A          74,771
Trustee
John G. Turner            0             N/A            N/A             0
Trustee (3)
Roger B. Vincent         630            N/A            N/A          76,011
Trustee

Richard A.              1,638           N/A            N/A          70,133
Wedemeyer
Trustee

---------------------


(1) Commenced service as a Trustee on February 26, 2002. Mr. Hilliard is an "interested person," as defined in the 1940 Act, because of his relationship with ING Americas, an affiliate of ING Investments, LLC. Resigned as a Trustee effective April 30, 2003.

(2) Mr. McInerney is an "interested person," as defined in the 1940 Act, because of his affiliation with ING U.S. Financial Services, an affiliate of ING Investments, LLC.

(3) Mr. Turner is an "interested person," as defined in the 1940 Act, because of his former affiliation with ING Americas, an affiliate of ING Investments, LLC.

(4) The ING Funds have adopted a retirement policy under which a director/trustee who has served as an Independent Director/Trustee for five years or more will be paid by the ING Funds at the time of his or her retirement an amount equal to twice the compensation normally paid to the Independent Director/Trustee for one year of service.

(5) Represents compensation from 106 funds (total in complex as of February 28, 2003).

OFFICERS.

Information about the Fund's officers is set forth in the table below.


NAME, ADDRESS AND AGE         POSITION(S) HELD WITH     TERM OF OFFICE AND LENGTH         PRINCIPAL OCCUPATION(S) DURING
                                    THE FUND            OF TIME SERVED (1)(2)(3)             THE LAST FIVE YEARS (4)
James M. Hennessy             President, Chief          December 2000 - Present  President and Chief Executive Officer, ING Capital
7337 E. Doubletree Ranch Rd.  Executive Officer and                              Corporation, LLC, ING Funds Services, LLC, ING
Scottsdale, Arizona 85258     Chief Operating Officer                            Advisors, Inc., ING Investments, LLC, Lexington
Date of Birth:  04/09/1949                                                       Funds Distributor, Inc., Express America T.C., Inc.
                                                                                 and EAMC Liquidation Corp. (December 2001 -
                                                                                 Present); Executive Vice President and Chief
                                                                                 Operating Officer and ING Funds Distributor, LLC
                                                                                 (June 2000 - Present).  Formerly, Executive Vice
                                                                                 President and Chief Operating Officer, ING
                                                                                 Quantitative Management, Inc. (October 2001 -
                                                                                 September 2002), Senior Executive Vice President
                                                                                 (June 2000 - December 2000) and Secretary (April
                                                                                 1995 - December 2000), ING Capital Corporation,
                                                                                 LLC, ING Funds Services, LLC, ING Investments, LLC,
                                                                                 ING Advisors, Inc., Express America T.C., Inc. and
                                                                                 EAMC Liquidation Corp.; Executive Vice President,
                                                                                 ING Capital Corporation, LLC and its affiliates
                                                                                 (May 1998 - June 2000); and Senior Vice President,
                                                                                 ING Capital Corporation, LLC and its affiliates
                                                                                 (April 1995 - April 1998).

Michael J. Roland             Executive Vice            February 2002 - Present  Executive Vice President, Chief Financial Officer
7337 E. Doubletree Ranch Rd.  President, and            January 2001 - Present   and Treasurer, ING Funds Services, LLC, ING Funds
Scottsdale, Arizona 85258     Assistant Secretary                                Distributor, LLC, ING Advisors, Inc., ING
Date of Birth:  05/30/1958    Chief Financial Officer                            Investments, LLC, Inc., Lexington Funds
                                                                                 Distributor, Inc., Express America T.C., Inc. and
                                                                                 EAMC Liquidation Corp. (December 2001 - Present).
                                                                                 Formerly, Executive Vice President, Chief Financial
                                                                                 Officer and Treasurer ING Quantitative Management
                                                                                 (December 2001 - September 2002), Senior Vice
                                                                                 President, ING Funds Services, LLC, ING
                                                                                 Investments, LLC and ING Funds Distributor, LLC
                                                                                 (June 1998 - December 2001) and Chief Financial
                                                                                 Officer of Endeavor Group (April 1997 - June 1998).

Robert S. Naka                Senior Vice President     January 2001 - Present   Senior Vice President and Assistant Secretary, ING
7337 E. Doubletree Ranch Rd.  andAssistant Secretary                             Funds Services, LLC, ING Funds Distributor, LLC,
Scottsdale, Arizona 85258                                                        ING Advisors, Inc., ING Capital Corporation, LLC,
Date of Birth:  06/17/1963                                                       ING Investments, LLC (October 2001 - Present) and
                                                                                 Lexington Funds Distributor, Inc. (December 2001 -
                                                                                 Present).  Formerly, Senior Vice President and
                                                                                 Assistant Secretary, ING Quantitative Management,
                                                                                 Inc. (October 2001 - September 2002), Vice
                                                                                 President, ING Investments, LLC (April 1997 -
                                                                                 October 1999), ING Funds Services, LLC (February
                                                                                 1997 - August 1999) and Assistant Vice President,
                                                                                 ING Funds Services, LLC (August 1995 - February
                                                                                 1997).

Robyn L. Ichilov              Vice President            January 2001 - Present   Vice President, ING Funds Services, LLC (October
7337 E. Doubletree Ranch Rd.                                                     2001 - Present) and ING Investments, LLC (August

NAME, ADDRESS AND AGE         POSITION(S) HELD WITH     TERM OF OFFICE AND LENGTH         PRINCIPAL OCCUPATION(S) DURING
                                    THE FUND            OF TIME SERVED (1)(2)(3)             THE LAST FIVE YEARS (4)
Scottsdale, Arizona 85258                                                        1997 - Present); Accounting Manager, ING
Date of Birth:  09/25/1967                                                       Investments, LLC (November 1995 - Present).

Kimberly A. Anderson          Vice President            January 2001 - Present   Vice President and Secretary, ING Funds Services,
7337 E. Doubletree Ranch Rd.  Secretary                 February 2001 - Present  LLC, ING Funds Distributor, LLC, ING Advisors,
Scottsdale, Arizona 85258                                                        Inc., ING Investments, LLC (October 2001 - Present)
Date of Birth:  07/25/1964                                                       and Lexington Funds Distributor, Inc. (December
                                                                                 2001 - Present).  Formerly, Vice President, ING
                                                                                 Quantitative Management, Inc. (October 2001 -
                                                                                 September 2002); Assistant Vice President, ING
                                                                                 Funds Services, LLC (November 1999 - January 2001)
                                                                                 and has held various other positions with ING Funds
                                                                                 Services, LLC for more than the last five years.

Sue Kinens                    Assistant Vice            February 2003 - Present  Assistant Vice President and Assistant Secretary,
7337 E. Doubletree Ranch Rd.  President and Assistant                            ING Funds Services, LLC (December 2002 - Present);
Scottsdale, Arizona 85258     Secretary                                          and has held various other positions with ING Funds
Date of Birth:  12/31/1976                                                       Services, LLC for the last five years.

Todd Modic                    Assistant Vice President  January 2001 - Present   Director of Financial Reporting, ING Investments,
7337 E. Doubletree Ranch Rd.                                                     LLC (March 2001 - Present).  Formerly, Director of
Scottsdale, Arizona 85258                                                        Financial Reporting, Axient Communications, Inc.
Date of Birth:  11/03/1967                                                       (May 2000 - January 2001) and Director of Finance,
                                                                                 Rural/Metro Corporation (March 1995 - May 2000).

MARIA M. ANDERSON             Assistant Vice President  August 2001 - Present    Assistant Vice President, ING Funds Services, LLC
7337 E. Doubletree Ranch Rd.                                                     (October 2001 - Present).  Formerly, Manager of
Scottsdale, Arizona 85258                                                        Fund Accounting and Fund Compliance, ING
Date of Birth:  05/29/1958                                                       Investments, LLC (September 1999 - November 2001);
                                                                                 Section Manager of Fund Accounting, Stein Roe
                                                                                 Mutual Funds (July 1998 - August 1999); and
                                                                                 Financial Reporting Analyst, Stein Roe Mutual Funds
                                                                                 (August 1997 - July 1998).

DANIEL NORMAN                 Senior Vice President     December 2000 - Present  Senior Vice President, ING Investments, LLC
7337 E. Doubletree Ranch Rd.  and Treasurer                                      (December 1994 - Present); and ING Funds
Scottsdale, Arizona 85258                                                        Distributor, LLC (December 1995 - Present); has
Date of Birth: 12/29/1957                                                        served as an officer of other affiliates of ING
                                                                                 since February 1992.

JEFFREY A. BAKALAR            Senior Vice               January 2001 - Present   Senior Vice President, ING Investments, LLC
7337 E. Doubletree Ranch Rd.  President                                          (November 1999- Present). Formerly, Vice
Scottsdale, Arizona 85258                                                        President and Assistant Portfolio Manager, ING
Date of Birth: 12/15/1959                                                        Investments, LLC (February 1998 -- November
                                                                                 1999); Vice President of The Communications
                                                                                 Positions of First National Bank of Chicago (July
                                                                                 1994 -- January 1998).

NAME, ADDRESS AND AGE         POSITION(S) HELD WITH     TERM OF OFFICE AND LENGTH         PRINCIPAL OCCUPATION(S) DURING
                                    THE FUND            OF TIME SERVED (1)(2)(3)             THE LAST FIVE YEARS (4)
ELLIOT ROSEN                  Senior Vice President     May 2002 - Present       Senior Vice President, ING Investments, LLC
7337 E. Doubletree Ranch Rd.                                                     (February 1999 - Present).  Formerly, Senior Vice
Scottsdale, Arizona 85258                                                        President IPS-Sendero ( May 1997 - February 1999)
Date of Birth: 05/07/1953                                                        and President of Sendero, which merged into IPS
                                                                                 (August 1993 - May 1997).

WILLIAM H.  RIVOIR III        Senior Vice President     January 2001 - Present   Senior Vice President and Secretary of ING
7337 E. Doubletree Ranch Rd.  and Assistant Secretary                            Capital Corporation, LLC and ING Funds Services,
Scottsdale, Arizona 85258                                                        LLC (February 2001 - Present), ING Funds
Date of Birth: 01/19/1951                                                        Distributor, LLC, ING Advisors, Inc. and ING
                                                                                 Investments, LLC. (October 2001 - Present),
                                                                                 Senior Vice President and Secretary, ING
                                                                                 Quantitative Management, Inc. (October 2001 -
                                                                                 September 2002). Lexington Funds Distributor,
                                                                                 Inc., ING Pilgrim Funding, Inc., Pilgrim America
                                                                                 Financial, Inc., Express America TC, Inc. and
                                                                                 EAMC Liquidation Corp. (December 2001 -
                                                                                 Present).  Formerly, Senior Vice President and
                                                                                 Assistant Secretary of ING Funds Services, LLC
                                                                                 (June 1998 - Present), ING Investments, LLC, and
                                                                                 Pilgrim America Financial, Inc. (February 1999 -
                                                                                 Present), Senior Vice President of ING
                                                                                 Investments, LLC (December - Present 1998) and
                                                                                 Assistant Secretary of ING Funds Distributor, LLC
                                                                                 (February 1999 - Present) and ING Investments,
                                                                                 LLC (June 1998 - Present).

CURTIS F. LEE                 Senior Vice President     January 2001 - Present   Senior Vice President and Chief Credit Officer -
7337 E. Doubletree Ranch Rd.  and Chief Credit Officer                           Senior Loans of ING Investments, LLC (August 1999
Scottsdale, Arizona 85258                                                        - Present). Formerly, held a series of positions
Date of Birth: 06/05/1954                                                        with Standard Chartered Bank in the credit
                                                                                 approval and problem loan management functions
                                                                                 (August 1992 - June 1999).


(1) The officers hold office until the next annual meeting of the Trustees and until their successors shall have been elected and qualified.

(2) Prior to May 1999, the Pilgrim family of funds consisted of 5 registrants with 8 series. As of May 24, 1999, the former Nicholas-Applegate Capital Management funds (consisting of 1 registrant with 11 series) joined the fund complex and the fund complex retained the name "Pilgrim Funds." On November 16, 1999, the former Northstar funds (consisting of 9 registrants with 22 series) joined the fund complex and the fund complex retained the name "Pilgrim Funds." On July 26, 2000, the former Lexington funds (consisting of 14 registrants with 14 series) joined the fund complex and the fund complex retained the name "Pilgrim Funds." On March 23, 2001, the original ING funds (consisting of 2 registrants with 18 series) joined the fund complex and the fund complex retained the name "Pilgrim Funds." On March 1, 2002, the former Aetna funds (consisting of 8 registrants with 50 series) joined the fund complex and the name of the fund complex name changed to "ING Funds.

(3) The following documents the evolution of the name of each ING corporate entity referenced in the above biographies:


 ING INVESTMENTS, LLC (MARCH 2002 - NAME CHANGED FROM       ING FUNDS SERVICES, LLC (MARCH 2002 - NAME CHANGED FROM
 ING PILGRIM INVESTMENTS, LLC)                              ING PILGRIM GROUP, LLC)
  ING Mutual Funds Management Co., LLC (April 2001 -         ING Pilgrim Group, Inc. (February 2001 - merged into
   merged into ING Pilgrim Investments, LLC)                   Pilgrim Group LLC)
  ING Pilgrim Investments, Inc. (February 2001 - merged      ING Pilgrim Group, LLC (February 2001 - formed)
   into ING Pilgrim Investments, LLC)                        ING Pilgrim Group, Inc. (September 2000 - name changed
  ING Pilgrim Investments, LLC (February 2001 - formed)        from Pilgrim Group, Inc.)

  ING Pilgrim Investments, Inc. (September 2000 - name       Lexington Global Asset Managers, Inc. (July 2000 - merged
   changed from Pilgrim Investments, Inc.)                     into Pilgrim Group, Inc.)
  Pilgrim Advisors, Inc.** (April 2000 - merged into         Northstar Administrators, Inc. (November 1999 - merged
   Pilgrim Investments, Inc.)                                  into Pilgrim Group, Inc.)
  Pilgrim Investments, Inc. (October 1998 - name changed     Pilgrim Group, Inc. (October 1998 - name changed from
   from Pilgrim America Investments, Inc.)                     Pilgrim American Group, Inc.)
  Pilgrim America Investments, Inc. (April 1995 - name       Pilgrim America Group, Inc. (April 1995 - name changed
   changed from Newco Advisory Corporation)                    from Newco Holdings Management Corporation)
  Newco Advisory Corporation (December 1994 -                Newco Holdings Management Corporation (December 1994 -
   incorporated)                                               incorporated)

  **Pilgrim Advisors, Inc. (November 1999 - name changed from Northstar Investment Management Corporation)

 ING FUNDS DISTRIBUTOR, LLC.  (OCTOBER 2002)                ING CAPITAL CORPORATION, LLC (MARCH 2002 - NAME CHANGED
 ING Funds Distributor, Inc. (October 2002 - merged         FROM ING PILGRIM CAPITAL CORPORATION, LLC)
   into ING Funds Distributor, LLC)                          ING Pilgrim Capital Corporation (February 2001 - merged
   ING Funds Distributor, LLC (October 2002 - formed)          into ING Pilgrim Capital Corporation, LLC)
   ING Pilgrim Securities, Inc. (September 2000 - name       ING Pilgrim Capital Corporation, LLC (February 2001 -
   changed from Pilgrim Securities, Inc.)                      formed)

  Northstar Distributors Inc. (November 1999 - merged        ING Pilgrim Capital Corporation (September 2000 - name
   into Pilgrim Securities, Inc.)                              changed from Pilgrim Capital Corporation)
  Pilgrim Securities, Inc.  (October 1998 - name changed     Pilgrim Capital Corporation (February 2000 - name changed
   from Pilgrim America Securities, Inc.)                      from Pilgrim Holdings Corporation)
  Pilgrim America Securities, Inc. (April 1995 - name        Pilgrim Holdings Corporation (October 1999 - name changed
   changed from Newco Distributors Corporation)                from Northstar Holdings, Inc.)
  Newco Distributors Corporation (December 1994              Northstar Holdings, Inc. (October 1999 - merged into
   -incorporated)                                              Pilgrim Capital Corporation)
                                                             Pilgrim Capital Corporation (June 1999 - name changed
                                                               from Pilgrim America Capital Corporation)
                                                             Pilgrim Capital Corporation (June 1999 - merged into
                                                               Pilgrim America Capital Corporation)
                                                             Pilgrim America Capital Corporation (April 1997 -
                                                               incorporated)

 ING ADVISORS, INC. (MARCH 2002 - NAME CHANGED FROM ING     ING QUANTITATIVE MANAGEMENT, INC. (SEPTEMBER 2002 -
 PILGRIM ADVISORS, INC.)                                    DISSOLVED)
  ING Pilgrim Advisors, Inc. (March 2001 - name changed       ING Quantitative Management, Inc. (March 2002 - name
   from ING Lexington Management Corporation)                  changed from ING Pilgrim Quantitative Management, Inc.)

  ING Lexington Management Corporation (October 2000 -       ING Pilgrim Quantitative Management, Inc. (March 2001 -
   name changed from Lexington Management Corporation)         name changed from Market Systems Research Advisors)
 Lexington Management Corporation (December 1996 -           Market Systems Research Advisors, Inc. (November 1986 -
   incorporated)                                               incorporated)

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES


         Control is defined by the 1940 Act as the beneficial ownership, either directly or through one or more controlled companies, of more than 25% of the voting securities of a company. A control person may be able to take action regarding the Fund without the consent or approval of other shareholders. As of May 31, 2003, ING Life Insurance and Annuity Company and Equitable Life Insurance Company of Iowa owned 27.65% and 39.25%, respectively, of the Fund and, therefore, They are control persons of the Fund. These companies are affiliates of the Investment Manager.

         As of May 31, the Trustees and Officers of the Fund as a group owned less than 1% of any class of the Fund's outstanding shares. As of May 31, 2003, to the knowledge of the Fund, no person owned beneficially or of record more than 5% of the outstanding shares of any class of the Fund, except as follows:



                                     CLASS AND TYPE OF    PERCENTAGE OF    PERCENTAGE OF
              ADDRESS                    OWNERSHIP            CLASS            FUND
NFSC FEBO #251-044369
Dennis M Hanson
Dennis M Hanson Tr.
U/A 01/01/1989
800 South St. Ste 305               Class A
Waltham, MA  02453-1439             Shareholder               7.84%            7.21%

ING Life Insurance and Annuity
Company
151 Farmington Ave.                 Class Q
Hartford, CT  06156-0001            Beneficial Owner          39.99%          27.65%

Equitable Life Insurance
Company of Iowa
Attn. David Pendergrass
5780 Powers Ferry Rd. NW            Class Q
Atlanta, GA  30327                  Beneficial Owner          56.77%          39.25%


                                 CODE OF ETHICS

         The Fund's distributor, ING Funds Distributor, LLC (the "Distributor"), the Investment Manager and the Fund have adopted a Code of Ethics governing personal trading activities of all Trustees and the officers of the Fund and the Distributor and persons who, in connection with their regular functions, play a role in the recommendation of any purchase or sale of a security by the Fund or obtain information pertaining to such purchase or sale. The Code of Ethics is intended to prohibit fraud against the Fund that may arise from personal trading. Personal trading is permitted by such persons subject to certain restrictions; however such persons are generally required to pre-clear all security transactions with the Fund's Compliance Officer or her designee and to report all transactions on a regular basis. The Sub-Adviser has adopted its own Codes of Ethics to govern the personal trading activities of its personnel

         The Code of Ethics may be reviewed and copied at the SEC's Public Reference Room located at 450 Fifth Street, NW, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090. The Code of Ethics is available on the SEC's website (http://www.sec.gov) and copies may also be obtained at prescribed rates by electronic request at publicinfo@sec.gov, or by writing the SEC's Public Reference Section at the address listed above.

                    INVESTMENT MANAGEMENT AND OTHER SERVICES

         THE INVESTMENT MANAGER


         The investment adviser for the ING Fund is ING Investments, LLC ("Investment Manager" or "ING Investments"), which is registered as an investment adviser with the SEC and serves as an investment adviser to registered investment companies (or series thereof), as well as structured finance vehicles. The Investment Manager, subject to the authority of the Trustees of the Fund, has the overall responsibility for the management of the Fund's portfolio subject to delegation of certain responsibilities to the proposed investment sub-adviser (the "Sub-Adviser") Aeltus Investment Management, Inc. (ING Aeltus) (See "Proposed Sub-Adviser" section below). The Investment Manager is an indirect, wholly owned subsidiary of ING Groep N.V. (NYSE: ING) ("ING Groep N.V."). ING Groep N.V. is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with more than 100,000 employees.

         On February 26, 2001, the name of the Investment Manager changed from ING Pilgrim Investments, Inc. to ING Pilgrim Investments, LLC. On March 1, 2002, the name of the Investment Manager was changed from ING Pilgrim Investments, LLC to ING Investments, LLC. The Investment Manager pays all of its expenses from the performance of its obligations under the Investment Management Agreement, including executive salaries and expenses of the officers of the Fund who are employees of the Investment Manager or its affiliates. Other expenses incurred in the operation of the Fund are borne by the Fund, including, without limitation, expenses incurred in connection with the sale, issuance, registration and transfer of its shares; fees of its Custodian, Transfer and Shareholder Servicing; salaries of officers and fees and expenses of trustees or members of any advisory board or committee of the Fund who are not members of, affiliated with or interested persons of the Investment Manager; the cost of preparing and printing reports, proxy statements and prospectuses of the Fund or other communications for distribution to its shareholders; legal, auditing and accounting fees; the fees of any trade association of which the Fund is a member; fees and expenses of registering and maintaining registration of its shares for sale under federal and applicable state securities laws; and all other charges and costs of its operation plus any extraordinary or non-recurring expenses.

         For the fiscal years ended February 28, 2003 and February 28, 2002 and for the period December 15, 2000 to February 28, 2001, the Investment Manager was paid $2,275,682, $1,860,537 and $93,224, respectively, for services rendered to the Fund.


         After an intitial term, the Investment Management Agreement continues from year to year if specifically approved at least annually by the Trustees or the Shareholders. In either event, the Investment Management Agreement must also be approved by vote of a majority of the Trustees who are not parties to the Investment Management Agreement or "interested persons" of any party, cast in person at a meeting called for that purpose.


         In connection with their deliberations relating to the Fund's current Investment Management Agreement, the Board of Trustees considered information that had been provided by the Investment Manager. In considering the Investment Management Agreement, the Board of Trustees considered several factors they believed, in light of the legal advice furnished to them by their independent legal counsel and their own business judgment, to be relevant. The matters considered by the Board of Trustees in reviewing the Investment Management

Agreement included, but were not limited to the following: (1) the performance of the Fund compared to those of a peer group of funds; (2) the nature and quality of the services provided by the Investment Manager to the Fund including the Investment Manager's experience in managing a similar fund and the nature and depth of the services it provides to that fund and the Fund; (3) the fairness of the compensation under the Investment Management Agreement in light of the services provided to the Fund; (4) the profitability to the Investment Manager from the Investment Management Agreement; (5) the personnel, including the portfolio managers, operations, financial condition, and investment management capabilities, methodologies and resources of the Investment Manager, as well as its efforts in recent years to build its investment management capabilities and administrative infrastructure; (6) the expenses borne by shareholders of the Fund and a comparison of the Fund's fees and expenses to those of a peer group of funds; (7) the Investment Manager's compliance capabilities and efforts on behalf of the Fund; (8) the complexity of the instruments in which the Fund invests and the investment research associated with those instruments performed by the Investment Manager and the Investment Manager's proven expertise in managing the types of investments in which the Fund invests; and (9) the substantial time and resources devoted to the valuation process by the Investment Manager. The Board of Trustees also considered the total services provided by ING Funds Services, LLC, the Fund's administrator, as well as the fees it receives for such services.

         In considering the Investment Management Agreement, the Board of Trustees, including the Independent Trustees, did not identify any single factor as all-important or controlling. However, the Independent Trustees indicated that, generally, they initially scrutinized the performance of the Fund, including performance in relation to a peer group of funds, and the fees paid by the Fund. The Board concluded that the fees to be paid to the Investment Manager are reasonable in relation to the services to be rendered, and that the anticipated expenses to be borne by the shareholders were reasonable. The Board of Trustees further determined that the contractual arrangements offer an appropriate means for the Fund to obtain high quality portfolio management services in furtherance of the Fund's objectives, and to obtain other approprirate services for the Fund.

         In reviewing the terms of the Investment Management Agreement and in discussions with the Investment Manager concerning such Investment Management Agreement, the Independent Trustees were represented by independent legal counsel. Based upon its review, the Board of Trustees has determined that the Investment Management Agreement is in the best interests of the Fund and its shareholders, and that the Investment Management fees are fair and reasonable. Accordingly, after consideration of the factors described above, and such other factors and information it considered relevant, the Board of Trustees of the Fund, including the unanimous vote of the Independent Trustees, approved the Investment Management Agreement.


         The Investment Management Agreement is terminable without penalty with not less than 60 days' notice by the Board of Trustees or by a vote of the holders of a majority of the Fund's outstanding shares voting as a single class, or upon not less than 60 days' notice by the Investment Adviser. The Investment Management Agreement will terminate automatically in the event of its "assignment" (as defined in the 1940 Act).


         As of May 31, 2003, the Investment Manager had assets under management of over $34.5 billion.

         The Investment Manager has agreed to reimburse the Fund's expenses to the extent necessary so that the Fund's "Other Operating Expenses" do not exceed 0.20% of the Fund's average annual net assets. The Investment Manager reserves the right to terminate the expense limitation at any time after February 28, 2004. The use of the name "ING" in the Fund's name is pursuant to the Investment Management Agreement between the Fund and the Investment Manager, and in the event that the Agreement is terminated, the Fund has agreed to amend its Agreement and Declaration of Trust to remove the reference to "ING."


PROPOSED SUB-ADVISER

         The Investment Management Agreement for the Fund provides that the Investment Manager, with the approval of the Board of Trustees, may select and employ an investment adviser to serve as a Sub-Adviser to the Fund, shall monitor the Sub-Adviser's investment programs and results, and coordinate the investment activities of the Sub-Adviser to ensure compliance with regulatory restrictions. The Investment Manager pays all of its expenses arising from the performance of its obligations under the Investment Management Agreement, including all fees payable to the Sub-Adviser, executive salaries and expenses of the Trustees and officers of the Fund who are employees of the Investment Manager or its affiliates and office rent of the Fund. The Sub-Adviser pays all of its expenses arising from the performance of its obligatoins under the sub-advisory agreement.

         ING has undertaken an internal reorganization plan that will, among other things, integrate its portfolio management professionals across the U.S. under a common management structure known as ING Investment Management Americas, which includes Aeltus Investment Management, Inc. ("ING Aeltus" or "Proposed Sub-Adviser"). One of the primary purposes of the integration plan is to use the resources of several ING Groep N.V. companies to promote consistently high levels of performance in terms of investment standards, research, policies and procedures from the portfolio management functions related to the Fund. As a result of this integration plan the operational and supervisory functions will be separated from the portfolio management functions related to the Fund, with the former continuing to be provided by the Investment Manager and the latter provided by ING Aeltus. The portfolio management personnel currently employed by ING Investments will now become employees of ING Aeltus, which will assume primary responsibility for all portfolio management issues, including the purchase, retention, or sale of portfolio securities.

         Subject to shareholder approval, the Fund's Board of Trustees has approved ING Aeltus, pursuant to a proposed sub-advisory agreement (the "Sub-Advisory Agreement") between the Investment Manager and ING Aeltus, to serve as the Sub-Adviser to the Fund effective on or about August 1, 2003. The Sub-Advisory Agreement requires ING Aeltus to provide, subject to the supervision of the Board of Trustees and the Investment Manager, a continuous investment program for the Fund and to determine the composition of the assets of the Fund, including determination of the purchase, retention or sale of the securities, cash and other investments for the Fund, in accordance with the Fund's investment objectives, policies and restrictions and applicable laws and regulations. The Sub-Advisory Agreement also requires ING Aeltus to use reasonable compliance techniques as the Sub-Adviser or the Board of Trustees may reasonably adopt, including any written compliance procedures.

         In determining whether or not it was appropriate to approve the proposed Sub-Advisory Agreement and to recommend approval to shareholders, the Board of Trustees, including a majority of the Independent Trustees, considered several factors. Foremost among them was the fact that the proposed new arrangement will not affect the fees charged to the Fund, nor the provision of portfolio management services to the Fund. In their approval of the proposed arrangement, the Board of Trustees considered several factors including, but not limited to, the following: (1) the centralization of asset managers will allow ING to access and leverage the capabilities of its portfolio management personnel among all subsidiaries; (2) the reorganization will facilitate more effective use of research and trading facilities and capabilities for greater efficiency; (3) the consolidation of portfolio management within one entity will permit certain future changes in portfolio management personnel without the potential expense of shareholder proxy solicitations; and (4) the reorganization can help ING Aeltus to build a larger, more coherent management structure and to retain and attract highly qualified portfolio managers. The Board of Trustees noted that ING Aeltus had taken steps to ameliorate any disadvantages, which might result from the reorganization. In addition, the Board of Trustees considered: (1) the current portfolio managers will remain and continue to provide services under the direction of the Proposed Sub-Adviser; (2) the nature and quality of the services to be provided by the Proposed Sub-Adviser, including the Proposed Sub-Adviser's extensive investment management experience and the quality of services provided to the other mutual funds advised by the Proposed Sub-Adviser; (3) the fairness of the compensation under the Sub-Advisory Agreement in light of the services to be provided; (4) the personnel, operations, financial condition, and investment management capabilities and methodologies of ING Aeltus after the reorganization; (5) the expectation of management that the reorganization will enable the Proposed Sub-Adviser to attract additional highly qualified personnel and to leverage its portfolio management resources and trading and research capabilities; and (6) compensation and the fact that the cost of the Proposed Sub-Adviser will be paid by the Investment Manager and not directly by the Fund. The Board of Trustees also considered the advisory fee to be retained by the Investment Manager for its oversight and monitoring services that will be provided to the sub-advised Fund. After considering the Investment Manager's recommendation and these other factors, the Board of Trustees concluded that engaging ING Aeltus as Sub-Adviser would be in the best interests of the Fund and its shareholders.

         The Sub-Advisory Agreement may be terminated at any time by the Fund by a vote of the majority of the Board of Trustees or by a vote of a majority of the outstanding securities. The Sub-Advisory Agreement also may be terminated by: (i) the Investment Manager at any time, upon sixty (60) days' written notice to the Fund and the Sub-Adviser; (ii) at any time, without payment of any penalty by the Fund, by the Fund's Board of Trustees or a majority of the outstanding voting securities of the Fund upon sixty (60) days' written notice to the Investment Manager and the Sub-Adviser; or (iii) by the Sub-Adviser upon three (3) months' written notice unless the Fund or the Investment Manager requests additional time to find a replacement for the Sub-Adviser, in which case, the Sub-Adviser shall allow the additional time, requested by the Fund or the Investment Manager, not to exceed three (3) additional months beyond the initial three (3) month notice period; provided, however, that the Sub-Adviser may terminate the Sub-Advisory Agreement at any time without penalty, effective upon written notice to the Investment Manager and the Fund, in the event either the Sub-Adviser (acting in good faith) or the Investment Manager ceases to be registered as an investment adviser under the Investment Advisers Act of 1940, as amended or otherwise becomes legally incapable of providing investment management services pursuant to its respective contract with the Fund, or in the event the Investment Manager becomes bankrupt or otherwise incapable of carrying out its obligations under the Sub-Advisory Agreement, or in the event that the Sub-Adviser does not receive compensation for its services from the Investment Manager or the Fund as required by the terms of the Sub-Advisory Agreement. Otherwise, the Sub-Advisory Agreement will remain in effect for two years and will, thereafter, continue in effect from year to year, subject to the annual appoval of the Board of Trustees, on behalf of the Fund, or the vote of a majority of the outstanding voting securities, and the vote, cast in person at a meetnig duly called and held, of a majority of the Trustees, on behalf of the Fund, who are not parties to the Sub-Advisory Agreement or "interested persons" (as defined in the 1940 Act) of any such party. The Sub-Advisory Agreement will terminate automatically in the event of an "assignment" (as defined in the 1940
Act).

         In this capacity, ING Aeltus, subject to the supervision and control of ING Investments and the Trustees of the Fund, will manage the Fund's portfolio investments, consistently with its investment objective, and execute any of the Fund's investment policies that it deems appropriate to utilize from time to time. Fees payable under the Sub-Advisory Agreement are based on an annual fee as disclosed below and are paid monthly in arrears by ING Investments.

         ING Aeltus is an indirect, wholly-owned subsidiary of ING Groep, and an affiliate of ING Investments. ING Aeltus, a Connecticut Corporation formed in 1972 and a registered investment adviser, has been managing client assets for more than a quarter of a century. Its principal office is located at 10 State House Square, Hartford, Connecticut 06103.

         As of May 31, 2003, ING Aeltus had assets under management of almost $41.0 billion.

         For its services, ING Aeltus will be entitled to receive a sub-advisory fee of 0.36% from the Fund, expressed as an annual rate based on the average daily total assets of the Fund.


         THE ADMINISTRATOR

         The Administrator of the Fund is ING Funds Services, LLC (the "Administrator" or "ING Funds Services "), which is an affiliate of the Investment Manager. In connection with its administration of the corporate affairs of the Fund, the Administrator bears the following expenses: the salaries and expenses of all personnel of the Fund and the Administrator except for the fees and expenses of Trustees not affiliated with the Administrator or the Investment Manager; costs to prepare information; determination of daily NAV by the recordkeeping and accounting agent; expenses to maintain certain of the Fund's books and records that are not maintained by the Investment Manager, the custodian, or transfer agent; costs incurred to assist in the preparation of financial information for the Fund's income tax returns, proxy statements, quarterly, semi-annual, and annual shareholder reports; costs of providing shareholder services in connection with any tender offers or to shareholders proposing to transfer their shares to a third party; providing shareholder services in connection with the dividend reinvestment plan; and all expenses incurred by the Administrator or by the Fund in connection with administering the ordinary course of the Fund's business other than those assumed by the Fund, as described below.

         Except as indicated immediately above and under "The Investment Manager," the Fund is responsible for the payment of its expenses including: the fees payable to the Investment Manager; the fees payable to the Administrator; the fees and certain expenses of the Fund's custodian and transfer agent, including the cost of providing records to the Administrator in connection with its obligation of maintaining required records of the Fund; the charges and expenses of the Fund's legal counsel and independent accountants; commissions and any issue or transfer taxes chargeable to the Fund in connection with its transactions; all taxes and corporate fees payable by the Fund to governmental agencies; the fees of any trade association of which the Fund is a member; the costs of share certificates representing shares of the Fund; organizational and offering expenses of the Fund and the fees and expenses involved in registering and maintaining registration of the Fund and its shares with the Commission, including the preparation and printing of the Fund's registration statement and prospectuses for such purposes; allocable communications expenses with respect to investor services, and all expenses of shareholders' and Trustees' meetings and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders; the cost of insurance; and litigation and indemnification expenses and extraordinary expenses not incurred in the ordinary course of the Fund's business.


         For the fiscal years ended February 28, 2003, February 28, 2002 and the period December 15, 2000 to February 28, 2001 , the Administrator was paid $284,458, $232,623 and $11,653, respectively, for services rendered to the Fund.


THE DISTRIBUTOR

         Pursuant to an Underwriting and Distribution Services Agreement (the "Distribution Agreement"), ING Funds Distributor, LLC, an affiliate of the Investment Manager and the Administrator, is the principal underwriter and distributor for the shares of the Fund and acts as agent of the Fund in the continuous offering of its shares. The Distributor bears all of its expenses of providing services pursuant to the Distribution Agreement, including the payment of any commissions. The Fund pays the cost for the prospectus and shareholder reports to be set in type and printed for existing shareholders, and the Distributor pays for the printing and distribution of copies thereof used in connection with the offering of shares to prospective investors. The Distributor also pays for supplementary sales literature and advertising costs.

         The Distribution Agreement continues in effect from year to year so long as such continuance is approved for each class at least annually by a vote of the Board of Trustees of the Fund, including the Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the Distribution Agreement. The Distribution Agreement automatically terminates in the event of its assignment and may be terminated for a class at any time without penalty by the Fund or by the Distributor upon 60 days' notice. Termination by the Fund with respect to a class may be by vote of a majority of the Board of Trustees, and a majority of the Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the Distribution Agreement, or a "majority of the outstanding voting securities" of the class of the Fund, as defined under the 1940 Act.


         The Distributor has agreed to waive the service fee for Class B Common Shares. The expense waiver will continue through at least February 29, 2004. There is no guarantee that this waiver will continue after that date. For the fiscal years ended February 28, 2003 and February 28, 2002 and for the period December 15, 2000 to February 28, 2001, the Distributor was paid $938,133, $648,947 and $29,133, respectively, for services rendered to the Fund.


                             PORTFOLIO TRANSACTIONS


         The Fund will generally have at least 80% of its net assets, plus the amount of any borrowings for investment purposes, invested in Senior Loans. The remaining assets of the Fund will generally consist of unsecured loans, subordinated loans, corporate debt securities, loans to foreign borrowers, equity securities acquired in connection with the purchase of loans and in other investment companies such as money market funds. The remaining assets may also consist of cash and short-term debt instruments. The Fund will acquire investments from and sell investments to banks, insurance companies, finance companies, and other investment companies and private investment funds. The Fund may also purchase investments from and sell investments to U.S. branches of foreign banks which are regulated by the Federal Reserve System or appropriate state regulatory authorities. The Fund's interest in a particular investment will terminate when the Fund receives full payment on the loan or sells an investment in the secondary market. Costs associated with purchasing or selling investments in the secondary market include commissions paid to brokers and processing fees paid to agents. These costs are allocated between the purchaser and seller as agreed between the parties.


         Purchases and sales of short-term debt and other financial instruments for the Fund's portfolio usually are principal transactions, and normally the Fund will deal directly with the underwriters or dealers who make a market in the securities involved unless better prices and execution are available elsewhere. Such market makers usually act as principals for their own account. On occasion, securities may be purchased directly from the issuer. Short-term debt instruments are generally traded on a net basis and do not normally involve either brokerage commissions or transfer taxes. The cost of portfolio securities transactions of the Fund that are not transactions with principals will consist primarily of brokerage commissions or dealer or underwriter spreads between the bid and asked price, although purchases from underwriters may involve a commission or concession paid by the issuer.

         In placing portfolio transactions, the Investment Manager will use its best efforts to choose a broker capable of providing the brokerage services necessary to obtain the most favorable price and execution available. The full range and quality of brokerage services available will be considered in making these determinations, such as the size of the order, the difficulty of execution, the operational facilities of the firm involved, the firm's risk in positioning a block of securities and other factors. While the Investment Manager seeks to obtain the most favorable net results in effecting transactions in the Fund's portfolio securities, brokers or dealers who provide research services may receive orders for transactions by the Fund. Such research services ordinarily consist of assessments and analyses of the business or prospects of a company, industry, or economic sector. The Investment Manager is authorized to pay spreads or commissions to brokers or dealers furnishing such services which are in excess of spreads or commissions that other brokers or dealers not providing such research may charge for the same transaction, even if the specific services were not imputed to the Fund and were useful to the Investment Manager in advising other clients. Information so received will be in addition to, and not in lieu of, the services required to be performed by the Investment Manager under the Investment Management Agreement between the Investment Manager and the Fund. The expenses of the Investment Manager will not necessarily be reduced as a result of the receipt of such supplemental information. the Investment Manager may use any research services obtained in providing investment advice to its other investment advisory accounts. Conversely, such information obtained by the placement of business for the Investment Manager or other entities advised by the Investment Manager will be considered by and may be useful to the Investment Manager in carrying out its obligations to the Fund. As permitted by Section 28(e) of the Securities Exchange Act of 1934, as amended (the "1934 Act") the Investment Manager may cause the Fund to pay a broker-dealer which provides "brokerage and research services" (as defined in the 1934 Act) to the Investment Manager an amount of disclosed commissions for effecting a securities transaction for the Fund in excess of the commission which another broker-dealer would have charged for effecting the transaction.

         The Fund does not intend to effect any brokerage transaction in its portfolio securities with any broker-dealer affiliated directly or indirectly with the Investment Manager. To the extent certain services which the Fund is obligated to pay for under the Investment Management Agreement are performed by the Investment Manager, the Fund will reimburse the Investment Manager for the costs of personnel involved in placing orders for the execution of portfolio transactions.

         There were no brokerage commissions paid by the Fund for the fiscal years ended February 28, 2003 and February 28, 2002 and the period December 15, 2000 to February 28, 2001.

PORTFOLIO TURNOVER RATE


         The annual rate of the Fund's total portfolio turnover for the fiscal year ended February 28, 2003 and February 28, 2002 and for the period December 15, 2000 to February 28, 2001 was 60%, 65% and 11%, respectively. The annual turnover rate of the Fund is generally expected to be between 25% and 100%, although as part of its investment policies, the Fund places no restrictions on portfolio turnover and the Fund may sell any portfolio security without regard to the period of time it has been held. The annual turnover rate of the Fund also includes loans on which the Fund has received full or partial payment. The Investment Manager believes that full and partial payments on loans generally comprise approximately 25% to 75% of the Fund's total portfolio turnover each year.


                             LIQUIDITY REQUIREMENTS

         From the time that the Fund sends a notification to shareholders until the Pricing Date, the Fund will maintain a percentage of the Fund's assets equal to at least 100% of the Repurchase Offer Amount in assets: (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the asset within the time period between the Repurchase Request Deadline and the next Repurchase Payment Deadline; or (b) that mature by the next Repurchase Payment Deadline. In the event that the Fund's assets fail to comply with this requirement, the Board of Trustees will cause the Fund to take such action as the Board of Trustees deems appropriate to ensure compliance.

                                 NET ASSET VALUE

         The NAV per Common Share of the Fund is determined once daily at the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time) on each day the NYSE is open. The NAV per Common Share is determined separately for each class by dividing the value of the Fund's loan assets plus all cash and other assets (including interest accrued but not collected) attributable to that class less all liabilities (including accrued expenses but excluding capital and surplus) attributable to that class by the number of shares of that class outstanding. The NAV per Common Share is made available for publication.

VALUATION OF THE FUND'S ASSETS

         The assets in the Fund's portfolio are valued daily in accordance with the Fund's Loan Valuation Procedures adopted by the Board of Trustees. A majority of the Fund's assets are valued using market quotations supplied by a third party loan pricing service. However, the loans in which the Fund invests are not listed on any securities exchange or board of trade. Some loans are traded by institutional investors in an over-the-counter secondary market that has developed in the past several years. This secondary market generally has fewer trades and less liquidity than the secondary markets for other types of securities. Some loans have few or no trades. Accordingly, determinations of the value of loans may be based on infrequent and dated trades. Because there is less reliable, objective market value data available, elements of judgment may play a greater role in valuation of loans than for other types of securities.


         Loans are normally valued on the basis of one or more quotations obtained from a pricing service or other sources believed to be reliable. Loans for which reliable market value quotations are not readily available from a pricing service may be valued with reference to another loan or a group of loans for which reliable market value quotations are readily available and whose characteristics are comparable to the loan being valued. Under this approach, the comparable loan or loans serve as a "proxy" for changes in value in the loan being valued. The Fund has engaged an independent pricing service to provide quotations from dealers in loans and to calculate values under this "proxy" procedure.


         It is expected that most of the loans held by the Fund will be valued with reference to quotations from the independent pricing service or with reference to the "proxy" procedure described above. The Investment Manager may believe that the price for a loan derived from quotations or the "proxy" procedure described above is not reliable or accurate. Among other reasons, this may be the result of information about a particular loan or borrower known to the Investment Manager that it believes may not be known to the pricing service or reflected in a price quote. In this event, the loan is valued at fair value under procedures established by the Fund's Board of Trustees, and in accordance with the provisions of the 1940 Act.

         Under these procedures, fair value is determined by the Investment Manager and monitored by the Fund's Board of Trustees through its Valuation Committee. In fair valuing a loan, consideration is given to several factors, which may include, among others, the following: (i) the characteristics of and fundamental analytical data relating to the loan, including the cost, size, current interest rate, period until the next interest rate reset, maturity and base lending rate of the loan, the terms and conditions of the loan and any related agreements, and the position of the loan in the borrower's debt structure; (ii) the nature, adequacy and value of the collateral, including the Fund's rights, remedies and interests with respect to the collateral; (iii) the creditworthiness of the borrower and the cash flow coverage of outstanding principal and interest, based on an evaluation of its financial condition, financial statements and information about the borrower's business, cash flows, capital structure and future prospects; (iv) information relating to the market for the loan, including price quotations for, and trading in, the loan and interests in similar loans and the market environment and investor attitudes towards the senior loan and interests in similar senior loans; (v) the reputation and financial condition of the agent of the loan and any intermediate participants in the loans; (vi) the borrower's management; and
(vii) the general economic and market conditions affecting the fair value of the loan.


         Securities for which the primary market is a national securities exchange are stated at the last reported sale price on the day of valuation. Securities reported by NASDAQ National Market System will be valued at the NASDAQ Official Closing Price on the valuation day. Debt and equity securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked price. Valuation of short term cash equivalent investments are at amortized cost.


                                FEDERAL TAXATION

         The following is only a summary of certain U.S. federal income tax considerations generally affecting the Fund and its shareholders. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its shareholders, and the following discussion is not intended as a substitute for careful tax planning. Shareholders should consult with their own tax advisers regarding the specific federal, state, local, foreign and other tax consequences of investing in the Fund.

QUALIFICATION AS A REGULATED INVESTMENT COMPANY

         The Fund will elect each year to be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code (the "Code"). As a regulated investment company, the Fund generally will not be subject to federal income tax on the portion of its investment company taxable income (I.E., taxable interest, dividends and other taxable ordinary income, net of expenses, and net short-term capital gains in excess of long-term capital losses) and net capital gain (I.E., the excess of net long-term capital gains over the sum of net short-term capital losses and capital loss carryovers from prior years) that it distributes to shareholders, provided that it distributes at least 90% of its investment company taxable income for the taxable year (the "Distribution Requirement"), and satisfies certain other requirements of the Code that are described below.

         In addition to satisfying the Distribution Requirement and an asset diversification requirement discussed below, a regulated investment company must derive at least 90% of its gross income for each taxable year from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies and other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies.

         In addition to satisfying the requirements described above, the Fund must satisfy an asset diversification test in order to qualify as a regulated investment company. Under this test, at the close of each quarter of the Fund's taxable year, at least 50% of the value of the Fund's assets must consist of cash and cash items (including receivables), U.S. government securities, securities of other regulated investment companies, and securities of other issuers (as to which the Fund has not invested more than 5% of the value of the Fund's total assets in securities of any such issuer and as to which the Fund does not hold more than 10% of the outstanding voting securities of any such issuer), and no more than 25% of the value of its total assets may be invested in the securities of any one issuer (other than U.S. government securities and securities of other regulated investment companies), or in two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses.

         In general, gain or loss recognized by the Fund on the disposition of an asset will be a capital gain or loss. However, gain recognized on the disposition of a debt obligation purchased by the Fund at a market discount (generally at a price less than its principal amount) other than at the original issue will be treated as ordinary income to the extent of the portion of the market discount which accrued during the period of time the Fund held the debt obligation.

         In general, investments by the Fund in zero coupon or other original issue discount securities will result in income to the Fund equal to a portion of the excess of the face value of the securities over their issue price (the "original issue discount") each year that the Fund holds the securities, even though the Fund receives no cash interest payments. This income is included in determining the amount of income which the Fund must distribute to maintain its status as a regulated investment company and to avoid federal income and excise taxes.

         If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions will be taxable as ordinary dividends to the extent of the Fund's current and accumulated earnings and profits. Such distributions generally would be eligible for the dividends-received deduction in the case of corporate shareholders.

         If the Fund fails to qualify as a regulated investment company in any year, it must pay out its earnings and profits accumulated in that year in order to qualify again as a regulated investment company. Moreover, if the Fund failed to qualify as a regulated investment company for a period greater than one taxable year, the Fund may be required to recognize any net built-in gains with respect to certain of its assets (the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized if the Fund had been liquidated) in order to qualify as a regulated investment company in a subsequent year. EXCISE TAX ON REGULATED INVESTMENT COMPANIES

         A 4% non-deductible excise tax is imposed on a regulated investment company that fails to distribute in each calendar year an amount equal to the sum of (1) 98% of its ordinary taxable income for the calendar year, (2) 98% of its capital gain net income (i.e., capital gains in excess of capital losses) for the one-year period ended on October 31 of such calendar year, and (3) any ordinary taxable income and capital gain net income for previous years that was not distributed or taxed to the regulated investment company during those years. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxed to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

         The Fund intends to make sufficient distributions or deemed distributions (discussed below) of its ordinary taxable income and capital gain net income to avoid liability for the excise tax.

DISTRIBUTIONS

         The Fund anticipates distributing all or substantially all of its investment company taxable income for the taxable year. Such distributions will be taxable to shareholders as ordinary income. If a portion of the Fund's income consists of dividends paid by U.S. corporations, a portion of the dividends paid by the Fund may be eligible for the corporate dividends received deduction.


         The Fund may either retain or distribute to shareholders its net capital gain for each taxable year. The Fund currently intends to distribute any such amounts. If net capital gain is distributed and designated as a capital gain dividend, it will generally be taxable to shareholders at a maximum federal tax rate of 15%. Distributions are subject to these capital gains rates regardless of the length of time the shareholder has held his shares. Conversely, if the Fund elects to retain its net capital gain, the Fund will be taxed thereon (except to the extent of any available capital loss carryovers) at the applicable corporate tax rate. In such event, it is expected that the Fund also will elect to treat such gain as having been distributed to shareholders. As a result, each shareholder will be required to report his pro rata share of such gain on his tax return as long-term capital gain, will be entitled to claim a tax credit for his pro rata share of tax paid by the Fund on the gain, and will increase the tax basis for his shares by an amount equal to the deemed distribution less the tax credit.

         Recently enacted tax legislation generally provides for a maximum tax rate for individual taxpayers of 15% on long-term capital gains from sales on or after May 6, 2003 and on certain qualifying dividend income. The rate reductions do not apply to corporate taxpayers. The Fund will be able to separately dsignate distributions of any qualifying long-term capital gains or qualifying dividends earned by the Fund that wuold be eligible for the lower maximum rate, although it does not expect to distribute a material amount of qualifying dividends. A shareholder would also have to satisfy a 60-day holding period with respect to any distributions of qualifying dividends in order to obtain the benefit of lower rate. Distributions from funds, such as the Fund, investing in debt instruments will not generally qualify for the lower rates.


         Distributions by the Fund in excess of the Fund's earnings and profits will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in his shares; any such return of capital distributions in excess of the shareholder's tax basis will be treated as gain from the sale of his shares, as discussed below.

         Distributions by the Fund will be treated in the manner described above regardless of whether such distributions are paid in cash or reinvested in additional shares of the Fund. If the NAV at the time a shareholder purchases shares of the Fund reflects undistributed income or gain, distributions of such amounts will be taxable to the shareholder in the manner described above, even though such distributions economically constitute a return of capital to the shareholder.

         The Fund will be required in certain cases to withhold and remit to the U.S. Treasury 28% of all dividends and redemption proceeds payable to any shareholder (1) who fails to provide the Fund with a certified, correct identification number or other required certifications, or (2) if the Internal Revenue Service notifies the Fund that the shareholder is subject to backup withholding. Corporate shareholders and other shareholders specified in the Code are exempt from such backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's U.S. federal income tax liability if the appropriate information is provided to the IRS.

REPURCHASE OF SHARES

         Shareholders should consult their tax advisors regarding the specific tax consequences, including state and local tax consequences, of participating in a repurchase offer. A sale of Fund shares pursuant to a repurchase offer will be treated as a taxable sale or exchange of the Fund shares if the tender (i) completely terminates the shareholder's interest in the Fund, (ii) is treated as a distribution that is "substantially disproportionate" or (iii) is treated as a distribution that is "not essentially equivalent to a dividend." A "substantially disproportionate" distribution generally requires a reduction of at least 20% in the shareholder's proportionate interest in the Fund after taking into account all shares sold under the repurchase offer. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the shareholder's interest, which should be the case if the shareholder has a minimal proportionate interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his or her proportionate interest.

         The Fund intends to take the position that sales of Fund shares pursuant to a repurchase offer will qualify for sale or exchange treatment. If the transaction is treated as a sale or exchange for tax purposes, any gain or loss recognized will be treated as a capital gain or loss by shareholders who hold their Fund shares as a capital asset and as a long-term capital gain or loss if such shares have been held for more than one year. However, if you sell Fund shares on which a long-term capital gain distribution has been received and you held the shares for six months or less, any loss you realize will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution. All or a portion of any loss realized on a sale may also be disallowed if the shareholder acquires other Fund shares within 30 days before or after the sale and, in such a case, the basis of the acquired shares would then be adjusted to reflect the disallowed loss.

         If a sale of Fund shares pursuant to a repurchase offer is not treated as a sale or exchange, then the amount received upon a sale of shares may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and the shareholder's tax basis in the Fund shares. In addition, if any amounts received are treated as a dividend to tendering shareholders, there is a risk that a constructive dividend may be considered to be received by non-tendering shareholders whose proportionate interest in the Fund has been increased as a result of the tender. In addition, to the extent that the price under a repurchase offer includes any unrealized gains, non-tendering shareholders would be taxed if and when the Fund recognizes and distributes such gains.

FOREIGN SHAREHOLDERS

         U.S. taxation of a shareholder who, as to the United States, is a nonresident alien individual, foreign trust or estate, foreign corporation, or foreign partnership ("foreign shareholder") depends, in part, on whether the shareholder's income from the Fund is "effectively connected" with a U.S. trade or business carried on by such shareholder.

         If the income from the Fund is not effectively connected with a U.S. trade or business carried on by a foreign shareholder, distributions of investment company taxable income will be subject to U.S. withholding tax at the rate of 30% (or lower treaty rate). Such a foreign shareholder would generally be exempt from U.S. federal income tax on gains realized on the sale or exchange of shares of the Fund, capital gain dividends, and amounts retained by the Fund that are designated as undistributed capital gains.

         If the income from the Fund is effectively connected with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, capital gain dividends, amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares of the Fund will be subject to U.S. federal income tax at the rates applicable to U.S. citizens or domestic corporations. Such shareholders that are classified as corporations for U.S. tax purposes also may be subject to a branch profits tax.

         In the case of foreign noncorporate shareholders, the Fund may be required to withhold U.S. federal income tax at a rate of 30% on distributions that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate) unless such shareholders furnish the Fund with proper notification of their foreign status. See "Distributions."

         The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein. Foreign shareholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund, including the applicability of foreign taxes.

EFFECT OF FUTURE LEGISLATION; OTHER TAX CONSIDERATIONS

         The foregoing general discussion of U.S. federal income tax consequences is based on the Code and the Treasury Regulations issued thereunder as in effect on the date of this SAI. Future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein, and any such changes or decisions may have a retroactive effect with respect to the transactions contemplated herein.

         Income received by the Fund from foreign sources may be subject to withholding and other taxes imposed by such foreign jurisdictions, absent treaty relief. Distributions to shareholders also may be subject to state, local and foreign taxes, depending upon each shareholder's particular situation. Shareholders are urged to consult their tax advisers as to the particular consequences to them of an investment in the Fund.

                        ADVERTISING AND PERFORMANCE DATA

ADVERTISING

         From time to time, advertisements and other sales materials for the Fund may include information concerning the historical performance of the Fund. Any such information may include trading volume of the Fund's shares, the number of loan investments, annual total return, aggregate total return, distribution rate, average compounded distribution rates and yields of the Fund for specified periods of time, and diversification statistics. Such information may also include rankings, ratings and other information from independent organizations such as Lipper Analytical Services, Inc. ("Lipper"), Morningstar, Value Line, Inc., CDA Technology, Inc., Standard & Poor's, Portfolio Management Data (a division of Standard & Poor's), Moody's, Bloomberg or other industry publications. These rankings will typically compare the Fund to all closed-end funds, to other Senior Loan funds, and/or also to taxable closed-end fixed income funds. Any such use of rankings and ratings in advertisements and sales literature will conform with the guidelines of the NASD approved by the Commission. Ranking comparisons and ratings should not be considered representative of the Fund's relative performance for any future period.

         Reports and promotional literature may also contain the following information: (i) number of shareholders; (ii) average account size; (iii) identification of street and registered account holdings; (iv) lists or statistics of certain of the Fund's holdings including, but not limited to, portfolio composition, sector weightings, portfolio turnover rates, number of holdings, average market capitalization and modern portfolio theory statistics alone or in comparison with itself (over time) and with its peers and industry group; (v) public information about the assets class; and (vi) discussions concerning coverage of the Fund by analysts.

         In addition, reports and promotional literature may contain information concerning the Investment Manager, ING Groep, the Portfolio Managers, the Administrator or affiliates of the Fund including (i) performance rankings of other funds managed by the Investment Manager, or the individuals employed by the Investment Manager who exercise responsibility for the day-to-day management of the Fund, including rankings and ratings of investment companies published by Lipper, Morningstar, Inc., Value Line, Inc., CDA Technologies, Inc., or other rating services, companies, publications or other persons who rank or rate investment companies or other investment products on overall performance or other criteria; (ii) lists of clients, the number of clients, or assets under management; (iii) information regarding the acquisition of the ING Funds by ING Capital; (iv) the past performance of ING Capital and ING Funds Services; (v) the past performance of other funds managed by the Investment Manager; (vi) quotes from a portfolio manager of the Fund or industry specialists; and (vii) information regarding rights offerings conducted by closed-end funds managed by the Investment Manager.

         The Fund may compare the frequency of its reset period to the frequency which LIBOR changes. Further, the Fund may compare its yield to (i) LIBOR, (ii) the federal funds rate, (iii) the Prime Rate, quoted daily in the Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks, (iv) the average yield reported by the Bank Rate Monitor National Index for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas, (v) yield data published by Lipper, Bloomberg or other industry sources, or (vi) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding. Further, the Fund may compare such other yield data described above to each other. The Fund may also compare its total return, NAV stability and yield to fixed income investments. As with yield and total return calculations, yield comparisons should not be considered representative of the Fund's yield or relative performance for any future period.

         The Fund may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include information about current economic, market and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance, and goal setting; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and action plans offering investment alternatives. Materials may also include discussion of other investment companies in the ING Funds, products and services, and descriptions of the benefits of working with investment professionals in selecting investments.

PERFORMANCE DATA

         The Fund may quote annual total return and aggregate total return performance data. Total return quotations for the specified periods will be computed by finding the rate of return (based on net investment income and any capital gains or losses on portfolio investments over such periods) that would equate the initial amount invested to the value of such investment at the end of the period. On occasion, the Fund may quote total return calculations published by Lipper, a widely recognized independent publication that monitors the performance of both open-end and closed-end investment companies.

         The Fund's distribution rate is calculated on a monthly basis by annualizing the dividend declared in the month and dividing the resulting annualized dividend amount by the Fund's corresponding month-end net asset value (in the case of NAV) or the last reported market price (in the case of Market). The distribution rate is based solely on the actual dividends and distributions, which are made at the discretion of management. The distribution rate may or may not include all investment income, and ordinarily will not include capital gains or losses, if any.

         Total return and distribution rate and compounded distribution rate figures utilized by the Fund are based on historical performance and are not intended to indicate future performance. Distribution rate, compounded distribution rate and NAV per share can be expected to fluctuate over time. Total return will vary depending on market conditions, the Senior Loans, and other securities comprising the Fund's portfolio, the Fund's operating expenses and the amount of net realized and unrealized capital gains or losses during the period.

                               GENERAL INFORMATION

CUSTODIAN

         State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105 has been retained to act as the custodian for the Fund. State Street Bank and Trust Company does not have any part in determining the investment policies of the Fund or in determining which portfolio securities are to be purchased or sold by the Fund or in the declaration of dividends and distributions.

LEGAL COUNSEL

         Legal matters for the Fund are passed upon by Dechert LLP, 1775 I Street, NW, Washington, DC 20006 and 30 Rockefeller Plaza, New York, NY 10122.

INDEPENDENT AUDITORS


         KPMG LLP, 355 South Grand Avenue, Los Angeles, CA 90071, currently serves as the independent auditors and has been selected as independent auditors for the Fund for the fiscal year ending February 29, 2004.


                              FINANCIAL STATEMENTS

         The Financial Statements and the independent auditors' reports thereon, appearing in the Fund's Annual Report for the period ended February 28, 2003, are incorporated by reference in this Statement. The Fund's Annual and Semi-Annual Reports are available at 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258, upon request and without charge by calling 1-800-992-0180.

206448. 6.03

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     1.   Financial Statements


     Contained in Part A: Financial Highlights for the period ended February 28, 2003, 2002 and 2001.

     Contained in Part B: Financial Statements are incorporated in Part B by reference to Registrant's February 28, 2003 Annual Report (audited).


     2.   Exhibits


          (a) (i) Agreement and Declaration of Trust - Filed as an exhibit to the Registrant's Registration Statement under the Investment Company Act of 1940, as amended (the "1940 Act") on Form N-2 (File No. 811-10223), filed on February 2, 2001 and incorporated herein by reference.

               (ii) Certificate of Amendment to Certificate of Trust -
                    previously filed as an exhibit to Amendment No. 1
                    to the Registrant's Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

              (iii) Certificate of Amendment of Certificate of Trust -
                    previously filed as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form N-2 filed on April 30, 2002 and incorporated herein by reference.

          (b) Bylaws - Filed as an exhibit to the Registrant's Registration Statement under the 1940 Act (File No. 811-10223) on Form N-2 filed on February 2, 2001 and incorporated herein by reference.


          (c)  Not Applicable

          (d)  Not Applicable

          (e)  Not Applicable

          (f)  Not Applicable

          (g) (i) Investment Management Agreement - previously filed as an exhibit to the Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

               (ii) Form of Sub-Advisory Agreement between ING Investments,
                    LLC and Aeltus Investment Management, Inc. is filed herewith.

          (h) (i) Form of Amended and Restated Underwriting Agreement - previously filed as an exhibit to Amendment No. 3 to the Registrant's Registration Statement on Form N-2 filed on July 1, 2002 and incorporated herein by reference.

               (ii) Form of Agreement Selling Groups - previously filed as an exhibit to the Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

          (i)  Not Applicable

          (j) (i) Custody Agreement - previously filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

               (ii) Form of Custodian and Accounting Agreement between the
                    Registrant and State Street Bank and Trust Company - previously filed as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form N-2 filed on April 30, 2002 and incorporated herein by reference.

          (k) (i) Administration Agreement - previously filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

               (ii) Amendment to Administration Agreement - previously filed as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form N-2 filed on
                    April 30, 2002 and incorporated herein by reference.

              (iii) Recordkeeping Agreement - previously filed as an exhibit to
                    Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

               (iv) Form of Shareholder Service Plan for Class A - previously filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

               (v) Form of Service and Distribution Plan for Class B - previously filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

               (vi) Form of Amended and Restated Service and Distribution Plan
                    for Class B - previously filed as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form N-2 filed on April 30, 2002 and incorporated herein by reference.

              (vii) Form of Service and Distribution Plan for Class C -
                    previously filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

             (viii) Form of Shareholder Service Plan for Class Q - previously filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

               (ix) Waiver Agreement - previously filed as an exhibit to
                    Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

               (x) Amended Waiver Agreement - previously filed as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form N-2 filed on April 30, 2002 and incorporated herein by reference.

               (xi) Amended Waiver Agreement - filed herewith.

              (xii) Form of Multiple Class Plan Pursuant to Rule 18f-3 -
                    previously filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

             (xiii) Form of Amended and Restated Multiple Class Plan Pursuant
                    to Rule 18f-3 -- previously filed as an exhibit to Amendment No. 3 to the Registrant's Registration Statement on Form N-2 filed on July 1, 2002 and incorporated herein by reference.

              (xiv) Form of Expense Limitation Agreement - previously filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed on March 30,
                    2001 and incorporated herein by reference.

               (xv) Form of Expense Limitation Agreement - previously filed as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form N-2 filed on April 30,
                    2002 and incorporated herein by reference.

              (xvi) Form of Revolving Loan Agreement - previously filed as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form N-2 filed on April 30, 2002 and incorporated herein by reference.

          (l) Opinion of Dechert - previously filed as an exhibit to Amendment No. 3 to the Registrant's Registration Statement on Form N-2 filed on July 1, 2002 and incorporated herein by reference.

          (m)  Not Applicable

          (n)  (i)   Consent of Dechert LLP is filed herewith.

               (ii)  Consent of KPMG LLP is filed herewith.

          (o)  Not Applicable

          (p) Representation Letter - previously filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

          (q)  Not Applicable

          (r)  (i)   Pilgrim Group Funds Code of Ethics - previously filed as
                     an exhibit to the Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed on
                     March 30, 2001 and incorporated herein by reference.

               (ii) Aeltus Investment Management, Inc. Code of Ethics, is filed herewith.

ITEM 25. MARKETING AGREEMENTS

     Not Applicable.

ITEM 26. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth expenses incurred or estimated to be incurred in connection with the offering described in the Registration Statement.

Registration Fees....................................................   $  --

Trustee Fees.........................................................   $  --

Rating Agency Fees...................................................   $  --

Printing Expenses....................................................   $  40,000

Legal Fees...........................................................   $  30,000

Accounting Fees and Expenses.........................................   $   6,000

Miscellaneous Expenses...............................................   $  --
                                                                        --------
         Total.......................................................   $  76,000
                                                                        ========

ITEM 27. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

     Not Applicable.

ITEM 28. NUMBER OF HOLDERS OF SECURITIES

          (1)                                        (2)

     TITLE OF CLASS                        NUMBER OF RECORD HOLDERS
     --------------                        ------------------------
     Class A Shares                       1,862,221   as of June 16, 2003
     Class B Shares                       1,551,677   as of June 16, 2003
     Class C Shares                       3,978,895   as of June 16, 2003
     Class Q Shares                      13,929,922   as of June 16, 2003

ITEM 29. INDEMNIFICATION

     Section 8.2 of the Agreement and Declaration of Trust provides: The Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, Manager or Principal Underwriter of the Fund, nor shall any Trustee be responsible for the act or omission of any other Trustee, and the Fund out of its assets shall indemnify, defend and hold harmless each and every Trustee from and against any and all claims and demands whatsoever arising out of or related to each Trustee's performance of his or her duties as a Trustee of the Fund; PROVIDED, HOWEVER, that the Fund shall not indemnify a Trustee against liability caused by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

     Every note, bond, contract, instrument, certificate or undertaking, and every other act or thing whatsoever issued, executed or done by or on behalf of the Fund or the Trustees or any of them, in connection with the Fund shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his or her capacity as Trustees or a Trustee, and such Trustees or Trustee shall not be personally liable thereon.

     Section 8.3 of the Agreement and Declaration of Trust provides: The exercise by the Trustees of their powers and discretion hereunder shall be binding upon everyone interested. A Trustee shall be liable to the Fund and to any Shareholder solely for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and shall not be liable for errors of judgment or mistakes of fact or law. In performing their duties, the Trustees may rely on any information, advice, opinion, report or statement (including without limiting the generality of the foregoing any financial statement or other financial data and any interpretation of the meaning and operation of the Fund's governing documents), prepared or presented by an officer or employee of the Fund, or prepared or presented by a lawyer, certified public accountant or other person as a matter which a Trustee believes to be within the person's professional or expert competence and the Trustees shall be under no liability for any act or omission in accordance with any such information advice, opinion, report or statement nor failing to rely on or follow such information, advice, opinion, report or statement. The Trustees shall not be required to give any bond as such, nor any surety if a bond is required.

     Section 8.4 of the Agreement and Declaration of Trust provides: The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Fund assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Trustee in connection with any claim, action, suit or proceeding in which he or she becomes involved by virtue of his or her capacity or former capacity with the Fund, whether or not the Fund would have the power to indemnify him or her against such liability under the provisions of this Article.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will submit, unless in the opinion of its counsel the matter has been settled by controlling precedent, to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 30. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT MANAGER

     Information as to the Trustees and officers of the Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-48282) filed under the Investment Advisers Act of 1940, as amended ("Advisers Act"), and is incorporated herein by reference thereto.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

     The amounts and records of the Registrant will be maintained at its office at 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258 and at the office of its custodian, State Street Bank & Trust Company, 801 Pennsylvania, Kansas City, Missouri 64105.

ITEM 32. MANAGEMENT SERVICES

     Not Applicable.

ITEM 33. UNDERTAKINGS

     1.   Not Applicable.

     2.   Not Applicable.

     3.   Not Applicable.

     4. a. To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          b. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          c. To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     5.   Not Applicable

     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement under Rule 486(b) under the 1933 Act and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale and State of Arizona on the 27th day of June, 2003.

                     ING SENIOR INCOME FUND

                      By:   /s/ Michael J. Roland
                          ------------------------------------------
                           Michael J. Roland
                           Executive Vice President, Chief Financial Officer and Assistant Secretary

     Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

       SIGNATURE             TITLE                                 DATE
       ---------             -----                                 ----
                             Trustee and Chairman           June 27, 2003
-------------------------
    John G. Turner*

                             President and Chief
                             Executive Officer              June 27, 2003
-------------------------
   James M. Hennessy*

                             Executive Vice President,
                             Chief Financial Officer and    June 27, 2003
  /s/ Michael J. Roland      Assistant Secretary
-------------------------
    Michael J. Roland

                             Trustee                        June 27, 2003
-------------------------
     Paul S. Doherty*

                             Trustee                        June 27, 2003
-------------------------
    J. Michael Earley*

                             Trustee                        June 27, 2003

-------------------------
 R. Barbara Gitenstein*

                             Trustee                        June 27, 2003
-------------------------
  Walter H. May, Jr.*

                             Trustee                        June 27, 2003
-------------------------
  Thomas J. McInerney*

                             Trustee                        June 27, 2003
-------------------------
      Jock Patton*

                             Trustee                        June 27, 2003
-------------------------
    David W.C. Putnam*

                             Trustee                        June 27, 2003
-------------------------
     Blaine E. Rieke*

                             Trustee                        June 27, 2003
-------------------------
     Roger B. Vincent*

                             Trustee                        June 27, 2003
-------------------------
  Richard A. Wedemeyer*


*By:       /s/ Michael J. Roland
         -------------------------
         Michael J. Roland
         Attorney-in-Fact**

 ** Pursuant to Powers of Attorney filed previously in Amendment No. 2 to the Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) on April 30, 2002, and incorporated herein by reference.

                                 EXHIBIT INDEDX

Exhibit Number                          Name of Exhibit
--------------                          ---------------
2(g)(ii)                                Form of Sub-Advisory Agreement between ING
                                        Investments, LLC and Aeltus Investment Management, Inc.

2(k)(xi)                                Amended Waiver Agreement

2(n)(i)                                 Consent of Dechert LLP

2(n)(ii)                                Consent of KPMG LLP

2(r)(ii)                                Code of Ethics of Aeltus Investment Management, Inc.